Exhibit 99.2

OUR GOAL

To be recognized by customers as Canada’s leading communications company.

OUR 6 STRATEGIC IMPERATIVES
Accelerate wireless	10
Leverage wireline momentum	12
Expand media leadership	14
Invest in broadband networks and services	16
Achieve a competitive cost structure	17
Improve customer service	18

With a strategy to lead in broadband investment and innovation, Bell is delivering advanced networks, next generation communications growth services, and a better service experience to our more than 21 million consumer and business customers in every region of Canada.

Our results speak volumes about our commitment to deliver for you. In 2014, the Bell team achieved all our financial goals; gained significant share of wireless, Internet and TV customer growth; created exceptional value for shareholders; and positioned Bell for future success in a dynamic and competitive marketplace.

Financial and operational highlights	4	Management’s discussion and analysis (MD&A)	24
Letters to shareholders	6	Reports on internal control	110
Strategic imperatives	10	Consolidated financial statements	114
Community investment	20	Notes to consolidated financial statements	118
Bell archives	22

We achieved all Bell and BCE
financial targets in 2014. Centred
on our 6 Strategic Imperatives
and underpinned by a sound
capital markets strategy, Bell’s
business model is delivering results
in a competitive marketplace.

2014 FINANCIAL PERFORMANCE
Bell	Actual	Target	Result
Revenue growth	3.5%	2%–4%
Adjusted EBITDA growth(3)	3.7%	3%–5%
Capital intensity	16.8%	16%–17%
BCE	Actual	Target Result
Adjusted EPS(3)	$3.18	$3.10–$3.20
Free Cash Flow growth(2)	6.7%	3%–7%

COMPARATIVE TOTAL RETURN
	2014	Since 2008
BCE	21.7%	194%
S&P/TSX Composite Index	10.6%	94%
S&P/TSX Telecom Index	13.3%	122%

(1)	Assumes the reinvestment of dividends.
(2)	Total return since the end of 2008, the year Bell implemented its transformational strategy.
(3)	Adjusted EBITDA, Adjusted EPS and Free Cash Flow are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore they are unlikely to be comparable to similar measures presented by other issuers. For a full description of these measures, see section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) on pp. 106 to 109 of the MD&A.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

Wireless, TV, Internet and Media growth services are driving Bell’s transformation.

Canada’s communications leader since 1880, Bell has now moved to the forefront of advanced broadband networks and services. With unparalleled investments in high-speed fibre and mobile 4G LTE, high-capacity data centres and premium content, Bell is the new leader in the communications growth services of today and tomorrow – Wireless, Internet, Television and Media.
BCE SUBSCRIBERS* (MILLIONS)
	2014	2013	Growth
Wireless	8.1	7.9	+2.4%
High-speed Internet	3.3	3.1	+5.1%
Television	2.6	2.5	+6.2%
Total growth services	14.1	13.5	+3.7%
Local telephone services	7.1	7.6	-6.1%
Total subscribers	21.2	21.1	+0.2%

* Rounding in numbers may affect total figures presented.

Growth services
deliver revenue results

With the integration of Bell Aliant, Wireless, TV, Internet and Media growth services accounted for 79% of BCE revenue in 2014, up from just 64% in 2008.

BCE OPERATING REVENUE
($ BILLIONS)

'14 '13 '09*
$17.7
$20.4
$21.0
+3.1%
+18.6%

BCE ADJUSTED EBITDA
($ BILLIONS)

'14 '13 '09*
$7.1
$8.1
$8.3
+2.6%
+17.1%

BCE NET EARNINGS
($ BILLIONS)

'14 '13 '09*
$1.7
$2.4
$2.7
+13.8%
+56.4%

CASH FLOW FROM OPERATING ACTIVITIES
($ BILLIONS)

'14 '13 '09*
$4.9
$6.5
$6.2
-3.6%
+27.8%

FREE CASH FLOW
($ BILLIONS)

'14 '13 '09*
$2.0
$2.6
$2.7
+6.7%
+37.5%

FREE CASH FLOW PER SHARE
($)

'14 '13 '09*
$2.58
$3.31
$3.46
+4.5%
+34.1%

* In accordance with previously reported Canadian GAAP.

For more information, please refer to Section 7 of the MD&A – Selected Annual and Quarterly Information, page 86.

MESSAGE FROM THE CHAIR OF THE BOARD

Delivering results for all Bell stakeholders: A year of great progress for your company.

Guided by the highest standards of corporate governance, BCE works to serve our shareholders, customers, communities and team. In 2014, we successfully delivered increased returns for investors while undertaking the significant capital expenditures necessary to fuel Bell’s strategic execution in the marketplace and enable our growth and investment into the future.

Dear fellow shareholders,

2014 was a year of tremendous progress for your company. Bell grew its leadership in building the broadband communications networks of today and tomorrow. We enhanced the customer service experience as we increased the efficiency of our operations and reduced costs. And we undertook judicious transactions to execute our Strategic Imperatives and accelerate growth opportunities.

The result was exciting service innovation for customers, strong operating and financial performance, and growing value for BCE shareholders. At the same time, we led the advancement of Canada’s critical communications infrastructure and made significant charitable investments in communities small and large nationwide with the Bell Let’s Talk initiative.

Consistently improving results underscore the strength of the business model Bell has built around the 6 Strategic Imperatives, supported by a prudent capital markets strategy with a strong balance sheet, investment grade credit ratings and the highest levels of corporate governance.

Delivering for shareholders

Competitive success in the marketplace in 2014 and a healthy financial position enabled us to provide substantial returns to the shareholders who believe in us. With a target payout of between 65% and 75% of free cash flow, BCE is growing your dividend in line with our strong free cash flow generation.

BCE announced a 5.3% increase in the common share dividend for 2015, the eleventh such increase since the end of 2008 representing overall dividend growth of 78%. Total shareholder return in 2014 was 21.7%, well ahead of our industry peers including major U.S. operators as well as the S&P/TSX Composite Index. Five-year total shareholder return was 139%, and 194% since the end of 2008 following the implementation of Bell’s transformational strategy.

In 2014, we raised $1.25 billion in new public debt that significantly lowered Bell’s after-tax rate of borrowing. Effectively managing our pension obligations, BCE also announced a $350 million voluntary pension plan contribution in 2014, an efficient use of cash that aligns the privatized Bell Aliant plan and reduces the amount of BCE’s future pension payments.

In November, we were pleased to welcome two of Canada’s most accomplished and respected business leaders to the BCE Board of Directors: Robert Dexter, QC, Chief Executive Officer of Maritime Travel, Chair of Sobeys and Empire Company Limited and former member of the Bell Aliant board; and Gordon Nixon, CM, O.Ont, formerly President and CEO of the Royal Bank of Canada, a Director of George Weston Limited and Chairman of MaRS.

Returning to public service, the Hon. James Prentice, PC, QC departed the Board in May after serving as a Director since 2011 while André Bérard, OC, OQ retired in August after more than 11 years with your Board. We are grateful for their invaluable service to our shareholders, customers and company.

Bell in the community

The Bell team was pleased to be acknowledged for our work in the community in 2014. Alongside a spectacular Bell Let’s Talk Day that set new records for engagement in the cause, our mental health initiative was recognized by the Québec Order of Psychologists and by Excellence Canada with a Gold Award for Mental Health at Work.

Two Bell leaders were acknowledged as Women of the Year by the national Women in Communications and Technology organization: In 2014, CTV News President Wendy Freeman, and in 2015, Mary Ann Turcke, formerly Executive Vice President of Field Operations and now Group President of Sales at Bell Media. Bell was also named one of Montréal’s Top Employers for the third year in a row.

On behalf of the Board, I would like to recognize the outstanding leadership of our CEO George Cope and his executive team, including our retiring Chief Financial Officer Siim Vanaselja, for leading Bell’s rapid transformation into the innovative, customer-focused competitor we are today.

Bell’s more than 57,000 employees working everywhere across the nation are well equipped to prevail in a dynamic and competitive business environment. Our industry changes rapidly, but the Bell team has proven more than equal to the challenge. We thank you for your support.

Thomas C. O’Neill
Chair of the Board
BCE Inc.

MESSAGE FROM THE PRESIDENT & CEO

Marketplace success and shareholder value: Bell transformed as a growth services competitor.

With your support, Bell is continually re-energized to deliver the best communications services in the world to Canadians everywhere. In an industry marked by intense competition, dynamic technological change and regulatory challenge, Bell’s focus on broadband growth services and diligent strategic execution delivered exceptional results in 2014.

6 Strategic Imperatives
  Accelerate wireless
  Leverage wireline momentum
  Expand media leadership
  Invest in broadband networks and services
  Improve customer service
  Achieve a competitive cost structure

Dear fellow shareholders,

To achieve exceptional results for our customers and shareholders, the Bell team focuses all of our efforts in pursuit of a clear goal: for Bell to be recognized by customers as Canada’s leading communications company.

With our promise to carry the proud Bell name forward as Canada’s best, the team accelerated our progress toward achieving this objective. Diligently executing our 6 Strategic Imperatives, we won an increased share of new customers in wireless, TV and Internet growth services; met all our financial targets with strong growth in revenue, profitability and free cash flow; and positioned Bell for future success with the best broadband communications technologies the world has to offer.

Our broadband IPTV footprint expanded to 6 million households by the end of 2014, more than 2 million of them served by the direct Fibre to the Home connections that are the focus of our wireline investment and growth going forward.

With the surging popularity of the superior Fibe TV and FibreOP TV services, our residential business reached an inflection point at the end of 2014 as we achieved positive net customer additions, revenue growth and Adjusted EBITDA growth for the first time since cable telephony was introduced in 2005. At Bell Business Markets, fibre was key to growth in IP broadband connectivity and the cloud computing services offered by Canada’s largest network of data centres.

Residential customers really like our new 2-hour install and service appointment windows for Fibe. Continued innovation in online and mobile self-serve, coupled with our 4G network leadership, improved customer satisfaction while significantly reducing calls and costs at Mobility call centres.

With astute investments in advanced wireless spectrum in all regions, Bell continued our rapid expansion of the world’s best mobile technology: 4G LTE. Driving smartphone sales and usage of mobile TV, social media, gaming and business data services, LTE was critical to Bell’s industry-leading wireless profitability in 2014. With just under half of our postpaid customers using LTE, ongoing increases in mobile access speeds, and network coverage set to extend from 86% to 98% of the population by the end of 2015, Bell has significant room for growth in the burgeoning mobile data marketplace.

Bell Media strengthened its position as the nation’s leading media company across conventional, pay and specialty TV, including Canada’s top sports networks, TSN and RDS, radio and digital properties. With ongoing innovations like CraveTV and TV Everywhere GO products, premium homegrown and international programming, and unmatched content partnerships with TV heavyweights like HBO and Showtime, Bell Media is positioned at the forefront of a fast-paced Canadian broadcasting environment.

Every strategic investment Bell undertakes directly supports the execution of our Imperatives. We were proud to welcome the talented Bell Aliant team as we privatized our Atlantic Canada affiliate in Q4 2014. Integrating Bell Aliant aligns our national broadband strategy – together we invested more than $3.7 billion in capital in 2014 – and creates significant operational synergies to support our investment and dividend growth objectives. Bell’s pending acquisition of a 50% stake in wireless retailer Glentel at an exceptionally attractive cost executes our wireless and service Imperatives, ensuring ongoing availability of Bell products at high-profile Glentel outlets like Wireless Wave and Tbooth, renowned for their mobile sales and service expertise.

Building on the momentum of Clara’s Big Ride, we also set all-new records for engagement in mental health on Bell Let’s Talk Day. Please look for the picture of a smiling Clara Hughes and the Bell Let’s Talk ambassador team later in this report to learn more about the incredible success of Bell’s signature community investment.

Finally, I would like to acknowledge the coming retirement of our renowned Chief Financial Officer and Executive Vice President Siim Vanaselja, who has been a primary leader in the development and execution of Bell’s transformational strategy. Upon his retirement in Q2 2015, Siim will be succeeded by former Bell Aliant CFO Glen LeBlanc, another positive outcome from the integration of our Atlantic Canada brand.

At Bell, we’re an energized team with the winning strategy in Canadian communications. 2014 was a tremendous year of progress in our move forward as the growth services competitor we want customers to consider Canada’s best.

We are proud to deliver for you, our shareholders, our customers and our communities, and look forward to taking your company even further in 2015.

George A. Cope
President and
Chief Executive Officer
BCE Inc. and Bell Canada

Bell makes wireless better, with high-quality service that’s easy to buy and easy to use. We invest in the best wireless spectrum airwaves, rapidly roll out the best network technologies, and deliver the most mobile service innovation.

Bell is making great strides in Canadian wireless with a winning combination of the best smartphones, an enhanced customer experience and Canadian service innovations like our unmatched mobile TV and mobile banking options. Our success is built on our fast, world-class mobile networks.

Bell is quickly rolling out the Fourth Generation of wireless network technology, called LTE. We reached 86% of the Canadian population with coverage by the end of 2014, currently the largest LTE network in the country. We’re on track to match the full national reach of our existing HSPA+ network by the end of 2015.

Our network team made LTE faster this year too, aggregating advanced spectrum to increase data access speeds by up to 45%.

Leading mobile innovation

Fast data access means customers can watch live sports and other video without any lag time or delays, use multiple social media, gaming, business and other mobile apps, and take advantage of innovative Bell data services like the unique Mobile TV. Wireless data revenue increased 22% in 2014 and now represents approximately half of Bell’s total wireless service revenue.

2014 was the year mobile banking became a reality, with Bell announcing service with RBC in January and signing more mobile-payment partnerships with Canadian financial institutions than any other carrier throughout the year. Bell is also innovating in the Machine-to-Machine or M2M space, now offering business users connected car, asset tracking and remote monitoring applications, and readying for a future of enhanced wireless connectivity on everyday consumer devices.

More than 3 in 4 of our postpaid subscribers now have smartphones to take full advantage of our great networks and data services.

We offer the best smartphones, tablets and other devices from the world’s top brands including Apple, Samsung, Sony, BlackBerry, LG, Microsoft, Kyocera, Alcatel and ZTE, plus Push to Talk phones that offer business users dynamic instant communications with the world’s toughest phones.

Bell available everywhere

Making great smartphones available to customers in the widest variety of retail and support locations is crucial to growth in the competitive Canadian wireless industry. Bell offers our wireless services through an extensive national network of Bell and Virgin Mobile stores, The Source locations, dealer partners and major retailers.

In 2014, Bell announced the acquisition of a 50% stake in respected Canadian wireless retailer Glentel, which operates brands like WirelessWave, Tbooth wireless and Wireless Etc in locations across the country. Renowned for their mobile expertise and great service experience,

Glentel stores are a welcome addition to Bell’s leading national wireless retail distribution network.

In the federal government’s auction of 700 MHz wireless airwaves in 2014, Bell won a significant amount of new spectrum in every region of Canada. Bell was first to launch service in Canada with these high-efficiency airwaves, and is employing them to bring the same 4G LTE mobile capabilities available in major urban centres to small towns, rural communities and remote locations including Canada’s North. By the end of 2015, Bell plans to serve 98% of all Canadians with the world’s best wireless technology.

Significant gains in next generation IPTV and high-speed Internet services for the home, and growth in broadband network and data hosting services for the workplace underscore that the focus on fibre has rejuvenated Bell’s wireline business.

A central part of our homes and businesses since 1880, Bell has always been committed to bringing the best communications services the world has to offer to Canadians.

Now, we’re delivering the latest high-capacity fibre optic network technology to residential and business customers alike, enabling powerful new television and Internet services for the home and high-bandwidth connectivity and data centre services for business and government clients.

With the mounting success of these fibre-fuelled growth services, Bell’s wireline operations grew revenue, Adjusted EBITDA and net residential subscriber additions by the end of 2014 – for the first time since cable phone competition was introduced in 2005.

TV and Internet leadership

Offering Bell Satellite TV nationally and a growing footprint of advanced Fibe and FibreOP IPTV services in Ontario, Québec and Atlantic Canada, Bell is now the #2 television company in the country. As consumers increasingly embrace the IPTV experience, we’re gaining fast on the top spot.

With superior picture quality and exclusive features, Bell IPTV services greatly outperformed the conventional cable TV competition in 2014; net new Fibe and FibreOP TV customers increased a total of 42% in 2014 as cablecos faced negative growth.

IPTV is also supporting corresponding increases in high-speed Internet subscribers (up a total of 5.1% in 2014) and reducing the decline in traditional Home Phone service. Approximately 4 in 5 new Fibe TV customers also choose Bell Internet and phone service.

We continue to make Fibe TV even better with exclusives like the new Restart feature, which enables customers to watch a program already in progress from the beginning even if they join late.

Strong Internet customer growth was propelled by innovations such as the Bell Home Hub Internet modem and router, which delivers the fastest Wi-Fi speeds possible in the home, and the fast upload and download speeds and high reliability of our fibre networks.

Gaining the largest share of retail Internet net customer additions for the year, BCE remains Canada’s largest Internet service provider with almost 3.3 million customers, 64% more than our nearest competitor.

Bell Business Markets

Canada’s largest provider of communications services to business and government customers nationwide, Bell Business Markets saw improving results after continuing to weather an economy of cautious business and government spending on technology and communications services.

Leveraging network and product innovation, and strong execution in sales and service, our business segment contributed to wireline revenue growth with increases in IP broadband connectivity and business service solutions, higher data equipment sales, and reduced losses in business landlines.

For small business, Business Markets introduced convenient new installation and repair scheduling and other service advancements, grew the scope of our Fibe TV for Business offering, and launched Business Bundles that include services such as unlimited Fibe Internet, phone lines and calling features, and online security with guaranteed pricing.

Data hosting, cloud solutions and security services are the fastest growing opportunities in the enterprise marketplace. As Canada’s largest data hosting provider with 25 data centres across the country, we continue to leverage state-of-the-art IT infrastructure and connectivity to reduce costs for business customers while ensuring a high performance and secure operating environment.

Bell Media is building its lead as the country’s top multimedia company with innovations for TV lovers who crave on-demand content, new digital platforms, a super-powered primetime and the biggest live events, top news and sports coverage on TV and radio, and investment in the best Canadian productions.

Powered by an inspired team dedicated to delivering Canadians the great content they want across all platforms, Bell Media fine-tuned its position as the nation’s multimedia leader in 2014.

With the conventional CTV and CTV Two networks, encompassing 30 local stations across the country, 35 specialty channels including sports leaders TSN and RDS, and four of the top pay TV services, Bell Media remains #1 in Canadian television.

With the explosive growth of on-demand video streaming, Bell has expanded Canadian TV viewing options with a superior yet uniquely affordable service that offers the largest collection of premium TV content in one place.

For people who love TV

Built for people who really love TV, CraveTV launched in December and is available from multiple television providers across the country. CraveTV offers exclusive access to HBO’s entire off-air catalogue featuring iconic programs such as The Sopranos, Sex and the City and The Wire; every episode of some of TV’s best shows ever including Seinfeld, Corner Gas and Monty Python’s Flying Circus; all-new dramas like Manhattan, Bosch and Deadbeat; and exclusive Showtime series such as The Affair, Ray Donovan, Penny Dreadful and Homeland.

Meanwhile, CTV reigned through the key fall season as Canada’s #1 conventional TV network for the eleventh year in a row with all top 5 shows, including super new series Gotham and The Flash plus returning favourites The Big Bang Theory, Criminal Minds and Castle. With Marvel’s Agents of S.H.I.E.L.D. and How to Get Away with Murder also in the top 10, viewership reached new highs, up 9% over a year earlier.

As always, CTV carried the biggest live events of the year with the Academy Awards, record Canadian audiences for the NFL’s Super Bowl, while TSN and RDS (which also carried the French-language Super Bowl broadcast) offered traditional favourite the CFL Grey Cup and the hugely popular IIHF World Junior Championship.

With more marquee and championship events than any broadcaster in the country, TSN expanded to five national feeds in August to give Canadians more choice in coverage of their favourite sports including CFL, NFL, NBA, MLS, Toronto Maple Leafs, Winnipeg Jets, Grand Slam Tennis, Season of Champions Curling, MLB, Barclays

Premier League, Golf’s Majors, NASCAR and F1. TSN and RDS also became the official broadcasters of the Ottawa Senators and RDS retained French-language regional rights for Montréal Canadiens games.

Ongoing digital innovation

TSN also led the way in digital, with TSN GO launching in time for March Madness and gaining more than 1 million users in its first month. New TV Everywhere services CTV News GO, CP24 GO and SuperÉcran GO joined existing mobile GO entertainment properties. Bell Media introduced CTV Extend, a free digital hub featuring exclusive original and acquired programs, and acquired a stake in Hubub, a Canadian startup operating an innovative digital platform for exploring a broad range of interests.

Bell Media’s digital online properties, including CTV.ca, BNN.ca, TheLoop.ca and our high-traffic TSN.ca and RDS.ca sports sites, led the way with an average total of 16.4 million unique visitors and 3.3 million video viewers each month.

Driven by unprecedented digital innovation in Ontario, Québec, British Columbia and Alberta, Astral Out of Home jumped to the #2 spot in the national outdoor advertising marketplace. Growth was supported by Astral Out of Home’s acquisition of Macdonald Outdoor’s digital OOH advertising network in Edmonton as well as 28 Toronto mural locations from Strategic Outdoor.

Bell Media’s commitment to original Canadian programming was stronger than ever in 2014. Bravo debuted the English version of the popular Montréal police drama 19-2, now into its second season. CTV ordered new seasons of top Canadian dramas Motive and Saving Hope, which delivered 1.3 million viewers in its third season, and internationally acclaimed Space hit Orphan Black was renewed for a third season.

The most-watched Canadian series on record, The Amazing Race Canada had a spectacular second season, regularly attracting more than 2 million viewers, while MasterChef Canada debuted in January and grew its audience to 1.8 million in a month. Building on its unforgettable run on CTV, Corner Gas: The Movie was watched by thousands in theatres across Canada before premiering on CTV and CTV Two in December to an audience of more than 2 million.

The quality of Bell Media programming led to 53 Canadian Screen Awards for our company and production partners, with Orphan Black, CTV National News with Lisa LaFlamme and W5 (in its 49th season) taking top honours.

Bell Media’s specialty and pay TV properties are also delivering unmatched audiences. In Québec, we reached 83% of the French-speaking population, led by RDS, Canal D, Canal Vie, Z and Super Écran.

The full integration of Montréal’s Astral also made Bell Media the country’s #1 radio broadcaster, with a total of 17.4 million people a week listening to our local stations from coast to coast and TSN Radio properties in six Canadian hockey centres. Toronto’s CHUM FM remains the #1 station in the country.

Bell Media continued to make a significant contribution to Bell’s financial strength. Despite a tough advertising marketplace and the rapidly increasing costs of content, Bell Media’s operating revenues rose 14.9% while Adjusted EBITDA increased 7.5%.

Taking pride in leading the development of Canada’s communications since 1880, the Bell team delivered the most advanced broadband network and service innovations of 2014.

Bell’s networks have always been the heartbeat of our operations, carrying the powerful wireline and wireless communications services that consumers want and business customers need.

Including Bell Aliant, we made capital investments of more than $3.7 billion in 2014, an increase of 4.1% over 2013 as Bell rolled out new fibre connections, acquired advanced mobile spectrum and delivered the broadest 4G LTE footprint in Canada.

Broadband changes the TV game

These high-capacity networks, next-generation Wireless, TV and Internet services, and the best content available from Bell Media and other providers are truly changing the game in Canadian communications.

Take Fibe TV and Bell Aliant’s FibreOP TV in Atlantic Canada for example. These next-generation IPTV services are clearly superior to the established cable TV services they are quickly overtaking. Customers are delighted with the best HD picture quality on TV and a growing range of user-friendly features, like the unique Fibe Restart innovation available only from Bell.

The result was exceptional growth in our next-gen TV services in 2014. As cable operators faced declines throughout the year, BCE grew its IPTV base by 42% to 933,547 customers.

LTE for the nation

Fourth Generation mobile LTE also offers a superior user experience with far faster mobile data speeds. Well established in major urban regions and cities across Canada with the broadest service footprint in the country, LTE has been the driver of our expanding smartphone base and fast-growing data usage.

Bell is taking LTE even further. First to launch service on the new 700 MHz bandwidth in 2014, Bell is leveraging this powerful spectrum to bring 4G LTE service to small towns and remote communities everywhere across Canada, with planned coverage for 98% of the national population by the end of 2015.

We’re dialling up LTE speeds too. With spectrum aggregation, we increased LTE speeds by up to 45% in 2014 and also launched LTE Advanced service, offering theoretical peak data speeds as high as 300 Megabits per second in select cities with further expansion in 2015.

Committed to leading investment in communications growth services to deliver for both customers and shareholders, Bell works every day to find ways to operate more cost effectively than our market rivals while delivering a better customer experience.

To compete at our best, the Bell team knows we need to work as efficiently as possible. In 2014, we realized significant cost savings across the business through tight management of spending and capital costs, increased efficiency in our customer operations, and synergies resulting from the integration of companies like Astral Media and Bell Aliant.

Savings on the job

Upgrades to our fleet dispatch system boosted efficiency in service truck routing to customer premises. Enhanced technician training in advanced fibre technologies significantly increased resolution of installation issues on the first visit – Fibe TV repeat visits were reduced by more than 20%.

Continued refinements in online and mobile self-serve and billing apps continued to reduce call centre volumes while ensuring a positive customer experience. The cost to serve each customer in Bell Mobility centres dropped by 30% between 2010 and the end of 2014.

As of 2014, more than 40 Bell facilities earned BOMA BESt certification for energy efficiency, reducing operating expenses while contributing to environmental sustainability. Updated across our fleet, Bell’s strict anti-idling policy for service and network vehicles has similarly reduced both fuel costs and our carbon footprint.

Strategic synergies

In 2014, Bell fully realized the significant operational synergies resulting from our July 2013 acquisition of Montréal-based Astral Media and its high-quality pay specialty and French-language programming, now fully integrated into the national Bell Media brand and service offering.

Similarly, the privatization of Atlantic Canada affiliate Bell Aliant, completed in Q4 2014, is producing capital and operational cost savings while maintaining the strong Bell Aliant brand in Atlantic Canada. With an aligned broadband network strategy, integration of IT and other corporate operations, and elimination of duplicate public company costs as with Astral, Bell will realize substantial Bell Aliant synergies in both the wireline and wireless segments in 2015.

As competition grows more intense, Bell continues to invest in the customer experience, improving consumer and business support options to win and keep customers in a marketplace with multiple service choices.

To achieve our goal to be recognized by customers as Canada’s leading communications company, the Bell team understands we must deliver the best possible service experience in an industry with a wide range of service options.

In 2014, we improved service with investments in new tools for our team, enhanced self-serve options for consumer and business customers, and improved training, scheduling and dispatch processes.

The results are tangible improvements in the Bell customer experience, including faster installation and repair services, more responsive call centres, and increased customer satisfaction.

Bell Residential Services

Fibe TV service is based on leading-edge IPTV technology that takes full advantage of our high-capacity broadband networks. As Bell field technicians have perfected their techniques since the introduction of Fibe service in 2010, we’ve reduced Fibe TV installation time significantly – by 10% in 2014, and 27% since the beginning of 2012.

Bell also introduced 2-hour appointment windows for installations in 2014, a popular option for busy customers, and improved on-time performance for residential appointments by 90%.

First-call resolution of residential services issues also improved by 7% in 2014 as we worked to deliver consistent and seamless support across our Bell TV, Internet and Home Phone residential services.

Bell Mobility

Bell brings the same technological innovation we apply to networks and communications products to our Bell Mobility and Virgin Mobile customer service approach.

We’re continually enhancing self-serve options that enable customers to track their usage and manage their accounts on their computers or mobile phones. Giving customers more direct control over their Bell accounts has contributed directly to a drop in customer calls to our service centres by 34% since 2011 even as our customer base has rapidly expanded.

To further reduce questions to our service centres about common billing and usage issues, the Mobility Bill Interactive Tour and the Personalized Bill Explainer address the most common questions with customized messaging unique to each customer. As part of their introduction to Bell, new wireless customers also receive a customized video explaining what to expect on their first bill, and how to check usage and add new features to their account.

Bell Business Markets

The small-business communications sector is very competitive and Bell Business Markets is finding new ways to stand out with exceptional customer service.

In 2014, we launched a Business Self-Serve portal that provides a secure, no-cost way for small business customers to manage their accounts, including online bill payments, usage updates and access to online customer service representatives. The new Bell Business Concierge program also offers small business front-of-the-line access to customer service representatives and tech support for faster, more tailored service.

Bell also introduced flexible evening and weekend repair and installations for small business customers and improved on-time service. Small business customers are 130% more likely to recommend Bell services than in 2010.

COMMUNITY INVESTMENT

Bell Let's Talk: Moving Canada's mental health forward

Propelled by the momentum of Clara Hughes' epic cycling odyssey around Canada, the mental health conversation grew like never before in 2014.

The result was spectacular engagement on a record Bell Let’s Talk Day, as Canadians everywhere joined Clara and the Bell Let’s Talk team in the quest to build a stigma-free nation.

From her high-energy sendoff on a blustery March day in Toronto, to the moment Clara Hughes dismounted her bike for the last time on her journey 110 days later on Canada Day on Parliament Hill, she had cycled more than 11,000 kilometres to share a message of hope in the face of mental illness.

On every day of Clara’s Big Ride for Bell Let’s Talk, Canada’s 6-time Olympic medalist talked about overcoming her own mental health challenges. And Clara listened as others who’ve struggled shared their stories at hundreds of community and school events in the biggest cities and smallest towns across Canada.

On a map she carried, Clara collected the signatures of 158 Canadian leaders across every province and territory, including Governor General David Johnston and Prime Minister Stephen Harper, all pledging to work toward a Canada free of stigma around mental illness.

Clara’s Big Ride was a defining event, not only of Clara’s great personal courage and commitment to the cause, but also of the strong desire of Canadians to make a real difference in mental health.

A worldwide cause

Building on the spectacular momentum of Clara’s Big Ride, Bell Let’s Talk Day 2015 set all-new records for engagement and Bell funding of mental health.

The campaign was the #1 trend on Twitter not only across Canada but worldwide, underlining the universal desire for action in mental health.

Celebrities Michael Landsberg, Howie Mandel and Mary Walsh joined Clara and Québec spokespeople Michel Mpambara and Stefie Shock and other leaders in sports and entertainment on the Bell Let’s Talk team. All were eager to share their own stories of struggle to help spark conversations about mental health.

And people everywhere responded like never before – with 122,150,772 calls, text messages, tweets and shares of support on Bell Let’s Talk Day 2015, January 28. That included messages from thousands of political leaders, health care and community organizations, corporations and competitors, sports organizations and players, and high-profile celebrities such as Bryan Adams, Ellen DeGeneres and William Shatner in Canada, the United States and abroad.

With a Bell donation of 5 cents per interaction, the result was $6,107,538.60 in new funding for Canadian mental health programs. Including Bell’s original $50 million donation, Bell Let’s Talk has now committed $73,623,413.80 to the cause.

Bell Let’s Talk in the community

Based on 4 action pillars – anti-stigma, care and access, research and workplace leadership –Bell Let’s Talk provides funding for mental health hospitals, research institutions and community groups in every region of Canada.

In the last year, Bell Let’s Talk announced new funding for Vancouver General Hospital and UBC Hospital Foundation, mental health services in rural and remote Alberta communities in partnership with the province, Université de Montréal and McGill University, CHU Sainte-Justine, Concordia University, Sunnybook Hospital, Kids Help Phone and the Bell True Patriot Love Foundation.

The Bell Let’s Talk Community Fund, which each year makes grants ranging from $5,000 to $50,000 to local organizations working in mental health, supported 58 organizations in every region of Canada in 2014.

Bell also announced $1 million in new funding for mental health resources in Nunavut, the Northwest Territories and Yukon with a focus on assisting Inuit and First Nation youth at the community level.

Bell Let’s Talk honoured

Bell received Excellence Canada’s 2014 Gold Award for leadership in promoting mental health in our workplace and across corporate Canada. The Québec Order of Psychologists honoured Bell for contributions to improve the mental health of people across Québec.

Forbes singled out Bell for “leading the pack” among companies tackling challenging issues, noting Bell Let’s Talk has encouraged Canadians everywhere to discuss mental health, “a topic almost untouched by American business.”

With 2014 marking 100 years since the start of World War I, we remember the Bell team members and all who served in the “war to end all wars,” and those who supported them here at home.

Today with mental health assistance and veteran employment programs, Bell continues to support Canadian military members and their families who serve our country.

In the summer of 1914, the world descended into a global conflict that would last more than 4 years, leaving millions of lives changed forever.

Thousands of Canadians took part in the war effort and our Bell colleagues stood tall among them.

Technicians, linesmen, clerks and managers enlisted. While most took on combat roles, many joined the fledgling Signal Corps to maintain essential lines of communications on the front. At home, Bell clerical employees sewed bandages for the wounded. Operators raised money to buy an ambulance for the Canadian Red Cross to use overseas.

Bell operated essential networks and promoted Victory bonds, supplemented the wages of soldiers by sending half their Bell salary to their dependants here at home, and guaranteed the soldiers jobs upon their return.

More than a third of Bell’s male employees enlisted in the armed forces during the war, 833 in all, fighting at Ypres and St. Julien, the Somme, Vimy Ridge and Passchendaele. Of those from Bell who saw combat, 89 never returned from the battlefields.

The names of 12 Bell employees are among the more than 11,000 with no known grave inscribed on the Vimy Memorial in France. In memory of all of them, Bell sponsors the annual Vimy Dinner in support of the Vimy Education Centre, opening on the 100th anniversary of the battle in 2017.

Supporting those who serve today

Bell continues to support the men and women who don the uniforms of all branches of the Canadian Armed Forces.

In November, we announced 16 grants totalling $250,000 to organizations providing mental health support to military families and veterans through the Bell True Patriot Love Fund.

Bell also participates in the federal government’s Hire A Veteran program which gives qualified veterans priority in the Bell hiring process. We offer available Bell jobs through the Veterans’ Affairs website, promoting positions relevant to veterans’ skill sets such as radio operations and customer provisioning and assurance.

TABLE OF CONTENTS

Table of contents

MANAGEMENT’S DISCUSSION AND ANALYSIS
1	OVERVIEW
	1.1	Introduction	25
	1.2	About BCE	27
	1.3	Key corporate developments	31
	1.4	Capital markets strategy	32
	1.5	Corporate governance and risk management	34

2	STRATEGIC IMPERATIVES
	2.1	Accelerate wireless	37
	2.2	Leverage wireline momentum	38
	2.3	Expand media leadership	38
	2.4	Invest in broadband networks and services	39
	2.5	Achieve a competitive cost structure	40
	2.6	Improve customer service	40

3	PERFORMANCE TARGETS, OUTLOOK,
	ASSUMPTIONS AND RISKS
	3.1	2014 performance vs. guidance targets	41
	3.2	Business outlook and assumptions	41
	3.3	Principal business risks	42

4	CONSOLIDATED FINANCIAL ANALYSIS
	4.1	Introduction	44
	4.2	Customer connections	45
	4.3	Operating revenues	45
	4.4	Operating costs	46
	4.5	Adjusted EBITDA	47
	4.6	Severance, acquisition and other costs	48
	4.7	Depreciation and amortization	49
	4.8	Finance costs	49
	4.9	Other income (expense)	50
	4.10	Income taxes	50
	4.11	Net earnings and EPS	51
	4.12	Capital expenditures	51
	4.13	Cash flows	51

5	BUSINESS SEGMENT ANALYSIS
	5.1	Bell Wireless	52
	5.2	Bell Wireline	59
	5.3	Bell Media	67
	5.4	Bell Aliant	73

6	FINANCIAL AND CAPITAL MANAGEMENT
	6.1	Net Debt	77
	6.2	Outstanding share data	77
	6.3	Cash flows	78
	6.4	Post-employment benefit plans	80
	6.5	Privatization of Bell Aliant	80
	6.6	Financial risk management	81
	6.7	Credit ratings	83
	6.8	Liquidity	83

7	SELECTED ANNUAL AND QUARTERLY INFORMATION
	7.1	Annual financial information	86
	7.2	Quarterly financial information	88

8	REGULATORY ENVIRONMENT		90

9	BUSINESS RISKS		95

10 FINANCIAL MEASURES, ACCOUNTING POLICIES
	AND CONTROLS		103

BCE Inc. 2014 ANNUAL REPORT 23
MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates. Bell means our Bell Wireless, Bell Wireline and Bell Media segments on an aggregate basis. Bell Aliant means, as the context may require, until December 31, 2014, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates, or, after December 31, 2014, either Bell Aliant Regional Communications Inc. or, collectively, Bell Aliant Regional Communications Inc. and its subsidiaries and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 106 to 109 for a list of defined non-GAAP financial measures and key performance indicators. Also refer to the glossary on page 155 for a list of defined terms.

Please refer to BCE’s audited consolidated financial statements for the year ended December 31, 2014 when reading this MD&A.

In preparing this MD&A, we have taken into account information available to us up to March 5, 2015, the date of this MD&A, unless otherwise stated.

You will find BCE’s audited consolidated financial statements for the year ended December 31, 2014, BCE’s annual information form for the year ended December 31, 2014, dated March 5, 2015 (BCE 2014 AIF) and recent financial reports on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, financial position and other matters for the two years ended December 31, 2014 and 2013.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

BCE’s 2014 annual report including this MD&A and, in particular, but without limitation, section 1.3, Key corporate developments, section 1.4, Capital markets strategy, section 2, Strategic imperatives, section 3.2, Business outlook and assumptions, section 5, Business segment analysis and section 6.8, Liquidity of this MD&A, contain forward-looking statements. These forward-looking statements include, but are not limited to, BCE’s business outlook, objectives, plans and strategic priorities, BCE’s 2015 annualized common share dividend and common share dividend policy, BCE’s credit policies and the expected return of BCE’s Net Debt leverage ratio within BCE’s Net Debt leverage ratio target range, the sources of liquidity we expect to use to meet our anticipated 2015 cash requirements, our expected 2015 post-employment benefit plan funding, our network deployment plans, the expected timing and completion of BCE’s proposed acquisition of all of the issued and outstanding shares of Glentel Inc. (Glentel) and of BCE’s proposed disposition of a 50% ownership interest in Glentel to Rogers Communications Inc. (Rogers), and certain benefits expected to result from the Bell Aliant Privatization (as defined in section 1.1, Introduction) and from the proposed acquisition of Glentel. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Unless otherwise indicated by us, forward-looking statements in BCE’s 2014 annual report, including in this MD&A, describe our expectations as at March 5, 2015 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in BCE’s 2014 annual report, including in this MD&A, for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing the forward-looking statements contained in BCE’s 2014 annual report and, in particular, but without limitation, the forward-looking statements contained in the above-mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the various sections of this MD&A entitled Business outlook and assumptions, which sections are incorporated by reference in this cautionary statement. We believe that these assumptions were reasonable at March 5, 2015. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors including, without limitation, regulatory, competitive, economic, financial, operational and technological risks that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements in BCE’s 2014 annual report, in particular in this MD&A, include, but are not limited to, the risks described in section 9, Business risks, which section is incorporated by reference in this cautionary statement.

We caution readers that the risks described in the above-mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 5, 2015. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

24 BCE Inc. 2014 ANNUAL REPORT
	MD&A	OVERVIEW	1

1 OVERVIEW

1.1 Introduction

At a glance

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. BCE’s shares are publicly traded on the Toronto Stock Exchange and on the New York Stock Exchange (TSX, NYSE: BCE).

In 2014 and 2013, we reported the results of our operations in four segments: Bell Wireless, Bell Wireline, Bell Media and Bell Aliant.

Bell Wireless provides wireless voice and data communication products and services to Bell’s residential, small and medium-sized business and large enterprise customers across Canada.

Bell Wireline provides data, including Internet access and television (TV), local telephone, long distance, and other communications products and services to Bell’s residential, small and medium-sized business and large enterprise customers, primarily in the urban areas of Ontario and Québec. In addition, this segment includes our wholesale business, which buys and sells data, local telephone, long distance and other services from or to resellers and other carriers.

Bell Media provides conventional, specialty and pay TV, digital media, and radio broadcasting services to customers across Canada and out-of-home (OOH) advertising services. On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral Media Inc. (Astral). The results of Astral are included in our Bell Media segment from the date of acquisition.

Bell Aliant provides Internet, data, TV, local telephone, long distance, wireless, home security and value-added business solutions to residential and business customers in the Atlantic provinces and in rural and regional areas of Ontario and Québec. At December 31, 2013, BCE owned 44.1% of Bell Aliant, with the remaining 55.9% publicly held. BCE consolidated Bell Aliant as control was achieved through its right to appoint a majority of the board of directors of Bell Aliant. On October 31, 2014, BCE completed its acquisition of all of the issued and outstanding common shares of Bell Aliant that it did not already own (Privatization). Beginning January 1, 2015, the results of operations of Bell Aliant are included within our Bell Wireless and Bell Wireline segments, with prior periods restated for comparative purposes. Consequently, beginning in 2015, our reportable segments are Bell Wireless, Bell Wireline and Bell Media.

We also hold investments in a number of other assets, including:

  a 28% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE)
  a 35.4% indirect equity interest in Q9 Networks Inc. (Q9)
  an 18.4% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club and the Bell Centre in Montréal
  a 15% equity interest in The Globe and Mail

BCE Inc. 2014 ANNUAL REPORT 25
1	OVERVIEW	MD&A

BCE Customer Connections

Our goal

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objectives are to maximize subscribers, revenues, operating profit, Free Cash Flow(1) and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential and business customers. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders.

Our strategy is centred on our disciplined focus and execution of six strategic imperatives. The six strategic imperatives that underlie Bell’s business plan are:

(1)	Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and Adjusted EBITDA margin and Free Cash Flow and Free Cash Flow per Share for more details, including, for Free Cash Flow, a reconciliation to the most comparable IFRS financial measure.

26 BCE Inc. 2014 ANNUAL REPORT
	MD&A	OVERVIEW	1

1.2 About BCE

In 2014, we reported the results of our operations in four segments: Bell Wireless, Bell Wireline, Bell Media and Bell Aliant. Bell, which encompasses our core operations, is comprised of our Bell Wireless, Bell Wireline and Bell Media segments. We describe our product lines by segment below, to provide further insight into our operations.

Our products and services

Bell Wireless

SEGMENT DESCRIPTION

  Provides integrated digital wireless voice and data communications products and services to residential and business customers across Canada
  Includes the results of operations of Bell Mobility Inc. (Bell Mobility) and wireless-related product sales from The Source (Bell) Electronics Inc. (The Source)

OUR NETWORKS AND REACH

We hold licensed national wireless spectrum, with holdings across various spectrum bands totalling more than 4,200 million Megahertz per Population (MHz-POP)

We have deployed and operate a number of leading nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services to virtually all of the Canadian population

Fourth-generation (4G) long-term evolution (LTE) network launched in September 2011:

  Provides mobile Internet data access speeds as fast as 150 megabits per second (Mbps) (typical speeds of 12 to 40 Mbps)
  Covered 86% of the Canadian population coast-to-coast at December 31, 2014
  Reverts to the High-speed packet access plus (HSPA+) network outside LTE urban coverage area, ensuring continuity of service

HSPA+ network launched in November 2009:

  Provides high-speed mobile access of up to 21 Mbps in most areas (typical speeds of 3.5 to 8 Mbps), and as high as 42 Mbps in areas with dual cell capability when using compatible devices (typical speeds of 7 to 14 Mbps)
  Covered over 98% of the Canadian population coast to coast at December 31, 2014
  Supports international roaming in more than 220 countries

National 3G code division multiple access (CDMA) network, which we began decommissioning in 2014

Largest wireless fidelity (Wi-Fi) network across Canada:

  Over 4,000 public Wi-Fi hotspots at participating McDonald’s, Tim Hortons and Chapters/Indigo retail outlets across Canada, in addition to thousands of private Wi-Fi networks managed through our Bell Business Markets unit at enterprise customer locations

Approximately 1,600 Bell-branded stores and The Source locations across Canada

OUR PRODUCTS AND SERVICES

  Voice and data plans: available on either postpaid or prepaid options
  Extensive selection of devices: including leading 4G LTE smartphones and tablets
  Data: e-mail, web browsing, social networking, text messaging, picture and video messaging and call features
  Mobile TV: over 35 live and 12 on-demand channels on smartphones and tablets
  Entertainment: games, text alerts, ringtones, wallpapers, ringback tones
  Mobile Internet: Turbo Stick, Turbo Hub and MiFi
  Mobile commerce: secure debit and credit purchases using Bell Mobility smartphones
  Mobile business services: push-to-talk, workforce management, worker safety, dispatch, mobile device management
  Travel: roaming services with other wireless service providers in more than 220 countries worldwide and Travel Data Passes
  Machine-to-machine (M2M) applications: connected car and usage-based insurance vehicle tracking, asset management, remote monitoring and telematics

BCE Inc. 2014 ANNUAL REPORT 27
1	OVERVIEW	MD&A

Bell Wireline

SEGMENT DESCRIPTION

  Provides data (including TV, Internet access and information and communications technology (ICT) solutions), local telephone, long distance and other communications services to residential and business customers primarily in the urban areas of Ontario and Québec. We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia
  Includes the results of our wholesale business, which provides data, local telephone, long distance and other services to resellers and other carriers, and the wireline operations of NorthwesTel Inc. (NorthwesTel), which provides telecommunications services in Canada’s Northern Territories
  Includes wireline-related product sales from our wholly-owned subsidiary, national consumer electronics retailer The Source

OUR NETWORKS AND REACH

  Extensive local access network primarily in the urban areas of Ontario and Québec, as well as in Canada’s Northern Territories
  Broadband fibre network, consisting of fibre-to-the-node (FTTN), fibre-to-the-home (FTTH) and fibre-to-the-building (FTTB), covering 6.5 million locations in Ontario and Québec
  Bell Fibe TV service footprint encompassing 5 million households across Ontario and Québec at December 31, 2014
  Largest Internet protocol (IP) multi-protocol label switching footprint of any Canadian provider, enabling us to offer business customers a virtual private network (VPN) service for IP traffic and to optimize bandwidth for real-time voice and TV
  Access to the largest data centre footprint in Canada with 25 locations in 7 provinces, enabling us to offer data centre co-location and hosted services to business customers across Canada
  Approximately 1,600 Bell-branded stores and The Source locations across Canada

OUR PRODUCTS AND SERVICES

RESIDENTIAL

  Bell TV: Fibe TV (our Internet Protocol Television (IPTV) service) and direct-to-home (DTH) Satellite TV, providing extensive content options and innovative features such as Restart, wireless receiver, Whole Home personal video recorder (PVR), on-demand programming, and a remote control application (app)
  Bell Internet: High-speed Internet access through fibre optic broadband technology or digital subscriber line (DSL) with a wide range of options, including unlimited usage, a comprehensive suite of security solutions, e-mail, Home Hub all-in-one modem and Wi-Fi router, and mobile Internet. Our fibre optic Internet service, marketed as Bell Fibe Internet, offers speeds up to 50 Mbps with FTTN or 175 Mbps with FTTH.
  Bell Home Phone: local telephone service with long distance and advanced calling features
  Bell Bundles: three and four product bundles of services with monthly discounts

BUSINESS

  IP-based services: IP VPN, business Internet and IP Telephony
  ICT solutions: hosting and cloud services, managed solutions, professional services and infrastructure services that support and complement our data connectivity services
  Voice: local and long distance and unified communications services, including audio and video conferencing, webcasting and web conferencing, and business terminal equipment

28 BCE Inc. 2014 ANNUAL REPORT
	MD&A	OVERVIEW	1

Bell Media

SEGMENT DESCRIPTION

  Canada’s premier multimedia company with leading assets in TV, radio, OOH advertising and digital media
  Revenues are derived primarily from advertising and subscriber fees
    Conventional TV revenue is derived from advertising
    Specialty TV revenue is generated from subscription fees and advertising
    Pay TV revenue is received from subscription fees
    Radio revenue is generated from advertising aired over our stations
    OOH revenues are generated from advertising

OUR ASSETS AND REACH

TV

  30 conventional TV stations, including CTV, Canada’s leading TV network based on viewership
  35 specialty TV channels, including TSN, Canada’s leading specialty channel and RDS, Canada’s leading French-language specialty channel
  Four pay TV services, including The Movie Network and Super Écran

RADIO

  106 licensed radio stations in 54 markets across Canada

OOH ADVERTISING

  Network of more than 9,500 advertising faces in Québec, Ontario, Alberta and British Columbia

DIGITAL MEDIA

  More than 200 websites, including TheLoop.ca

SPORTS BROADCAST RIGHTS

  Bell Media has secured long-term media rights to many of the key sports properties that are most important to Canadians, including being the official Canadian broadcaster of the Super Bowl, Grey Cup, IIHF World Junior Championship and FIFA Women’s World Cup Canada 2015. Bell Media’s slate of live sports coverage also includes the Toronto Maple Leafs, Montréal Canadiens, Winnipeg Jets and Ottawa Senators games, NFL, NBA, MLS, FIFA World Cup events through to 2022, Season of Champions Curling, UEFA Euro 2016, MLB, Barclays Premier League, UEFA Champions League, golf’s major championships, NASCAR Sprint Cup, Formula 1, Grand Slam Tennis and NCAA March Madness.

OTHER ASSETS

  Equity stake in digital startup Hubub, a new digital platform for exploring and discussing interests
  Investment in Cirque du Soleil Media, a joint venture with Cirque du Soleil to develop media content for TV, film, digital, and gaming platforms
  50% interest in Dome Productions Partnership, one of North America’s leading providers of sports and other event production and broadcast facilities

OUR PRODUCTS AND SERVICES

  Varied and extensive array of TV programming to broadcast distributors across Canada
  Advertising on our TV, radio, OOH and digital media properties to both local and national advertisers across a wide range of industry sectors
  Mobile TV service with live and on-demand access to content from our conventional TV networks, CTV and CTV Two, BNN, TSN, RDS, Discovery and other brands in news, sports and entertainment. This mobile content is offered on commercial terms to all Canadian wireless providers
  CraveTV subscription on-demand TV streaming service offering the largest collection of premium content in one place, including HBO’s programming library, on set-top boxes (STBs), mobile devices and online. CraveTV is offered to all Canadian TV providers
  TV Everywhere services, including CTV GO, TMN GO, TSN GO and RDS GO, which provide on-demand content delivered over mobile and Wi-Fi networks to smartphones, tablets and computers

BCE Inc. 2014 ANNUAL REPORT 29
1	OVERVIEW	MD&A

Bell Aliant

SEGMENT DESCRIPTION

  One of the largest regional telecommunications service providers in North America, that was privatized by BCE on October 31, 2014
  Provides a complete range of communications, information and entertainment services, including Internet, data, TV, voice, wireless, home security, and value-added business solutions to residential and business customers in Canada’s Atlantic provinces, as well as in rural and regional areas of Ontario and Québec
  Beginning January 1, 2015, the results of operations of Bell Aliant are included within our Bell Wireless and Bell Wireline segments. Consequently, beginning in 2015, our reportable segments are Bell Wireless, Bell Wireline and Bell Media.

OUR NETWORKS AND REACH

  Reaching over 5 million Canadians in six provinces (Nova Scotia, New Brunswick, Newfoundland and Labrador, Prince Edward Island, Ontario and Québec)
  Extensive local access network in Atlantic Canada, as well as in certain areas of Ontario and Québec not serviced by Bell
  Extensive broadband fibre infrastructure, consisting primarily of an FTTH network covering more than 1 million locations

OUR PRODUCTS AND SERVICES

  Residential service bundles that have a combination of Internet service (FibreOP or DSL), TV (FibreOP TV, Bell Aliant TV, or Bell Satellite TV), home phone, local features, long distance plans and cellular service (over digital wireless networks in certain territories in Québec and Ontario or Bell Mobility)
  In business markets, we provide combined service offerings in the form of business bundles and customized solutions

Other BCE investments

BCE also holds investments in a number of other assets, including:

  MLSE: 28% indirect equity interest
  Q9: 35.4% indirect equity interest
  Montréal Canadiens Hockey Club: 18.4% indirect equity interest
  The Globe and Mail: 15% equity interest

Our people

EMPLOYEES

At the end of 2014, our team included 57,234 employees dedicated to driving shareholder return and improving customer service.

30 BCE Inc. 2014 ANNUAL REPORT
	MD&A	OVERVIEW	1

The total number of BCE employees at the end of 2014 increased by 1,404 employees compared to the end of 2013, due primarily to the repatriation of activities from certain suppliers to Bell, as well as an increased workforce in our field services operations to support our ongoing IPTV roll-out and service quality initiatives. This increase was offset partly by a decreased workforce across our Bell Wireless and Bell Aliant segments attributable to normal attrition, retirements and productivity improvements.

Approximately 43% of total BCE employees are represented by labour unions.

BELL CODE OF BUSINESS CONDUCT

The ethical business conduct of our people is core to the integrity with which we operate our business. The Bell Code of Business Conduct sets out specific expectations and accountabilities, providing employees with practical guidelines to conduct business in an ethical manner. Our commitment to the Code of Business Conduct is renewed by employees each year in an ongoing effort to ensure that all employees are aware of and adhere to Bell’s standards of conduct.

1.3 Key corporate developments

Bell Aliant Privatization and note exchange

On July 23, 2014, BCE announced its offer to acquire all of the issued and outstanding common shares of Bell Aliant Inc. that it did not already own for a total consideration of approximately $3.95 billion. On the same day, BCE also announced its offer to exchange all of the issued and outstanding preferred shares of Bell Aliant Preferred Equity Inc. (Prefco) for newly issued first preferred shares of BCE, with the same financial terms as the existing Prefco preferred shares (Preferred Share Exchange). The Bell Aliant Privatization was completed on October 31, 2014 and the Preferred Share Exchange was completed on November 1, 2014. The Bell Aliant Privatization is expected to simplify BCE’s corporate structure and increase overall operating and capital investment efficiencies, while supporting BCE’s broadband investment strategy and dividend growth objective with strong annualized Free Cash Flow accretion. As BCE already consolidated the financial results of Bell Aliant Inc., the Bell Aliant Privatization has been accounted for as an equity transaction.

On November 20, 2014, Bell Canada and Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP) completed a transaction to exchange all Bell Aliant LP medium term and floating rate medium term notes in the aggregate principal amount of $2.3 billion (collectively, the Bell Aliant LP Notes) for Bell Canada debentures guaranteed by BCE and having the same financial terms (including with respect to coupon, maturity and redemption price) as those of the Bell Aliant LP Notes (the Bell Aliant Note Exchange). The note exchange transaction is part of BCE’s strategy to simplify its capital structure and enhance administrative efficiencies by concentrating public debt into a single issuer.

As a result of the above-mentioned transactions, each of Bell Aliant Inc., Prefco, Bell Aliant Regional Communications Inc. and Bell Aliant LP ceased to be reporting issuers as of December 18, 2014. Bell Aliant Inc. was dissolved effective December 31, 2014, and Bell Canada now directly owns all of the issued and outstanding shares of Bell Aliant Regional Communications Inc.

Acquisition of mobile phone distributor Glentel

On November 28, 2014, BCE announced the signing of a definitive agreement to acquire all of the issued and outstanding shares of Glentel for a total consideration of $594 million. The total transaction is valued at approximately $670 million, including net debt and non-controlling interest (NCI). The transaction consideration will consist of a combination of 50% in cash, to be funded from available liquidity, and 50% in BCE common shares. Glentel shareholder approval was obtained at a special meeting of shareholders held on January 12, 2015, and court approval was obtained on January 14, 2015. The transaction is expected to close in the spring of 2015, subject to closing conditions, including regulatory approvals. Glentel is a Canadian-based dual-carrier, multi-brand mobile products distributor. The transaction will enhance our strategy to accelerate wireless and improve customer service.

On December 24, 2014, BCE announced that following the closing of the Glentel acquisition, it will divest 50% of its ownership interest in Glentel to Rogers. Rogers will pay BCE approximately $392 million in cash. In addition, Rogers will pay 50% of any additional equity contribution made by BCE after the closing of the Glentel acquisition to repay Glentel outstanding debt. The transaction with Rogers is expected to close shortly after the acquisition of Glentel by BCE, subject to customary closing conditions, including regulatory approvals.

BCE Inc. 2014 ANNUAL REPORT 31
1	OVERVIEW	MD&A

New Chief Financial Officer (CFO) of BCE named

On October 14, 2014, BCE announced that Siim Vanaselja, CFO of BCE and Bell Canada, will retire in the second quarter of 2015. Glen LeBlanc, former CFO of Bell Aliant, will become CFO of BCE and Bell Canada at that time. BCE’s succession plan for the CFO role leverages the exceptional executive talent at the BCE group of companies to ensure a smooth transition. Mr. Vanaselja will retire after BCE’s 2015 Annual General Meeting of Shareholders, scheduled for April 30, 2015, and before the end of Q2 2015. He will continue to serve on the board of directors of MLSE. Until Mr. Vanaselja’s retirement, Mr. LeBlanc is serving as Senior Vice-President, Finance for BCE and Bell Canada.

1.4 Capital markets strategy

We seek to deliver sustainable shareholder returns through consistent dividend growth. That objective is underpinned by continued growth in Free Cash Flow, a healthy level of ongoing capital investment in the business, a strong balance sheet and an investment-grade credit profile.

Dividend growth and payout policy

On February 5, 2015, we announced a 5.3%, or 13 cent, increase in the annualized dividend payable on BCE’s common shares for 2015 to $2.60 per share from $2.47 per share in 2014, starting with the quarterly dividend payable on April 15, 2015. This represents BCE’s 11th increase to its annual common share dividend, representing a 78% increase, since the fourth quarter of 2008.

The dividend increase for 2015 is consistent with BCE’s common share dividend policy of a target payout between 65% and 75% of Free Cash Flow. We intend to grow BCE’s common share dividend if we achieve Free Cash Flow growth. BCE’s dividend policy and the declaration of dividends are subject to the discretion of BCE’s Board.

We have a strong alignment of interest between shareholders and our management’s equity-based long-term incentive compensation plan. The vesting of performance share units depends on the realization of our dividend growth policy, while stock options reflect our commitment to increase the share price for our shareholders. Simply put, as we grow our Free Cash Flow and common dividend, we create value for our shareholders and management alike.

  Stringent share ownership requirements
  Emphasis on pay-at-risk for executive compensation
  Double trigger change in control policy
  Anti-hedging policy on share ownership and incentive compensation
  Clawbacks for the President and chief executive officer (CEO) and all Executive Vice-Presidents as well as all option holders
  Caps on all supplemental executive retirement plans (SERP) and annual bonus payouts, in addition to mid-term and long-term incentive grants
  Vesting criteria fully aligned to shareholders interests

32 BCE Inc. 2014 ANNUAL REPORT
	MD&A	OVERVIEW	1

Use of excess cash

Our dividend payout policy allows BCE to retain a high level of excess cash. Consistent with our capital markets objective to deliver sustainable shareholder returns through dividend growth while maintaining appropriate levels of capital investment, investment-grade credit ratings and considerable overall financial flexibility, we deploy excess cash in a balanced manner.

Uses of excess cash include, but are not limited to:

  Voluntary contributions to BCE’s defined benefit (DB) pension plans to improve the funded position of the plans and help minimize volatility of future funding requirements
  Financing of strategic acquisitions and investments (including wireless spectrum purchases) that support the growth of our business
  Debt reduction
  Share buybacks through normal course issuer bid (NCIB) programs

In 2014, BCE’s excess cash of $851 million was directed towards the purchase of 700 MHz wireless spectrum, to partially finance the Privatization of Bell Aliant and a voluntary contribution to our DB pension plan.

Total shareholder return performance

This graph compares the yearly change in the cumulative annual total shareholder return of BCE common shares to the cumulative annual total return of the S&P/TSX Composite Index, for the five-year period ending December 31, 2014, assuming an initial investment of $100 on December 31, 2009 and quarterly reinvestment of all dividends.

(1)	Based on BCE common share price on the Toronto Stock Exchange and assumes the reinvestment of dividends.
(2)	With approximately 95% coverage of the Canadian equities market, the S&P/TSX Composite Index is the primary gauge against which to measure total shareholder return for Canadian-based, Toronto Stock Exchange-listed companies.

Strong capital structure

BCE’s capital structure and strong liquidity position provide us with a solid financial foundation and a high level of overall financial flexibility. BCE is well-positioned with an attractive long-term debt maturity profile and manageable near-term requirements to repay debt. We continue to monitor the capital markets for opportunities where we can further reduce our cost of debt and our cost of capital. We proactively manage financial risk in terms of currency exposure of our U.S. dollar-denominated purchases, as well as equity risk exposure under BCE’s long-term equity-based incentive plans and interest rate and foreign currency exposure under our various debt instruments. We also seek to maintain investment-grade credit ratings with stable outlooks.

ATTRACTIVE LONG-TERM DEBT MATURITY PROFILE

  Average term of Bell Canada’s debt is approximately 9 years (including exchanged Bell Aliant LP debt)

  No debenture maturities until December 2015

  Average after-tax cost of debt of 3.4%

STRONG LIQUIDITY POSITION $2.5 billion credit facility with five-year remaining term $500 million accounts receivable securitization available capacity $566 million cash on hand at the end of 2014

INVESTMENT-GRADE CREDIT PROFILE

  Long-term debt credit rating of A(low) by DBRS Limited (DBRS), Baa1 by Moody’s Investors Services Inc. (Moody’s) and BBB+ by Standard & Poor’s Rating Services (S&P), all with stable outlooks

BCE Inc. 2014 ANNUAL REPORT 33
1	OVERVIEW	MD&A

We successfully accessed the capital markets in September 2014, raising a total of $1.25 billion in gross proceeds from the issuance of Bell Canada medium-term note (MTN) debentures on attractive terms. Approximately $1 billion of the net proceeds from the offering were used to fund payment of the 25% cash consideration associated with the Privatization and the balance for general corporate purposes. On November 20, 2014, we completed a transaction to exchange $2.3 billion of Bell Aliant LP Notes for Bell Canada debentures having the same financial terms as those of Bell Aliant LP Notes. The Bell Aliant Note Exchange was part of Bell’s strategy to simplify its capital structure and enhance administrative efficiencies by concentrating all public debt into a single issuer.

At the end of 2014, BCE’s average annual pre-tax cost of debenture debt declined to 4.7% (3.4% on an after-tax basis) from 4.8% (3.5% on an after-tax basis) in 2013, with an average term to maturity of 8.9 years.

As a result of financing a number of strategic acquisitions made over the past few years, including Astral, CTV, MLSE and Bell Aliant, voluntary funding contributions to reduce our pension solvency deficit, wireless spectrum purchases, and the incremental Bell Aliant debt that was assumed pursuant to the Bell Aliant Note Exchange, Bell Canada increased its Net Debt(1) leverage ratio target range, concurrent with the announcement of the Privatization on July 23, 2014, from 1.5 to 2.0 times Adjusted EBITDA to 1.75 to 2.25 times Adjusted EBITDA. The new target range remains aligned with our investment-grade credit rating policy and is supported by BCE’s improved business risk profile, larger scale and strong Free Cash Flow generation relative to when the previous target range was established in 2009. Neither the change in the Net Debt leverage ratio target range nor the Net Debt leverage ratio resulting from the Privatization affected BCE’s or Bell Canada’s credit ratings or outlooks. That ratio is expected to improve over time and return within the Net Debt leverage ratio target range through growth in Free Cash Flow and applying a portion of excess cash to the reduction of BCE’s indebtedness.

BCE CREDIT POLICIES	INTERNAL TARGET	DECEMBER 31, 2014
Net Debt to Adjusted EBITDA	1.75–2.25	2.59
Adjusted EBITDA to Net Interest Expense	>7.5	8.38

1.5 Corporate governance and risk management

Corporate governance philosophy

BCE’s Board and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices, and providing full transparency and accountability to our stakeholders.

Key governance strengths and actions in support of our governance philosophy include:

  Separation of the Board Chair and CEO roles
  Director independence standards
  Board committee memberships restricted to independent directors
  Annual director effectiveness and performance assessments
  Ongoing reporting to Board committees regarding ethics programs and the oversight of corporate policies across BCE
  Share ownership guidelines for directors and executives
  Executive compensation programs tied to BCE’s ability to grow its common share dividend

In 2013, the BCE Board was recognized by the Canadian Coalition for Good Governance, receiving the organization’s Gavel Award for best corporate governance disclosure, which underscores the importance of effective communication between corporations and their shareholders. The Canadian Society of Corporate Secretaries also named BCE the winner of its first-ever award for best overall corporate governance, recognizing our long history of best practices in building and sustaining shareholder and stakeholder value. In addition, BCE received the Best Overall Corporate Governance Award – International at the Corporate Secretary Corporate Governance Awards in New York. These achievements recognize the expertise and guidance provided by the BCE Board, and the hard work and dedication of the BCE team in ensuring rigorous governance over our company’s operations.

For more information, please refer to BCE’s most recent notice of annual general shareholder meeting and management proxy circular filed with the Canadian provincial securities regulatory authorities, available on SEDAR at sedar.com and on BCE’s website at BCE.ca.

(1)	Net Debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net Debt for more details, including a reconciliation to the most comparable IFRS financial measure.

34 BCE Inc. 2014 ANNUAL REPORT
	MD&A	OVERVIEW	1

Risk governance framework

BOARD OVERSIGHT

BCE’s full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. The Board delegates responsibility for the execution of certain elements of the risk oversight program to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, reporting to the Board in the ordinary course of business. The Board retains overall responsibility for, as well as direct oversight of, other risks, such as those relating to our regulatory environment, competitive environment, complexity, service and operational effectiveness, strategic network evolution, information technology (IT), strategy development and business integration.

Risk information is reviewed by the Board or the relevant committee throughout the year and business leaders present regular updates on the execution of business strategies, risks and mitigation activities.

The Audit Committee oversees financial reporting and disclosure as well as overseeing that appropriate risk management processes are in place across the organization. As part of its risk management oversight activities, the Audit Committee reviews the organization’s risk reports and ensures that responsibility for each principal risk is formally assigned to a specific committee or the full Board, as appropriate. The Audit Committee also regularly considers risks relating to financial reporting, legal proceedings, physical security, performance of critical infrastructure, information security, privacy and records management, business continuity and the environment. The Management Resources and Compensation Committee (Compensation Committee) oversees risks relating to compensation, succession planning and health and safety practices. The Pension Committee has oversight responsibility for risks associated with the pension fund. The Corporate Governance Committee assists the Board in developing and implementing BCE’s corporate governance guidelines and determining the composition of the Board and its committees. In addition, the Corporate Governance Committee oversees matters such as the organization’s policies concerning business conduct, ethics and public disclosure of material information.

RISK MANAGEMENT CULTURE

Bell has a strong culture of risk ownership which is actively promoted by the Board and the company’s President and CEO at all levels within the organization. It has become a part of how the company operates on a day-to-day basis and is woven into the structure and operating principles, guiding the implementation of the organization’s strategic imperatives.

The President and CEO, selected by the Board, has set his strategic focus through the execution of six strategic imperatives and focuses risk management around the factors that could impact the achievement of those strategic imperatives. While the constant change in the economic environment and the industry creates challenges, the clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of Bell’s business.

RISK MANAGEMENT FRAMEWORK

While the Board is responsible for Bell’s risk oversight program, operational business units are central to the proactive identification and management of risk. They are supported by a range of corporate support functions that provide independent expertise to reinforce implementation of risk management approaches in collaboration with the operational business units. The Internal Audit function provides a further element of expertise and assurance, working to provide insight and support to the operational business units and corporate support functions while also providing the Audit Committee with an independent perspective on the state of risk and control within the organization. Collectively, these elements can be thought of as a “Three Lines of Defence” approach to risk management, which is aligned with industry best practices and endorsed by the Institute of Internal Auditors.

BCE Inc. 2014 ANNUAL REPORT 35
1	OVERVIEW	MD&A

FIRST LINE OF DEFENCE – OPERATIONAL MANAGEMENT

The first line refers to management within Bell’s operational business segments (Bell Wireless, Bell Wireline and Bell Media) who are expected to understand their operations in great detail and the financial results which underpin them. There are regular reviews of operating performance involving the organization’s executive and senior management. The discipline and precision associated with this process, coupled with the alignment and focus around performance goals, creates a high degree of accountability and transparency, in support of Bell’s risk management practices.

As risks emerge in the business environment, they are discussed in a number of regular forums to share details and explore their relevance across the organization. Executive and senior management is integral to these activities in driving the identification of risks, assessment, mitigation and reporting at all levels. Formal risk reporting occurs through strategic planning sessions, management presentations to the Board and formal enterprise risk reporting which is shared with the Board and the Audit Committee during the year.

Management is also responsible for maintaining effective internal controls and for executing risk and control procedures on a day-to-day basis. Each operational business unit develops its own operating controls and procedures that fit the needs of its unique environment.

SECOND LINE OF DEFENCE – CORPORATE SUPPORT FUNCTIONS

Bell is a large enterprise with approximately 51,000 employees, multiple business units and a diverse portfolio of risks which can change as a result of internal and external factors. In a large organization, it is common to manage certain functions centrally for efficiency, scale and consistency. While the first line of defence is often central to identification and management of business risks, in many instances operational management works both collaboratively with, and also relies on, the corporate functions which make up the second line of defence for support in these areas. These corporate functions include Finance, Corporate Security and Corporate Risk Management, as well as others such as Legal and Regulatory, Corporate Responsibility, Real Estate and Procurement.

Finance function: Bell’s Finance function plays a pivotal role in seeking to identify, assess and manage risks through a number of different activities which include financial performance management, external reporting, capital management and oversight and execution practices related to the United States Sarbanes-Oxley Act of 2002.

Corporate Security function: This function is responsible for all aspects of security, which requires a deep understanding of the business, the risk environment and the external stakeholder environment. Based on this understanding, Corporate Security sets the standards of performance required across the organization through security policy definitions and monitors the organization’s performance against these policies. In high and emerging risk areas such as cybersecurity, Corporate Security leverages its experience and competence and, through collaboration with the operational business units, develops strategies intended to mitigate the organization’s risks.

Corporate Risk Management function: This function works across the company to gather information and report on the organization’s assessment of its principal risks and the related exposures. Annually, senior management participates in a risk survey which provides an important reference point in the overall risk assessment process.

The second line of defence is critical in building and operating the oversight mechanisms which bring focus to relevant areas of risk and reinforce the bridges between the first and second lines of defence, thereby seeking to ensure that there is a clear understanding of emerging risks, their relevance to the organization and the proposed mitigation plans. To further coordinate efforts between the first and second lines of defence, Bell has established a Security, Environmental and Health & Safety Committee (SEHS). A significant number of Bell’s most senior leaders are members of this committee, whose purpose is to oversee Bell’s strategic security, environmental, health and safety risks and opportunities. This cross-functional committee seeks to ensure that relevant risks are adequately recognized and mitigation activities are well-integrated and aligned across the organization and are supported with sufficient resources.

THIRD LINE OF DEFENCE – INTERNAL AUDIT FUNCTION

Internal Audit is a part of the overall management information and control system and has the responsibility to act as an independent appraisal function. Its purpose is to provide the Audit Committee and management with objective evaluations of the company’s risk and control environment, to support management in delivering against Bell’s strategic imperatives and to maintain an audit presence throughout Bell and its subsidiaries.

36 BCE Inc. 2014 ANNUAL REPORT
	MD&A	STRATEGIC IMPERATIVES	2

2 STRATEGIC IMPERATIVES

Our success is built on the Bell team’s dedicated execution of the six Strategic Imperatives that support our goal to be recognized by customers as Canada’s leading communications company.

2.1 Accelerate wireless

Our objective is to grow our Bell Wireless business profitably by focusing on postpaid subscriber acquisition and retention, maximizing average revenue per user (ARPU) by targeting high-value smartphone subscribers in all geographic markets we operate in, leveraging our wireless networks, maintaining device and mobile content leadership to drive greater wireless data penetration and usage, as well as by increasing our share of in-bound global roaming traffic.

2014 PROGRESS

  Acquired 35% and 46% of total new postpaid gross and net activations, respectively, among the three major wireless carriers, while achieving leading ARPU and Adjusted EBITDA growth of 4.9% and 9.6%, respectively, as well as service margin expansion of 1.3 percentage points over 2013
  Expanded the number of smartphone users at the end of 2014 to 76% of our total postpaid subscribers, up from 73% at the end of 2013
  Expanded our leading smartphone lineup with over 40 new devices, including the Apple iPhone 6 and iPhone 6 Plus, Samsung Galaxy S5, Samsung Galaxy Note 4, Google Nexus 6, HTC One M8, LG G3, Sony Xperia Z3 and BlackBerry Classic, adding to our extensive selection of 4G LTE-capable devices. In addition, the Apple iPad Air 2 and iPad mini 3 are also available directly from Bell.
  Announced an agreement to acquire Glentel, a Canadian-based dual-carrier, multi-brand mobile products distributor, of which we expect to retain a 50% ownership interest, to maintain Bell’s competitive position by securing long-term access to Glentel’s effective wireless retail distribution network
  Launched a secure mobile payment solution, RBC Wallet, with Royal Bank of Canada (RBC) in January 2014, which allows customers to use their compatible Bell Mobility smartphones to make secure debit and credit purchases at retail locations that accept contactless payments. During the year, we announced three additional partnerships with, TD Canada Trust, Canadian Imperial Bank of Commerce (CIBC) and Desjardins Group, to launch similar secure mobile payment solutions. With these partnerships, Bell provides consumers with access to the most choices for mobile payment services in Canada.
  Continued to reduce the cost of mobile roaming in the countries Canadians travel to the most, with reductions in voice and data roaming prices for Cuba, Japan and South Korea. This follows previously announced significant roaming rate decreases for the United States (U.S.), most European nations, China, Mexico, Turkey, Australia and New Zealand, Bermuda, and most other Caribbean islands.
  Introduced Easy Purchase Plan, an instalment program for tablet purchases for existing Bell Mobility customers, allowing them to spread a portion of the cost of a new tablet over two years when paired with a tablet plan

2015 FOCUS

  Profitably grow wireless postpaid subscriber base while maintaining market share momentum of incumbent postpaid subscriber activations
  Further narrow the ARPU gap versus incumbent competitors
  Manage the financial and churn impacts from unusual market activity that could arise from the significantly increased number of customers with two- or three-year service contracts who will be eligible to renew their plans or change carriers over the next two years as a result of the mandatory code of conduct for providers of retail mobile wireless voice and data services in Canada (Wireless Code) implemented in 2013, to the extent that the Canadian Radio-television and Telecommunications Commission’s (CRTC) June 3, 2015 Wireless Code application date is found to be valid
  Offer the latest handsets and devices in a timely manner to enable customers to benefit from ongoing technological improvements by manufacturers and from faster data speeds to optimize the use of our services
  Accelerate new revenue streams by driving the commercialization of next generation mobile commerce and M2M services and applications

BCE Inc. 2014 ANNUAL REPORT 37
2	STRATEGIC IMPERATIVES	MD&A

2.2 Leverage wireline momentum

We focus on leveraging our fibre-based TV and Internet services to develop attractive residential offers that drive higher multi-product bundle sales and improve customer satisfaction and retention. These new services contribute to the ongoing shift of our operating mix away from legacy wireline voice services.

In our business markets, we remain focused on expanding our broadband network and strengthening our delivery of integrated solutions to Canadian businesses, while continuing to manage the transformation of our business from legacy network services to a fully-integrated data hosting, cloud computing and managed services provider.

2014 PROGRESS

  Increased our total number of Bell Fibe TV subscribers by 46.1% to 700,533
  Increased the number of three-product households – those that buy TV, Internet and Home Phone – by 15% over 2013, fuelled by our Fibe TV service, which drove higher pull-through attach rates for Home Phone and Internet services, with 77% of all Bell Fibe TV customers taking three products
  Launched the Home Hub Internet modem and Wi-Fi router, featuring the latest 802.11 AC wireless standard that delivers Wi-Fi speeds up to three times faster than most residential Wi-Fi routers and offers a range of integrated tools for customers to manage access and usage by multiple users and devices in the home
  Made several enhancements to Fibe TV service, including Full high-definition (HD) movies and the ability to add programming right from a user’s remote. We also added more live and on-demand programming, including more than 5,000 episodes of children’s shows with Kids Suite, more HD games with Major League Baseball Extra Innings and a new premium channel beIN Sports
  Launched Business Bundles, which include services such as unlimited Fibe Internet, phone lines with calling features and online security, with guaranteed pricing for 36 months
  Launched an exclusive and unique optical network terminal (ONT) for business service, supporting up to four voice lines and 4 gigabit Ethernet interfaces that offer full 1 gigabit per second (Gbps) throughput, making it an ideal solution for business customers

2015 FOCUS

  Continue to enhance our Fibe TV service
    In February 2015, we introduced an innovative Fibe TV feature called Restart, enabling customers to rewind and watch TV shows already in progress from the beginning. In addition, we further enhanced the Fibe TV on-screen menu and channel guide with fast access to the main menu from anywhere in the Fibe TV experience, a larger channel preview window, a Last Peek feature that shows picture-in-picture for the last 5 channels tuned, and an improved universal search.
  Expand our total base and market share of TV and Internet subscribers profitably
  Continue to reduce total wireline residential net losses
  Increase residential household ARPU through greater three-product household penetration
  Increase share of wallet of large enterprise customers through greater focus on business service solutions and connectivity growth
  Expand and improve sales distribution and coverage in our mid-sized business segment
  Increase the number of net new customer relationships in both large and mid-sized business and reduce small business customer losses
  Complete the integration of Bell Aliant to generate operating cost and capital investment synergies

2.3 Expand media leadership

We continue to deliver leading sports, news, entertainment and business content across multiple broadband platforms – TV, Internet, smartphones and tablets. Our objectives are to grow audiences, introduce new services and create new revenue streams for our media assets. We also plan to create more of our own content, ensuring that Canadian attitudes, opinions, values and artistic creativity are reflected in our programming and in our coverage of events in Canada and around the world.

2014 PROGRESS

  Maintained CTV’s #1 ranking as the most-watched network in Canada for the 13th year in a row, and continued to lead with a majority of the Top 20 programs nationally in all key demographics
  Expanded TSN, Canada’s sports leader and the leading specialty TV network in the country, from two to five national feeds, fully leveraging Bell Media’s unparalleled portfolio of premium sports programming
  In December 2014, Bell Media concluded a multi-year broadcast rights agreement with UEFA, making TSN and RDS the primary Canadian broadcasters of the crown jewels of club soccer – the UEFA Champions League and UEFA Europa League – beginning in 2015
  Concluded a comprehensive media rights agreement with the United States Golf Association for exclusive Canadian coverage of the U.S. Open on TSN and RDS through to 2022
  Concluded an agreement with CBC/Radio-Canada to be the official sports specialty broadcaster for the PyeongChang 2018 Winter Olympic Games and the Tokyo 2020 Summer Olympic Games

38 BCE Inc. 2014 ANNUAL REPORT
	MD&A	STRATEGIC IMPERATIVES	2

  Launched CraveTV subscription video on-demand (SVOD) TV streaming service, offering the largest collection of premium content in one place with more than 10,000 hours of TV programming and approximately 350 unique titles of popular series and movies within the first year on STBs, mobile devices and online
  Acquired the exclusive Canadian multi-platform rights, including SVOD, to HBO’s off-air catalogue of TV programming, complementing a multi-year, multi-platform agreement that will see HBO Canada exclusively deliver the entire past-season library of every HBO scripted series currently on air
  Expanded TV Everywhere offerings with the launch of TSN GO, enabling subscribers to access more than 6,000 hours of live sports and on-demand coverage of the most popular and diverse lineup of sports programming in Canada on their smartphones, tablets and computers at no additional charge. We also launched Super Écran GO, providing instant and unlimited access to Super Écran programming. Bell Media now offers 12 mobile GO products, including TMN GO, CTV GO, RDS GO and Bravo GO
  Invested in Canadian digital startup Hubub, a new digital platform for exploring and discussing interests, and obtained the exclusive rights to monetize Hubub in Canada

2015 FOCUS

  Maintain strong audience levels and ratings across all TV and radio properties
  Reinforce industry leadership in conventional TV, pay TV, sports media and radio
  Grow viewership and scale of new CraveTV on-demand TV streaming service
  Develop in-house production and content creation for distribution and use across all platforms and screens
  Expand live and on-demand content through TV Everywhere services
  Grow French media properties
  Leverage cross-platform and integrated sales and sponsorship
  In support of the above focus areas, in January 2015, Bell Media concluded a long-term content licensing and trademark agreement to bring the Showtime brand to Canada for the first time with hundreds of hours of past, present and future Showtime-owned programming being made available across all platforms in English and French, including CraveTV and TMN

2.4 Invest in broadband networks and services

We invest in wireline and wireless broadband platforms to deliver the most advanced wireless, TV, Internet and other IP-based services available, to support continued subscriber and data growth across all our residential product lines as well as the needs of our business market customers.

2014 PROGRESS

  Expanded our next-generation 4G LTE wireless network to reach 86% of the Canadian population coast to coast
  Increased mobile 4G LTE network speeds by up to 45% across our entire service footprint, giving Bell Mobility and Virgin Mobile customers faster mobile access to the Internet and data services
  Acquired 31 licences for 480 million MHz-POP of nationwide 700 MHz spectrum for $566 million following Industry Canada’s federal wireless spectrum auction, bringing Bell’s total spectrum holdings to more than 4,200 million MHz-POP nationally
  Launched Canada’s first 700 MHz spectrum LTE network in Hamilton, Ontario in early April
  Launched 4G LTE mobile service in 52 communities in Atlantic Canada and in seven communities in the Northwest Territories
  Extended our Fibe TV service coverage to reach more than 5 million households across Ontario and Québec, up from approximately 4.3 million at the end of 2013. Including Bell Aliant’s FibreOP service area, BCE’s total IPTV footprint now covers 6 million homes, up from 5.1 million at the end of 2013, including 2.1 million passed with FTTH.
  Began the deployment of an FTTH network that will bring advanced Bell Fibe TV and Internet services to Kingston, Ontario. Kingston is the second municipality, after Québec City, in Bell’s incumbent Ontario and Québec wireline footprint, where we are deploying FTTH city-wide, bringing high-speed fibre technology directly into homes and businesses.

2015 FOCUS

  Continue broadband fibre deployment and IPTV service coverage expansion with increasing focus on growing FTTH footprint
  Complete 4G LTE wireless network build and manage wireless network capacity

BCE Inc. 2014 ANNUAL REPORT 39
2	STRATEGIC IMPERATIVES	MD&A

2.5 Achieve a competitive cost structure

Cost containment is a core element of our financial performance. It remains a key factor in our objective to preserve steady margins as we continue to experience revenue declines in our legacy wireline voice and data services and further shift our product mix towards growth services. We aim to accomplish this through operating our business in the most cost-effective way possible to extract maximum operational efficiency and productivity gains.

2014 PROGRESS

  Maintained relatively stable Bell Wireline and consolidated Adjusted EBITDA margins(1) compared to 2013
  Reduced Bell Mobility call centre costs per customer by 30% since 2010 through investment in enhanced call centre systems and online self-serve options for customers
  Realized fully the cost synergies from the integration of Astral into Bell Media
  Continued to tightly manage travel and discretionary spending
  Raised $1.25 billion in gross proceeds from public debt offerings that lowered Bell Canada’s average after-tax rate of borrowing to 3.4%
  Completed the Privatization of Bell Aliant and began its integration into Bell’s operations, simplifying BCE’s corporate structure and increasing overall operating and capital investment efficiencies, including wholesale cost savings, as we move Atlantic branches of major business customers onto the national Bell network

2015 FOCUS

  Realize operating cost and capital expenditure synergies from the integration of Bell Aliant into our Bell Wireline and Bell Wireless segments
  Deliver cost savings from cost of revenue initiatives, reductions in sales, general and administrative expenses, and labour efficiencies across Bell to support maintenance of a stable consolidated Adjusted EBITDA margin

2.6 Improve customer service

Our objective is to enhance customers’ overall experience with Bell by delivering call centre efficiency, meeting commitments for the installation and timely repair of services, increasing network quality, and implementing process improvements to simplify customer transactions and interactions with our front-line employees and self-serve tools. All of these will help differentiate us from our competitors and gain long-term customer loyalty. We intend to achieve this by making the investments we need to improve our front-line service capabilities, our networks, our products and our distribution channels to win and keep customers.

2014 PROGRESS

  Launched two new eBill features, the Personalized Bill Explainer and Mobility Bill Interactive Tour, to enhance the customer experience by proactively addressing the most common billing questions:
    Personalized Bill Explainer generates custom messaging on every eBill to explain various bill components that are unique to each customer
    Mobility Bill Interactive Tour provides an interactive tour to help customers better understand their bill the first time they log into their account
  Reduced customer calls to our service centres by 34% since 2011 through growing use of self-serve and improved first-call resolution
  Reduced Fibe TV installation time by 10% in 2014 and 27% since the beginning of 2012
  Introduced two-hour appointment windows for Fibe TV installations
  Introduced flexible evening and weekend repair and installation appointments for small business customers and reduced the time between ordering and installation from four days to two days
  Introduced Bell Tech Expert premium tech support, offering Bell Internet customers setup, troubleshooting, training and optimization services for any connected device
  Launched Device Hub, a pilot program that integrates the in-store process with other Bell systems for a more seamless repair service
  Launched the Bell Business Concierge program, offering small businesses front of the line access to dedicated advisors, customer service representatives and technical support who can deliver faster, more tailored service
  Launched a Business Self-Serve portal to provide small business customers with a secure, no-cost and easy way to manage their account information, including the ability to view and pay bills anytime from anywhere they have an Internet connection, set up pre-authorized payments, download, save or print bills, access account information and get customer service support from an online agent

2015 FOCUS

  Invest over $100 million in customer service initiatives, simplifying complexity for all customers including billing
    In January 2015, began to introduce personalized videos for new Mobility customers that explain what to expect on the first bill, how to check usage and update phone features, and how to manage accounts through MyBell.ca and the MyBell mobile app
  Reduce total volume of wireline and wireless customer calls to our residential and wireless services call centres
  Further improve customer satisfaction scores
  Achieve better consistency in customer experience
  Improve customer personalization

(1)	Adjusted EBITDA margin is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and Adjusted EBITDA margin for more details.

40 BCE Inc. 2014 ANNUAL REPORT
	MD&A	PERFORMANCE TARGETS, OUTLOOK, ASSUMPTIONS AND RISKS	3

3 PERFORMANCE TARGETS, OUTLOOK, ASSUMPTIONS AND RISKS

This section provides information pertaining to our performance against 2014 targets, our consolidated business outlook and operating assumptions for 2015 and our principal business risks.

3.1 2014 performance vs. guidance targets

	FINANCIAL GUIDANCE	2014 TARGET	2014 PERFORMANCE AND RESULTS		ACHIEVED
BELL	Revenue growth	2%–4%	3.5%	Increase reflected revenue growth of 6.7% at Bell Wireless and 14.9% at Bell Media, driven by the acquisition of Astral, moderated by a 0.6% decrease at Bell Wireline.
	Adjusted EBITDA growth	3%–5%	3.7%	Driven by the increased contribution of Bell growth services (wireless, TV, Internet/ other wireline broadband and media), which delivered a 5.5% year-over-year increase in revenues, outpacing the decline in traditional wireline voice services. This, together with tight operating cost control, drove a 10 basis point improvement in Adjusted EBITDA margin to 37.7%.
	Capital intensity	16%–17%	16.8%	Bell invested $3,142 million in new capital in 2014, an increase of 4.7% over 2013, corresponding to a capital intensity ratio of 16.8%. These investments supported the continued deployment of broadband fibre to homes and businesses to expand our Fibe TV service footprint and enable faster Internet speeds; the continuing roll-out of 4G LTE mobile service in markets across Canada; higher spending on network capacity to support increasing Internet bandwidth usage and mobile data consumption; and enhancements to our customer service delivery systems.
BCE	Adjusted Net Earnings Per Share (Adjusted EPS)(1)	$3.10–$3.20	$3.18	Increase in Adjusted net earnings reflected higher Adjusted EBITDA, driven by strong Bell Wireless and Bell Media Adjusted EBITDA growth of 9.6% and 7.5%, respectively, lower net pension financing cost and mark-to-market gains realized on equity derivatives used as economic hedges of share-based compensation and U.S. dollar purchases. This was partly offset by a 0.7% decrease in Bell Wireline Adjusted EBITDA, which represented a significant improvement in the pace of decline compared to 2013, and a net impairment charge, mainly in conventional TV, resulting from ongoing softness in the overall Canadian TV advertising market and higher content costs.
	Free Cash Flow growth	3%–7%	6.7%	Higher Free Cash Flow of $2,744 million in 2014 was driven by healthy Adjusted EBITDA growth partly offset by increased capital expenditures. With the Privatization of Bell Aliant on October 31, 2014, BCE’s Free Cash Flow in 2014 included two months of contribution from Bell Aliant, rather than cash dividends received from Bell Aliant.

3.2 Business outlook and assumptions

Outlook

BCE’s 2015 outlook builds on the positive wireless and wireline momentum we delivered in 2014 and reflects continued progress in the execution of our six Strategic Imperatives to drive healthy projected revenues, Adjusted EBITDA, earnings and Free Cash Flow growth from operations, which is expected to support substantial capital investment programs in strategic network infrastructure and a higher BCE common share dividend for 2015.

The key 2015 operational priorities for Bell are to:

  Maintain market share momentum of incumbent postpaid subscriber activations, while managing the financial and churn impacts from unusual market activity that could result from the significantly increased number of customers with two- or three-year service contracts who will be eligible to renew their plans and change carriers over the next two years as a result of the Wireless Code, to the extent that the CRTC’s June 3, 2015 Wireless Code application date is found to be valid
  Drive above industry-average wireless blended ARPU and Adjusted EBITDA growth
  Complete 4G LTE wireless network build and manage wireless network capacity
  Continue broadband fibre deployment with increasing focus on expanding FTTH footprint
  Increase total net residential subscriber activations and drive greater three-product household penetration through targeted bundle offers led by Fibe TV
  Deliver positive full-year wireline revenue and Adjusted EBITDA growth

(1)	Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) - Adjusted net earnings and Adjusted EPS in this MD&A for more details, including reconciliation to the most comparable IFRS financial measures.

BCE Inc. 2014 ANNUAL REPORT 41
3	PERFORMANCE TARGETS, OUTLOOK, ASSUMPTIONS AND RISKS	MD&A

  Slow the pace of revenue and Adjusted EBITDA decline in our Bell Business Markets unit
  Increase the scale of Bell Media’s new CraveTV on-demand TV streaming service
  Control rising TV and multi-platform media content costs
  Realize operating cost and capital expenditure synergies from the integration of Bell Aliant into our Bell Wireline and Bell Wireless operating segments
  Continue to drive customer service improvement while executing on cost reductions across the Bell organization to support healthy Adjusted EBITDA margins across all our businesses

Our planned financial performance for 2015 enabled the company to increase the annualized BCE common dividend by 13 cents, or 5.3%, to $2.60 per share, maintaining our payout ratio comfortably within our target policy range of 65% to 75% of Free Cash Flow.

Assumptions

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

  Slower economic growth, given the Bank of Canada’s most recent estimate for Canadian gross domestic product growth of approximately 2.1% in 2015, compared to estimated growth of 2.3% in 2014
  Weaker employment growth compared to 2014, as the overall level of business investment is expected to remain soft
  Interest rates to remain largely unchanged in 2015 or slightly decrease year-over-year

MARKET ASSUMPTIONS

  A sustained level of wireline and wireless competition in both consumer and business markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  A relatively stable media advertising market and escalating costs to secure TV programming
  Industry pricing discipline maintained on a higher expected number of subscriber renewals resulting from the expiry of 2 or 3 year service contracts due to the Wireless Code implemented in 2013

3.3 Principal business risks

Provided below is a summary description of certain of our principal business risks that could have a material adverse effect on all of our segments. Certain additional business segment-specific risks are reported in section 5, Business segment analysis. For a detailed description of the risks relating to our regulatory environment and a description of the other principal risks that could have a material adverse effect on our business, refer to section 8, Regulatory environment, and section 9, Business risks, respectively.

Regulatory environment

Although most of BCE’s wireline and wireless services are forborne from price regulation under the Telecommunications Act, the Government of Canada and its relevant departments and agencies, including the CRTC, Industry Canada, Canadian Heritage and the Competition Bureau, continue to play a significant role in telecommunications and broadcasting policy and regulation, such as spectrum auctions, approval of acquisitions, foreign ownership and broadcasting, and this may adversely affect our competitive position. The federal government may take positions against the telecommunications and media industries in general, or specifically against Bell Canada or certain of its subsidiaries. More precisely, the following are examples of regulatory matters that could have negative financial, operational, competitive and reputational consequences for our business:

  Increasing regulatory and government intervention
  Adverse changes in the Canadian regulatory framework, such as the introduction of new regulatory standards, the increasing regulation of our wireless business, or other regulatory decisions contrary to our business interests more generally

Competitive environment

We face intense competition across all business segments and key product lines that could adversely affect our market shares, service volumes and pricing strategies and, consequently, our financial results. The rapid development of new technologies, services and products has altered the traditional lines between telecommunications, Internet and broadcasting services and brought new global competitors to our markets, which are redefining customer expectations. Technology substitution and IP networks, in particular, continue to reduce barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, personnel and technological and network resources than has historically been required. In particular, some competitors sell their services through the use of our networks, without the need to invest to build their own networks. Such lower necessary investment has enabled some competitors to be very disruptive in their pricing. We expect these trends to continue in the future, which could adversely affect our growth and our financial performance.

The nature and degree of competition in all of our markets are constantly evolving with changing market and economic conditions as well as expansion into new business areas, such as media, that can be more cyclical. Competition can intensify as markets mature, market structure changes through vertical integration, the state of the economy impacts advertising and new competitors bring aggressive promotional offers and adjusted strategic brand positioning. BCE’s

42 BCE Inc. 2014 ANNUAL REPORT
	MD&A	PERFORMANCE TARGETS, OUTLOOK, ASSUMPTIONS AND RISKS	3

telecommunications and media network assets are challenged by changes such as the proliferation of cheaper IP-based communication, over-the-top (OTT) delivery mechanisms, cloud services and PVR technologies, and the influence of global brands. Such a competitive environment could negatively impact our business including, without limitation, in the following ways:

  Wireline pricing pressures, product substitutions and spending rationalization by business customers could result in an acceleration of NAS line erosion beyond our current expectations
  As wireless penetration in Canada reaches higher levels, acquiring new customers could become more difficult
  Competitors’ aggressive market offers could result in pricing pressures, and increased costs of acquisition and retention
  A fundamental separation of content and connectivity is emerging, allowing the expansion and market penetration of low-cost OTT TV providers and other alternative service providers, which is changing our TV and media ecosystems and could affect our business negatively
  Programming costs continue to rise for TV providers

For a discussion of our competitive environment and competition risk, as well as a list of our main competitors, on a segmented basis, refer to Competitive landscape and industry trends and Principal business risks in section 5, Business segment analysis.

Economic and financial market conditions

Our businesses are affected by general economic and financial market conditions, consumer confidence and spending, and the demand for and prices of our products and services. Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets, or a declining level of retail and commercial activity, could have a negative impact on the demand for our wireline, wireless and media products and services.

More specifically, adverse economic and financial market conditions could result in:

  Customers delaying or reducing purchases of our products and services or discontinuing using them
  A decrease in advertising revenues for our media businesses
  A decline in the creditworthiness of our customers, which could increase our bad debt expense

Information security (cyber and other threats)

Our operations, service performance and reputation depend on how well we protect our networks, systems, applications, data centres and electronic and physical records, and the business and personal information stored therein, against cyber attacks, unauthorized access or entry, damage from fire, natural disaster and other events referred to in section 9, Business risks – Performance of critical infrastructure. The protection and the effective organization of our systems, applications and information repositories are central to the secure operation of our networks and business as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective. In particular, cyber threats, which include cyber attacks such as, but not limited to, hacking, computer viruses, denial of service attacks, industrial espionage, unauthorized access to confidential, proprietary or sensitive information or other breaches of network or IT security, are constantly evolving and IT defences need to be constantly monitored and adapted. Vulnerabilities could harm our brand and reputation as well as our customer relationships and may lead to:

  Network operating failures and service disruptions, which could directly impact our customers’ ability to maintain normal business operations and deliver critical services
  The theft, loss or leakage of confidential information, including customer or employee information, that could result in financial loss, exposure to claims of damages by customers and employees, and difficulty in accessing materials to defend legal cases
  The potential for loss of subscribers or impairment of our ability to attract new ones

Complexity and service and operational effectiveness

Business performance can be difficult in a complex multi-product environment with multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings. In addition, our product offerings and related pricing plans may be too complex for customers to fully evaluate, while other service providers may benefit from simpler distribution models. Providing service that is consistently recognized by customers as superior is a differentiator. As the foundation of effective customer service stems from our ability to deliver simple solutions to customers in an expeditious manner, complexity in our operations may limit BCE’s ability to respond quickly to market changes and reduce costs. Complexity in our operations may also lead to customer confusion or billing errors which could adversely affect customer satisfaction, acquisition and retention.

Complexity and service and operational effectiveness challenges that could adversely affect BCE’s business, including our ability to efficiently manage networks, deliver services and control costs, include:

  The integration of multiple technology platforms to support our multi-product strategy
  The development of new technological platforms and associated processes to support new business models and delivery mechanisms
  The increasing number of smartphone users and our growing Bell Fibe TV customer base, which could require more support from our customer contact centres than currently anticipated
  The ability to leverage our electronic ecosystem to make customer interaction simpler and more efficient

BCE Inc. 2014 ANNUAL REPORT 43
4	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

4 CONSOLIDATED FINANCIAL ANALYSIS

This section provides detailed information and analysis about BCE’s performance in 2014 compared with 2013. It focuses on BCE’s consolidated operating results and provides financial information for each of our businesses. For further discussion and analysis of our Bell Wireless, Bell Wireline, Bell Media and Bell Aliant business segments, refer to section 5, Business segment analysis.

4.1 Introduction

BCE consolidated income statements

	2014	2013	$ CHANGE	% CHANGE
Operating revenues	21,042	20,400	642	3.1%
Bell	18,734	18,109	625	3.5%
Bell Aliant	2,757	2,759	(2)	(0.1%)
Inter-segment eliminations	(449)	(468)	19	4.1%
Operating costs	(12,739)	(12,311)	(428)	(3.5%)
Adjusted EBITDA	8,303	8,089	214	2.6%
Bell	7,066	6,817	249	3.7%
Bell Aliant	1,237	1,272	(35)	(2.8%)
Adjusted EBITDA margin	39.5%	39.7%		(0.2%)
Bell	37.7%	37.6%		0.1%
Bell Aliant	44.9%	46.1%		(1.2%)
Severance, acquisition and other costs	(216)	(406)	190	46.8%
Depreciation	(2,880)	(2,734)	(146)	(5.3%)
Amortization	(572)	(646)	74	11.5%
Finance costs
Interest expense	(929)	(931)	2	0.2%
Interest on post-employment benefit obligations	(101)	(150)	49	32.7%
Other income (expense)	42	(6)	48	n.m.
Income taxes	(929)	(828)	(101)	(12.2%)
Net earnings	2,718	2,388	330	13.8%
Net earnings attributable to:
Common shareholders	2,363	1,975	388	19.6%
Preferred shareholders	137	131	6	4.6%
Non-controlling interest	218	282	(64)	(22.7%)
Net earnings	2,718	2,388	330	13.8%
Adjusted net earnings attributable to common shareholders	2,524	2,317	207	8.9%
Net earnings per common share (EPS)	2.98	2.55	0.43	16.9%
Adjusted EPS	3.18	2.99	0.19	6.4%

n.m.: not meaningful

BCE had a successful 2014, delivering revenue and Adjusted EBITDA growth of 3.1% and 2.6%, respectively, with a relatively stable year-over-year Adjusted EBITDA margin of 39.5% in 2014 compared to 39.7% in 2013, higher Adjusted net earnings growth of 8.9%, and a Free Cash Flow increase of 6.7%. This performance was driven by continued strong Bell Wireless results together with an improved Bell Wireline financial profile and a favourable contribution from Bell Media, which benefitted from the acquisition of Astral on July 5, 2013.

Net earnings in 2014 increased 13.8% compared to 2013, reflecting Adjusted EBITDA growth, a decrease in severance, acquisition and other costs and net mark-to-market gains realized on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases, partly offset by higher net depreciation and amortization expense and a net impairment charge, mainly in conventional TV, resulting from ongoing softness in the overall Canadian TV advertising market and higher content costs.

Our earnings and Free Cash Flow supported increased capital investment in our strategic priorities, particularly our broadband wireless and wireline networks and services, which helped to drive higher wireless, TV and Internet subscribers, while supporting the return of value to BCE shareholders through higher dividends.

44 BCE Inc. 2014 ANNUAL REPORT
	MD&A	CONSOLIDATED FINANCIAL ANALYSIS	4

4.2 Customer connections

TOTAL BCE CONNECTIONS

	2014	2013	% CHANGE
Wireless subscribers	8,118,628	7,925,032	2.4%
Postpaid	7,110,047	6,798,093	4.6%
High-speed Internet subscribers	3,297,026	3,136,636	5.1%
TV (satellite and IPTV subscribers)	2,642,608	2,489,248	6.2%
IPTV	933,547	657,513	42.0%
Total growth services	14,058,262	13,550,916	3.7%
Wireline NAS lines	7,130,852	7,595,569	(6.1%)
Total services	21,189,114	21,146,485	0.2%

BCE NET ACTIVATIONS
	2014	2013	% CHANGE
Wireless subscribers	193,596	220,608	(12.2%)
Postpaid	311,954	381,740	(18.3%)
High-speed Internet subscribers	160,390	91,401	75.5%
TV (Satellite and IPTV subscribers)	153,360	177,183	(13.4%)
IPTV	276,034	286,195	(3.6%)
Total growth services	507,346	489,192	3.7%
Wireline NAS lines	(464,717)	(540,740)	14.1%
Total services	42,629	(51,548)	n.m.

n.m.: not meaningful

BCE added 507,346 net new customer connections to its growth services in 2014, up 3.7% year over year. This was comprised of:

  311,954 postpaid wireless customers, partly offset by the net loss of 118,358 prepaid wireless customers
  160,390 high-speed Internet customers
  153,360 TV customers, including 276,034 net new IPTV customers

NAS net losses of 464,717 in 2014 improved 14.1% compared to last year.

Total BCE customer connections across all services grew 0.2% in 2014, reflecting an increase of 3.7% in growth services connections along with a moderating decline in legacy wireline NAS lines of 6.1% compared to last year. At the end of 2014, BCE customer connections totalled 21,189,114 and were comprised of the following:

  8,118,628 wireless subscribers, up 2.4%, which included 7,110,047 postpaid wireless subscribers, an increase of 4.6% since the end of last year
  3,297,026 high-speed Internet subscribers, 5.1% higher year over year
  2,642,608 total TV subscribers, up 6.2%, which included 933,547 IPTV customers, up 42.0% year over year
  7,130,852 total NAS lines, a decline of 6.1% compared to last year

4.3 Operating revenues

	2014	2013	$ CHANGE	% CHANGE
Bell Wireless	6,241	5,849	392	6.7%
Bell Wireline	10,040	10,097	(57)	(0.6%)
Bell Media	2,937	2,557	380	14.9%
Inter-segment eliminations	(484)	(394)	(90)	(22.8%)
Bell	18,734	18,109	625	3.5%
Bell Aliant	2,757	2,759	(2)	(0.1%)
Inter-segment eliminations	(449)	(468)	19	4.1%
Total BCE operating revenues	21,042	20,400	642	3.1%

BCE Inc. 2014 ANNUAL REPORT 45
4	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BCE

Total operating revenues for BCE were up 3.1% in 2014 due to higher revenues at Bell. Bell Aliant revenues were essentially unchanged compared to 2013

BELL

  Bell operating revenues increased 3.5% in 2014, due to higher revenues at both Bell Wireless and Bell Media, which included the favourable impact from the acquisition of Astral. This was partly offset by lower revenues at Bell Wireline.
  Operating revenues for Bell in 2014 were comprised of service revenues of $17,133 million, which were 3.8% higher than in 2013, and product revenues of $1,601 million, which were essentially unchanged compared to last year

BELL WIRELESS

Revenue growth of 6.7% in 2014 was driven by:

  A larger postpaid customer base and growth in blended ARPU attributable to higher average monthly rates and greater data usage consistent with an increased smartphone customer mix as well as increased usage of data applications
  Wireless service and product revenues increased 6.4% and 11.8% respectively, compared to 2013

BELL WIRELINE

Revenues decreased 0.6% in 2014, which reflected:

  Continued declines in legacy voice and data revenues, competitive pricing in the business and wholesale markets, and decreased product sales to business customers and at The Source

This was partly offset by:

  Higher Internet and TV service revenues in 2014, as well as growth in IP connectivity and business service solutions revenues

BELL MEDIA

Revenue growth of 14.9% in 2014 reflected:

  The acquisition of Astral on July 5, 2013
  Higher subscriber fee revenues driven by increased market-based rates for Bell Media’s specialty services

This was partly offset by:

  Lower advertising revenues, due to general softness in the advertising market and a shift in advertising dollars to the broadcaster of the Sochi 2014 Winter Olympic Games and 2014 FIFA World Cup Soccer

BELL ALIANT

Revenues were essentially unchanged compared to 2013, decreasing 0.1%, as continued declines in local and access, and long distance revenues, as well as reduced equipment and other revenues, were mostly offset by growth in Internet, TV, and other IP broadband connectivity service revenues

4.4 Operating costs

	2014	2013	$ CHANGE	% CHANGE
Bell Wireless	(3,677)	(3,509)	(168)	(4.8%)
Bell Wireline	(6,272)	(6,303)	31	0.5%
Bell Media	(2,203)	(1,874)	(329)	(17.6%)
Inter-segment eliminations	484	394	90	22.8%
Bell	(11,668)	(11,292)	(376)	(3.3%)
Bell Aliant	(1,520)	(1,487)	(33)	(2.2%)
Inter-segment eliminations	449	468	(19)	(4.1%)
Total BCE operating costs	(12,739)	(12,311)	(428)	(3.5%)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)	Labour costs (net of capitalized costs) include wages, salaries, and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

46 BCE Inc. 2014 ANNUAL REPORT
	MD&A	CONSOLIDATED FINANCIAL ANALYSIS	4

BCE

Total operating costs increased 3.5% in 2014, driven by higher operating costs at Bell compared to 2013, due mainly to the acquisition of Astral, as well as an increase in operating costs at Bell Aliant

BELL

Total Bell operating costs increased 3.3% in 2014, reflecting higher operating costs in our Bell Wireless and Bell Media segments, partly offset by lower operating costs at Bell Wireline

BELL WIRELESS

The 4.8% increase in operating costs over the previous year was driven by:

  Higher investment in customer retention spending driven by an increased number of smartphone upgrades
  Higher payments to other carriers from greater data usage volumes
  Increased network operating costs attributable to LTE network expansion and usage

This was moderated by:

  Decreased labour costs due to reduced customer call volumes, lower bad debt expense, and a decline in wireless content costs

BELL WIRELINE

Operating costs decreased $31 million or 0.5% in 2014, reflecting:

  Lower cost of goods sold, driven by reduced data product and equipment sales
  Reduced bad debt expense
  Lower post-employment benefit plans service cost resulting from a higher discount rate used in 2014 compared to 2013 to value post-employment benefit obligations
  Reduced labour costs driven mainly by lower call volumes

Additionally, the year-over-year decrease reflected a charge recorded in Q1 2013 relating to a CRTC decision with respect to our wholesale high-speed access services business that did not recur this year.

The year-over-year decrease in operating costs was partly offset by higher programming costs for Bell TV driven by a higher number of subscribers, increased costs to support a larger Fibe TV and Internet subscriber base, and greater payments to other carriers, as well as increased marketing and sales costs.

BELL MEDIA

Operating costs increased 17.6% in 2014, as a result of:

  The acquisition of Astral
  Increased costs for sports broadcast rights

This was partly offset by:

  Cost synergies realized from the integration of Astral into Bell Media in 2014

BELL ALIANT

Operating costs increased 2.2% in 2014 due to:

  Higher IPTV content costs
  Increased customer service costs related to growing and supporting customers on Bell Aliant’s FibreOP services

This was offset in part by:

  Negotiated reductions in payments to other carriers
  Ongoing workforce restructuring
  Lower post-employment benefit plans service costs from a higher discount rate used in 2014 compared to 2013 to value post-employment benefit obligations

4.5 Adjusted EBITDA

	2014	2013	$ CHANGE	% CHANGE
Bell Wireless	2,564	2,340	224	9.6%
Bell Wireline	3,768	3,794	(26)	(0.7%)
Bell Media	734	683	51	7.5%
Bell	7,066	6,817	249	3.7%
Bell Aliant	1,237	1,272	(35)	(2.8%)
Total BCE Adjusted EBITDA	8,303	8,089	214	2.6%

BCE

Adjusted EBITDA increased 2.6% in 2014, with an Adjusted EBITDA margin of 39.5% compared to 39.7% in 2013. The year-over-year increase in Adjusted EBITDA reflected growth at Bell, partly offset by decreased Adjusted EBITDA at Bell Aliant.

BCE Inc. 2014 ANNUAL REPORT 47
4	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BELL

Bell’s Adjusted EBITDA increased 3.7% in 2014, driven by:

  Strong Bell Wireless Adjusted EBITDA growth that was partly offset by slightly lower Bell Wireline Adjusted EBITDA compared to 2013
  Our acquisition of Astral on July 5, 2013, which contributed to higher Bell Media Adjusted EBITDA

Bell’s Adjusted EBITDA margin in 2014 remained relatively stable at 37.7%, compared to 37.6% in 2013. This reflected:

  The flow-through impact of higher year-over-year wireless ARPU
  Lower wireline voice erosion and stabilizing year-over-year business markets performance
  Increasing Fibe TV scale and growth in three-product households
  Lower wireline operating costs

This was partly offset by:

  Increased wireless customer retention spending
  Higher costs to support a larger Fibe TV and Internet subscriber base
  A greater percentage of lower margin media revenues in Bell’s revenue mix due to the Astral acquisition

BELL WIRELESS

Bell Wireless Adjusted EBITDA grew 9.6% in 2014, as a result of:

  Higher operating revenues, driven by a larger postpaid customer base and higher ARPU
  Disciplined subscriber acquisition and retention spending

BELL WIRELINE

Bell Wireline’s Adjusted EBITDA decline of 0.7% in 2014 was driven mainly by:

  The ongoing loss of high-margin voice and legacy data revenues
  Competitive pricing pressure in our business and wholesale markets

This was mitigated in part by:

  Growth in Internet and TV revenues
  Reduced post-employment benefit plans service cost

BELL MEDIA

Bell Media Adjusted EBITDA growth of 7.5% in 2014 reflected:

  The incremental financial contribution from the acquisition of Astral on July 5, 2013

This was offset in part by:

  Higher TV content costs primarily for our specialty TV sports properties

BELL ALIANT

Bell Aliant’s Adjusted EBITDA declined 2.8% in 2014 as a result of:

  Increased operating costs, reflecting higher expenses related to growing its FibreOP services
  Higher TV content costs due to IPTV customer growth

4.6 Severance, acquisition and other costs

This category includes various income and expenses that are not related directly to the operating revenues generated during the year.

2014

Severance, acquisition and other costs included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $82 million
  Acquisition and other costs of $134 million, including severance and integration costs relating to the Privatization of Bell Aliant as well as transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions

2013

Severance, acquisition and other costs included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $116 million
  Acquisition and other costs of $290 million, primarily related to the acquisition of Astral, including $230 million relating to the CRTC tangible benefit obligation that we were ordered to pay over seven years to benefit the Canadian broadcasting system

48 BCE Inc. 2014 ANNUAL REPORT
	MD&A	CONSOLIDATED FINANCIAL ANALYSIS	4

4.7 Depreciation and amortization

The amount of our depreciation and amortization in any year is affected by:

  How much we invested in new property, plant and equipment and intangible assets in previous years
  How many assets we retired during the year
  Estimates of the useful lives of assets

DEPRECIATION

Depreciation in 2014 increased $146 million compared to 2013 due to a higher depreciable asset base as we continued to invest in our broadband and wireless networks, as well as our IPTV service. Depreciation was further increased by accelerated depreciation as a result of a reduction in useful lives of certain network assets, as described in section 10.1, Our accounting policies – Critical accounting estimates and key judgements, and our acquisition of Astral on July 5, 2013.

AMORTIZATION

Amortization in 2014 decreased $74 million compared to 2013, due mainly to an increase in useful lives of certain IT software assets from five to seven years, as described in section 10.1, Our accounting policies – Critical accounting estimates and key judgements, partly offset by a higher net asset base and increased amortization from our acquisition of Astral on July 5, 2013.

4.8 Finance costs

INTEREST EXPENSE

Interest expense in 2014 decreased $2 million compared to 2013 as a result of higher capitalized interest and lower average interest rates, partly offset by higher average debt levels primarily related to our acquisition of Astral and the Privatization of Bell Aliant.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year.

In 2014, interest expense decreased $49 million compared to last year due to a lower post-employment benefit obligation as a result of the higher discount rate, which increased from 4.4% on January 1, 2013 to 4.9% on January 1, 2014.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

BCE Inc. 2014 ANNUAL REPORT 49
4	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

4.9 Other income (expense)

Other income (expense) includes income and expense, such as:

  Net mark-to-market gains or losses on derivatives used as economic hedges
  Net gains or losses on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments
  Impairment of assets
  Losses on disposal and retirement of software, plant and equipment
  Interest income on cash and cash equivalents
  Equity income (loss) from investments in associates and joint ventures
  Early debt redemption costs

2014

Other income included net mark-to-market gains of $134 million on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases, dividend income of $42 million from earnings generated in trust prior to the divestiture of Bell Media assets held for sale and foreign exchange gains in 2014. These were partly offset by a net impairment charge of $105 million, mainly relating to Bell Media’s conventional TV properties resulting from a softness in the overall Canadian TV advertising market and higher TV content costs, losses on disposal of software, plant and equipment of $51 million, and early debt redemption costs of $29 million.

2013

Other expense included early debt redemption costs of $55 million, losses on disposal and retirement of capital assets of $44 million and an equity loss of $32 million, which included our $25 million share of a goodwill impairment charge and a write-down of customer relationship intangibles recognized by an equity investee. These expenses were partly offset by net mark-to-market gains of $94 million on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases and a distribution of a $36 million pension surplus.

4.10 Income taxes

Income taxes in 2014 increased $101 million compared to 2013 due to higher taxable income in 2014 and the lower value of uncertain tax positions favourably resolved in 2014 compared to 2013.

Our effective tax rate remained relatively stable at 25.5% in 2014 compared to 25.7% in 2013.

50 BCE Inc. 2014 ANNUAL REPORT
	MD&A	CONSOLIDATED FINANCIAL ANALYSIS	4

4.11 Net earnings and EPS

Net earnings attributable to common shareholders in 2014 increased $388 million, or $0.43 per common share, due to higher Adjusted EBITDA, lower severance, acquisition and other costs, lower NCI due to the Privatization of Bell Aliant and higher other income, partly offset by higher income taxes and higher net depreciation and amortization expense.

Excluding the impact of severance, acquisition and other costs, net gains (losses) on investments, and early debt redemption costs, Adjusted net earnings in 2014 were $2,524 million, or $3.18 per common share, compared to $2,317 million, or $2.99 per common share in 2013.

4.12 Capital expenditures

BCE capital expenditures were up $146 million, or 4.1%, in 2014, reflecting higher spending at Bell, and a modest increase at Bell Aliant. As a percentage of revenue, capital expenditures for BCE were 17.7% compared to 17.5% in 2013. These investments supported further expansion of our Fibe TV service footprint in Québec and Ontario and Bell Aliant’s FibreOP footprint in Atlantic Canada, the deployment of broadband fibre to directly connect more homes and businesses, the roll-out of 4G LTE mobile service in additional markets across Canada, as well as continued spending to increase network capacity to support greater data consumption and higher LTE speeds.

4.13 Cash flows

In 2014, BCE’s cash flows from operating activities decreased $235 million compared to 2013, as a result of a $350 million voluntary DB pension plan contribution made in 2014 and higher income taxes paid, partly offset by higher Adjusted EBITDA and an improvement in working capital.

Free Cash Flow available to BCE’s common shareholders increased $173 million in 2014, driven mainly by higher Adjusted EBITDA and an improvement in working capital, partly offset by higher income taxes paid and increased capital expenditures.

BCE Inc. 2014 ANNUAL REPORT 51
5	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

5 BUSINESS SEGMENT ANALYSIS

5.1 Bell Wireless

In 2014, we achieved industry-leading profitability through disciplined postpaid customer acquisition and retention, increasing ARPU by driving higher smartphone adoption and mobile data usage, and reducing customer churn.

Key elements of relevant strategic imperatives

ACCELERATE WIRELESS

2014 PROGRESS

  Acquired 35% and 46% of total new postpaid gross and net activations, respectively, among the three major wireless carriers, while achieving leading ARPU and Adjusted EBITDA growth of 4.9% and 9.6%, respectively, as well as service margin expansion of 1.3 percentage points over 2013
  Expanded the number of smartphone users at the end of 2014 to 76% of our total postpaid subscribers, up from 73% at the end of 2013
  Expanded our leading smartphone lineup with over 40 new devices, adding to our extensive selection of 4G LTE-capable devices
  Announced an agreement to acquire Glentel, a Canadian-based dual-carrier, multi-brand mobile products distributor, of which we expect to retain a 50% ownership interest, to maintain Bell’s competitive position by securing long-term access to Glentel’s effective wireless retail distribution network
  Launched a secure mobile payment solution, RBC Wallet, with RBC in January 2014, and announced three additional partnerships during the year with, TD Canada Trust, CIBC and Desjardins Group, to launch similar secure mobile payment solutions
  Continued to reduce the cost of mobile roaming in the countries Canadians travel to the most
  Introduced Easy Purchase Plan, an instalment program for tablet purchases for existing Bell Mobility customers, allowing them to spread a portion of the cost of a new tablet over two years when paired with a tablet plan

2015 FOCUS

  Profitably grow our wireless postpaid subscriber base while maintaining market share momentum of incumbent postpaid subscriber activations
  Narrow our ARPU gap versus incumbent competitors
  Manage the financial and churn impacts from unusual market activity that could arise from the significantly increased number of customers with two- or three-year service contracts who will be eligible to renew their plans or change carriers over the next two years as a result of the Wireless Code implemented in 2013, to the extent that the CRTC’s June 3, 2015 Wireless Code application date is found to be valid
  Offer the latest handsets and devices in a timely manner to enable customers to benefit from ongoing technological improvements by manufacturers and from faster data speeds to optimize the use of our services
  Accelerate new revenue streams by driving the commercialization of next-generation mobile commerce and M2M services and applications

INVEST IN BROADBAND NETWORKS AND SERVICES

2014 PROGRESS

  Expanded our next-generation 4G LTE wireless network to reach 86% of the Canadian population coast to coast
  Increased mobile 4G LTE network speeds by up to 45% across our entire service footprint
  Acquired 31 licences for 480 million MHz-POP of nationwide 700 MHz spectrum for $566 million following Industry Canada’s federal wireless spectrum auction
  Launched Canada’s first 700 MHz spectrum LTE network in Hamilton, Ontario in early April
  Launched 4G LTE mobile service in 52 communities in Atlantic Canada and in seven communities in the Northwest Territories

2015 FOCUS

  Complete 4G LTE wireless network build and manage wireless network capacity

ACHIEVE A COMPETITIVE COST STRUCTURE

2014 PROGRESS

  Reduced Bell Mobility call centre costs per customer by 30% since 2010 through investment in enhanced call centre systems and online self-serve options for customers

2015 FOCUS

  Realize operating cost and capital expenditure synergies from the integration of Bell Aliant into our Bell Wireline and Bell Wireless segments
  Deliver cost savings from cost of revenue initiatives, reductions in sales, general and administrative expenses, and labour efficiencies across Bell to support maintenance of a stable consolidated Adjusted EBITDA margin

52 BCE Inc. 2014 ANNUAL REPORT
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IMPROVE CUSTOMER SERVICE

2014 PROGRESS

  Launched two new eBill features, the Personalized Bill Explainer and Mobility Bill Interactive Tour, to enhance the customer experience by proactively addressing the most common billing questions
  Reduced customer calls to our service centres by 34% since 2011 through growing use of self-serve and improved first call resolution

2015 FOCUS

  Invest in customer service initiatives, simplifying complexity for all customers including billing
    In January 2015, began to introduce personalized videos for new Mobility customers that explain what to expect on the first bill, how to check usage and update phone features, and how to manage accounts through MyBell.ca and the MyBell mobile app
  Reduce total volume of wireless customer calls to our wireless services call centres

Financial performance analysis

2014 PERFORMANCE HIGHLIGHTS

BCE Inc. 2014 ANNUAL REPORT 53
5	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BELL WIRELESS RESULTS

REVENUES

	2014	2013	$ CHANGE	% CHANGE
Service	5,705	5,362	343	6.4%
Product	483	432	51	11.8%
Total external revenues	6,188	5,794	394	6.8%
Inter-segment revenues	53	55	(2)	(3.6%)
Total Bell Wireless revenues	6,241	5,849	392	6.7%

Bell Wireless operating revenues increased 6.7% in 2014 as a result of both higher service and product revenues compared to 2013.

  Service revenues were up 6.4% in 2014, driven by a greater number of postpaid subscribers in our customer base and blended ARPU growth attributable to higher average monthly rates and increased data usage, reflecting higher smartphone penetration and usage of data applications, as well as broader 4G LTE network coverage and increased network speeds. The year-over-year growth in service revenues was moderated by lower wireless voice revenues, due mainly to the prevalence of unlimited nationwide talk plans and substitution for data applications.

  Bell Wireless data revenues in 2014 were 22.2% higher compared to 2013, whereas wireless voice revenues declined 4.5%
  Product revenues increased 11.8% in 2014, reflecting a greater number of higher-end smartphone devices in our sales mix and an increased number of handset upgrades compared to 2013

OPERATING COSTS AND ADJUSTED EBITDA

	2014	2013	$ CHANGE	% CHANGE
Operating costs	(3,677)	(3,509)	(168)	(4.8%)
Adjusted EBITDA	2,564	2,340	224	9.6%
Total Adjusted EBITDA margin	41.1%	40.0%		1.1%
Service Adjusted EBITDA margin	44.9%	43.6%		1.3%

Bell Wireless operating costs increased 4.8% in 2014 as a result of:

  Higher investment in customer retention spending due to a greater number of subsidized smartphone upgrades
  Higher payments to other carriers due to greater data usage volume
  Increased network operating costs attributable to LTE network expansion and usage

These factors were partly offset by:

  Decreased labour costs reflecting reduced customer call volumes, lower bad debt expense, and lower content expenses in 2014

Subscriber acquisition costs in 2014 were largely stable compared to last year, reflecting fewer year-over-year gross activations and pricing discipline.

Bell Wireless Adjusted EBITDA grew 9.6% in 2014, driven by higher operating revenues, as described above, and well-controlled operating costs. As a result of the higher flow-through of revenues to Adjusted EBITDA, Bell Wireless Adjusted EBITDA margin, based on wireless service revenues, expanded to 44.9% in 2014 from 43.6% in 2013.

BELL WIRELESS OPERATING METRICS

	2014	2013	CHANGE	% CHANGE
Blended ARPU ($/month)	60.07	57.25	2.82	4.9%
Gross activations	1,614,364	1,694,055	(79,691)	(4.7%)
Postpaid	1,271,599	1,332,423	(60,824)	(4.6%)
Prepaid	342,765	361,632	(18,867)	(5.2%)
Net activations	192,368	217,768	(25,400)	(11.7%)
Postpaid	308,504	378,121	(69,617)	(18.4%)
Prepaid	(116,136)	(160,353)	44,217	27.6%
Blended churn % (average per month)	1.52%	1.60%		0.08%
Postpaid	1.22%	1.25%		0.03%
Prepaid	3.43%	3.55%		0.12%
Subscribers(1)	7,970,702	7,778,334	192,368	2.5%
Postpaid	6,986,196	6,677,692	308,504	4.6%
Prepaid	984,506	1,100,642	(116,136)	(10.6%)
Cost of acquisition (COA) ($/subscriber)	443	421	(22)	(5.2%)

(1)	In 2013, our postpaid subscriber base was reduced by 99,098 customers to exclude all M2M subscribers following a review of our wireless subscriber metrics. Additionally, our postpaid subscriber base was reduced by 18,354 subscribers to adjust for customer deactivations and by 8,022 subscribers subsequent to a review of customer accounts. Our prepaid subscriber base was increased by 5,008 customers subsequent to a review of subscriber metrics.

54 BCE Inc. 2014 ANNUAL REPORT
	MD&A	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	5

Blended ARPU of $60.07 reflects an increase of 4.9% in 2014. This was due to higher postpaid ARPU driven by growth in data usage attributable to a higher proportion of customers using smartphones combined with increased traffic on our 4G LTE network, higher rates from the new two-year rate plan pricing that came into effect in the third quarter of 2013 following the implementation of the Wireless Code, and a higher percentage of postpaid customers in our subscriber base. This was partly offset by lower year-over-year voice ARPU as customers continue to substitute voice with data services.

  Data ARPU increased 20.5% in 2014, due mainly to rate plan increases and disciplined pricing, together with an increased adoption of smartphones and other data devices such as tablets, which are driving greater use of e-mail, web browsing, social networking, text messaging, mobile TV, and picture and video messaging, as well as entertainment services such as video streaming, music downloads and gaming. In addition, the roll-out of increased 4G LTE network speeds in August 2014 also contributed to the growth in data ARPU. The year-over-year growth in data ARPU was moderated by the impact of richer rate plans with higher data usage thresholds and lower roaming rates, as well as increased use of Wi-Fi hotspots by customers.
  Voice ARPU declined 5.9% in 2014, reflecting more customers on all-inclusive plans offering unlimited local and long distance calling, competitive pricing pressures, and lower overall voice usage as customers increasingly substitute voice services for data features and services

Total gross wireless activations decreased 4.7% in 2014, due to lower postpaid and prepaid gross activations.

  Postpaid gross activations declined 4.6% in 2014, reflecting the impact of increased rate plan pricing in the first half of the year driven by the move from three-year to two-year contracts resulting from the implementation of the Wireless Code, coupled with a maturing wireless market. The year-over-year decrease in postpaid gross activations was moderated by the favourable impact of the Apple iPhone 6 launch in September 2014 as well as strong activations over the holiday period compared to the previous year, and higher tablet activations reflecting the launch of Bell Mobility’s Easy Purchase Plan, an instalment program for tablet purchases, in the third quarter of 2014.
  Prepaid gross activations decreased 5.2% in 2014, due to our continued focus on postpaid customer acquisitions
  Smartphone users as a percentage of postpaid subscribers increased to 76% at December 31, 2014 compared to 73% at the end of 2013

Blended wireless churn improved 0.08 percentage points in 2014 to 1.52%, reflecting improvements in both postpaid and prepaid churn. This was attributed to a greater percentage of postpaid subscribers in our total subscriber base compared to last year as postpaid customers typically have a lower churn rate than prepaid customers.

  Postpaid churn improved 0.03 percentage points in 2014 to 1.22%, despite aggressive promotions from other incumbents and newer entrants and increased activity from the Apple iPhone 6 launch, reflecting the positive impact of our customer retention strategy
  Prepaid churn improved 0.12 percentage points in 2014 to 3.43% as a result of marketing initiatives that resulted in fewer customer deactivations compared to 2013

Postpaid net activations decreased 18.4% in 2014, due to the combined impact of lower gross activations and a higher number of customer deactivations.

Prepaid net customer losses improved 27.6% in 2014 as a result of fewer customer deactivations, partly offset by lower gross activations.

Wireless subscribers at December 31, 2014 totalled 7,970,702 representing an increase of 2.5% since the end of 2013. The proportion of Bell Wireless customers subscribing to postpaid service increased to 88% in 2014 from 86% last year.

COA per gross activation in 2014 increased $22 over last year to $443, due to a higher mix of postpaid customer activations and the sale of more premium smartphones.

Retention costs as a percentage of service revenue increased to 11.0% in 2014 compared to 10.3% in 2013, as a result of a greater number of subsidized customer upgrades coupled with an increased mix of more expensive smartphone models.

Competitive landscape and industry trends

COMPETITIVE LANDSCAPE

The wireless market is the largest sector of the Canadian telecommunications industry, representing 47% of total revenues, and is currently growing at a mid-single digit rate annually.

There are nearly 29 million wireless subscribers in Canada. The three large national incumbents, Bell, TELUS Corporation (TELUS) and Rogers, account for over 90% of industry subscribers and revenues. Rogers holds the largest share by virtue of its legacy global system for mobile (GSM) network. However, Bell has recaptured significant subscriber market share, as well as the largest proportion of industry revenue and Adjusted EBITDA growth since 2009, helped by the launch of our HSPA+ and 4G LTE networks, expanded retail distribution, the purchase of Virgin Mobile, a refreshed brand, improved customer service and a new management team with extensive experience in the Canadian wireless industry.

Canada’s wireless penetration was approximately 81% at the end of 2014, compared to over 100% for the U.S. and up to 182% in Europe. Canada’s wireless sector is expected to continue growing at a steady pace for the foreseeable future, driven by the increased adoption and usage of data services, and the expansion of 4G LTE service in the more rural and remote regions of Canada enabled through the deployment of 700 MHz spectrum.

BCE Inc. 2014 ANNUAL REPORT 55
5	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Competitors

Large facilities-based national wireless service providers Rogers and TELUS.

Smaller regional facilities-based wireless service providers Saskatchewan Telecommunications Holding Corporation (SaskTel) and Manitoba Telecom Services Inc. (MTS Mobility).

Newer entrants in their respective service areas:

  Vidéotron Ltée (Vidéotron), which provides service in Montréal and other parts of Québec
  WIND Mobile, which provides service in Toronto, Calgary, Vancouver, Edmonton, Ottawa, as well as in several communities in southwestern Ontario
  Mobilicity(1), which provides wireless service in Toronto, Ottawa, Vancouver, Calgary and Edmonton
  EastLink, which launched service in Nova Scotia and Prince Edward Island in February 2013

Mobile virtual network operators (MVNOs), who resell competitors’ wireless networks such as PC Mobile and Primus Telecommunications Canada Inc. (Primus).

(1)	Data & Audio Visual Enterprises Wireless Inc. (DAVE), carrying on business under the Mobilicity brand, has been operating under Companies’ Creditors Arrangement Act protection since September 2013.
(2)	Percentages may not add to 100 due to rounding.
(3)	TELUS metrics shown exclude Public Mobile Inc. (acquired on November 29, 2013)

56 BCE Inc. 2014 ANNUAL REPORT
	MD&A	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	5

INDUSTRY TRENDS

ACCELERATING DATA CONSUMPTION

Wireless industry revenue growth continues to be driven by the increased adoption and usage of data services. In 2014, wireless data ARPU in Canada represented approximately 50% of industry blended ARPU, compared to 44% in 2013. Data growth continued to be driven by the ongoing adoption of smartphones and tablets, and associated data plans. The demand for wireless data services is expected to continue to grow, due to ongoing investment in faster network technologies such as 4G LTE that provide a richer user experience, the growing appetite for mobile connectivity and social networking, greater affordability and selection of smartphones and tablets and increasing adoption of multiple devices by families. Greater customer adoption of services, including mobile TV, mobile commerce, mobile banking, and other M2M applications in the areas of retail and transportation (connected car, asset tracking, remote monitoring) should also contribute to growth. In the consumer market, M2M is projected to be a future growth area for the industry as wireless connectivity on everyday devices from home automation to cameras becomes ubiquitous.

NEED FOR MORE WIRELESS SPECTRUM AND CARRIER AGGREGATION

Fast growth in mobile data traffic is increasingly putting a strain on wireless carriers’ networks and their ability to manage and service this traffic. Industry Canada’s 700 MHz spectrum auction that concluded in February 2014 provided wireless carriers with prime spectrum to roll out faster next-generation wireless networks and build greater capacity, especially in rural areas. In addition, Industry Canada held, on March 3, 2015, the AWS-3 spectrum auction and, in April 2015 will hold the 2500 MHz spectrum auction, providing other opportunities for Bell and other wireless carriers to acquire additional spectrum to enhance their LTE networks and meet the demand of both urban and rural markets. Furthermore, carrier aggregation (specifically, 4G LTE Advanced CA) is a technology currently being employed by Canadian wireless carriers (and which is expected to be used more extensively in the future) that allows for multiple spectrum channels to be used together, thereby significantly increasing capacity and data transfer rates.

GREATER SPENDING ON CUSTOMER RETENTION

As wireless penetration in Canada increases at a continued high level of competitive intensity, even greater focus will be required on improving customer service, enhancing existing service offerings and spending more to retain existing customers through discounted handset upgrades. In particular, as a result of the Wireless Code implemented in 2013, which has limited wireless terms to two years from three years, there is the potential for unusually high market activity from the significantly greater number of customers who will be eligible to renew their plans or change carriers over the next two years.

Business outlook and assumptions

2015 OUTLOOK

We expect continued revenue growth driven by a greater number of postpaid subscribers, accelerating data usage from smartphone customers and higher rate plans for two-year contracts. We will seek to achieve higher revenues from data growth, delivered through our HSPA+ and 4G LTE networks, higher demand for services such as web browsing, music and video streaming and community portals such as Facebook and YouTube, as well as new services including mobile commerce and other M2M applications. Our intention is to introduce these new products and services to the market in a way that balances innovation with profitability.

Three-year contracts established before the Wireless Code came into effect and a new wave of two-year contracts will expire in 2015, to the extent that the CRTC’s June 3, 2015 Wireless Code application date is found to be valid, leading to a higher level of activity across the Canadian wireless industry. This highlights the critical importance of our continual focus on improving customer satisfaction and increasing investment in customer retention. We plan to generate Bell Wireless Adjusted EBITDA growth in 2015 from increasing revenues, which is expected to be moderated by higher activation and retention spend driven by market activity.

ASSUMPTIONS

  Higher, but slowing, Canadian wireless industry penetration and smartphone adoption
  Sustained level of competition in both consumer and business markets
  Maintained Bell’s market share momentum of incumbent wireless postpaid subscriber activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Our ability to monetize increasing data usage and customer subscription to new data services
  Convergence of three-year and two-year plan expiries leading to an increase in the number of subscribers who are eligible for upgrades
  Higher subscriber acquisition and retention spending, driven by a greater number of year-over-year gross additions and customer device upgrades
  Higher than industry-average blended ARPU and Adjusted EBITDA growth, driven by a greater mix of postpaid smartphone customers and accelerating data consumption on the 4G LTE network, and higher access rates on new two-year contracts
  Completion of the LTE network expected to cover 98% of the Canadian population
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  Industry pricing discipline maintained on a higher expected number of subscriber renewals resulting from the expiry of 2 or 3 year service contracts due to the Wireless Code of Conduct implemented in 2013
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

BCE Inc. 2014 ANNUAL REPORT 57
5	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Key growth drivers
  Increasing Canadian wireless industry penetration
  Continued adoption of two-year rate plans
  Increasing adoption of smartphones, tablets and other 4G LTE devices to increase mobile data usage
  Expansion of 4G LTE network service in non-urban markets
  Customer adoption of new data applications and services such as M-commerce and M-banking

Principal business risks

This section discusses certain principal business risks which specifically affect the Bell Wireless segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

AGGRESSIVE COMPETITION

RISK

  The intensity of competitive activity from incumbent wireless operators, newer wireless entrants, non-traditional players and resellers

IMPACT

  Pressure on our Adjusted EBITDA, ARPU and COA and retention, as well as increased churn, would likely result if competitors aggressively increase discounts for handsets and data or offer other incentives (such as new data plans or multi-product bundles) to attract new customers

REGULATORY ENVIRONMENT

RISK

  Greater regulation of wholesale mobile wireless services and limitations placed on spectrum bidding

IMPACT

  Greater regulation of wholesale mobile wireless services on matters such as roaming rates, mandated tower and site sharing, and the resale of other wholesale services, combined with limitations placed on bidding for new spectrum, could limit our flexibility, influence the market structure, improve the business positions of our competitors, and negatively impact the financial performance of our mobile wireless business

WIRELESS CODE

RISK

  Operating through the Wireless Code transition period may bring increased uncertainty in the consumer wireless market

IMPACT

  During 2015, to the extent that the CRTC’s June 3, 2015 Wireless Code application date is found to be valid, customers on three-year contracts that were established before the Wireless Code came into effect and customers on new two-year plans could potentially create unusual market activity as their contracts expire, driving higher expiries and higher transaction volumes. This could result in Adjusted EBITDA pressure and higher industry churn

58 BCE Inc. 2014 ANNUAL REPORT
	MD&A	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	5

5.2 Bell Wireline

In 2014, Bell Wireline achieved improved year-over-year financial performance, with positive revenue and Adjusted EBITDA growth in Q4, driven by an increased mix of growth services and improving business markets results.

Key elements of relevant strategic imperatives

LEVERAGE WIRELINE MOMENTUM

2014 PROGRESS

  Increased our total number of Bell Fibe TV subscribers by 46.1% to 700,533
  Increased the number of three-product households – those that buy TV, Internet and Home Phone – by 15% over 2013, fuelled by our Fibe TV service, which drove higher pull-through attach rates for Home Phone and Internet services, with 77% of all Bell Fibe TV customers taking three products
  Launched the Home Hub Internet modem and Wi-Fi router, featuring the latest 802.11 AC wireless standard
  Launched Business Bundles, which include services such as unlimited Fibe Internet, phone lines with calling features and online security, with guaranteed pricing for 36 months

2015 FOCUS

  Continue to enhance our Fibe TV service
    In February 2015, we introduced an innovative Fibe TV feature called Restart, enabling customers to rewind and watch TV shows already in progress from the beginning. In addition, we further enhanced the Fibe TV on-screen menu and channel guide with fast access to the main menu from anywhere in the Fibe TV experience, a larger channel preview window, a Last Peek feature that shows picture-in-picture for the last 5 channels tuned, and an improved universal search.
  Expand our total base and market share of TV and Internet subscribers profitably
  Continue to reduce total wireline residential net losses
  Increase residential household ARPU through greater three-product household penetration
  Increase share of wallet of large enterprise customers through greater focus on business service solutions and connectivity growth
  Expand and improve sales distribution and coverage in our mid-sized business segment
  Increase the number of net new customer relationships in both large and mid-sized business and reduce small business customer losses
  Complete the integration of Bell Aliant to generate operating cost and capital investment synergies

INVEST IN BROADBAND NETWORKS AND SERVICES

2014 PROGRESS

  Extended our Fibe TV service coverage to reach more than 5 million households across Ontario and Québec, up from approximately 4.3 million at the end of 2013. Including Bell Aliant’s FibreOP service area, BCE’s total IPTV footprint now covers 6 million homes, up from 5.1 million at the end of 2013, including 2.1 million passed with FTTH.
  Began the deployment of an FTTH network that will bring advanced Bell Fibe TV and Internet services to Kingston, Ontario

2015 FOCUS

  Continue broadband fibre deployment and IPTV service coverage expansion with increasing focus on growing FTTH footprint

ACHIEVE A COMPETITIVE COST STRUCTURE

2014 PROGRESS

  Maintained relatively stable Bell Wireline Adjusted EBITDA margin compared to 2013
  Completed the Privatization of Bell Aliant and began its integration into Bell’s operations, simplifying BCE’s corporate structure and increasing overall operating and capital investment efficiencies, including wholesale cost savings, as we move Atlantic branches of major business customers onto the national Bell network

2015 FOCUS

  Realize operating cost and capital expenditure synergies from the integration of Bell Aliant into our Bell Wireline and Bell Wireless segments
  Deliver cost savings from cost of revenue initiatives, reductions in sales, general and administrative expenses, and labour efficiencies across Bell to support maintenance of a stable consolidated Adjusted EBITDA margin

BCE Inc. 2014 ANNUAL REPORT 59
5	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

IMPROVE CUSTOMER SERVICE

2014 PROGRESS

  Reduced customer calls to our service centres by 34% since 2011 through growing use of self-serve and improved first-call resolution
  Reduced Fibe TV installation time by 10% in 2014 and 27% since the beginning of 2012
  Introduced two-hour appointment windows for Fibe TV installations
  Introduced flexible evening and weekend repair and installation appointments for small business customers and reduced the time between ordering and installation from four days to two days
  Launched Device Hub, a pilot program that integrates the in-store process with other Bell systems for a more seamless repair service
  Launched the Bell Business Concierge program, offering small businesses front-of-the-line access to dedicated advisors, customer service representatives and technical support who can deliver faster, more tailored service

2015 FOCUS

  Invest in customer service initiatives, simplifying complexity for all customers including billing
  Reduce total volume of wireline customer calls to our residential services call centres
  Further improve customer satisfaction scores
  Achieve better consistency in customer experience
  Improve customer personalization

Financial performance analysis

2014 PERFORMANCE HIGHLIGHTS

60 BCE Inc. 2014 ANNUAL REPORT
	MD&A	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	5

BELL WIRELINE RESULTS

REVENUES

	2014	2013	$ CHANGE	% CHANGE
Data	5,991	5,828	163	2.8%
Local and access	2,364	2,497	(133)	(5.3%)
Long distance	668	722	(54)	(7.5%)
Equipment and other	664	707	(43)	(6.1%)
Total external revenues	9,687	9,754	(67)	(0.7%)
Inter-segment revenues	353	343	10	2.9%
Total Bell Wireline revenues	10,040	10,097	(57)	(0.6%)

Bell Wireline operating revenues decreased 0.6% in 2014 as a result of lower local and access, long distance, and equipment and other revenues, partly offset by higher data revenues. This represents a slower pace of decline compared to the 1.2% year-over-year decrease in 2013, reflecting further Fibe TV and Fibe Internet subscriber base growth, slowing voice revenue erosion, price increases across all residential services, and improved year-over-year Bell Business Markets performance.

  Data revenues increased 2.8% in 2014, reflecting increased Internet and TV service revenues driven by Fibe customer growth, greater customer demand for higher bandwidth Internet service, and price increases across all of our residential services. Additionally, higher IP broadband connectivity revenues generated by our business and wholesale customers, as well as increased business service solutions sales, contributed to the growth in data revenues. This was partly offset by a continued decline in basic legacy data revenues from ongoing customer migration to IP-based systems, pricing pressures in our business and wholesale markets, and reduced levels of business data product sales compared to last year.
  Local and access revenues declined 5.3% in 2014, which represented an improvement over the 7.1% year-over-year decline in 2013. The decline in 2014 was driven by the ongoing loss of residential and business NAS lines due to technological substitution to wireless and Internet-based services, large business customer conversions to IP-based data services and networks from legacy voice services, as well as competitive pricing pressures in 2014 in our business and wholesale markets. However, the rate of local and access revenue erosion was tempered by increases in monthly local rates combined with fewer residential NAS line losses compared to 2013.
  Long distance revenues decreased 7.5% in 2014, representing improved performance over the previous year’s decline of 9.9%. The decrease in 2014 reflected fewer minutes of use by residential customers as a result of NAS line losses, technology substitution to wireless and OTT Internet-based services, and ongoing rate pressures in our business and wholesale markets. Residential price increases and higher sales of international long distance minutes in our wholesale market moderated the year-over-year decline.
  Equipment and other revenues decreased 6.1% in 2014, due to lower consumer electronics equipment sales at The Source and decreased business voice equipment sales

OPERATING COSTS AND ADJUSTED EBITDA

	2014	2013	$ CHANGE	% CHANGE
Operating costs	(6,272)	(6,303)	31	0.5%
Adjusted EBITDA	3,768	3,794	(26)	(0.7%)
Adjusted EBITDA margin	37.5%	37.6%		(0.1%)

Bell Wireline operating costs were $31 million lower in 2014 compared to last year as a result of:

  Lower cost of goods sold consistent with decreased equipment sales
  Lower labour costs resulting from a reduction in call volumes
  Decreased bad debt expense
  Reduced post-employment benefit plans service cost resulting from a higher discount rate used in 2014 compared to 2013 to value post-employment benefit obligations
  A charge recorded in Q1 2013 related to a CRTC decision in respect of our wholesale high-speed access services business that did not recur this year

These factors were partly offset by:

  Higher payments to other carriers in our business and wholesale markets driven by increased volumes
  Higher programming costs for Bell TV due to a higher number of subscribers
  Increased costs to support a larger Fibe TV and Internet subscriber base
  Higher marketing and sales expense

Bell Wireline Adjusted EBITDA was 0.7% lower in 2014, while Adjusted EBITDA margin of 37.5% remained stable in 2014 compared to 37.6% in 2013. The year-over-year decrease in Bell Wireline Adjusted EBITDA was due to:

  The ongoing loss of higher-margin legacy voice and data service revenues
  Ongoing competitive pricing pressures in our business and wholesale markets
  Lower consumer electronic sales at The Source, due to a competitive marketplace which resulted in lower traffic

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This was largely offset by:

  Growth in our Internet and IPTV businesses
  Reduced post-employment benefit plans service cost

This result for 2014 represents an improvement over the 3.2% Adjusted EBITDA decline reported for Bell Wireline in 2013 due to:

  Stronger data revenue growth driven by increased scale in our TV and Internet businesses
  A slowing voice revenue decline
  Improved business market performance
  Lower year-over-year operating costs

BELL WIRELINE OPERATING METRICS

Data

High-speed Internet

	2014	2013	CHANGE	% CHANGE
High-speed Internet net activations	102,946	57,722	45,224	78.3%
High-speed Internet subscribers	2,287,489	2,184,543	102,946	4.7%

High-speed Internet subscriber net activations in 2014 increased 78.3%, or 45,224, to 102,946. This represents our highest number of annual net activations since 2007. The growth in high-speed Internet net activations in 2014 was driven by the pull-through of Bell Fibe TV customer activations, higher wholesale customer gains, and lower residential customer churn. Lower residential churn can be attributed to a higher percentage of subscribers on higher-speed fibre-based Internet service due to an expanding IPTV footprint, which typically has a lower customer churn rate compared to subscribers on DSL service.

High-speed Internet subscribers at December 31, 2014 totalled 2,287,489, up 4.7% from the end of 2013.

TV

	2014	2013	CHANGE	% CHANGE
Net subscriber activations	98,452	122,450	(23,998)	(19.6%)
Fibe TV	221,103	231,132	(10,029)	(4.3%)
Total subscribers	2,376,885	2,278,433	98,452	4.3%
Fibe TV	700,533	479,430	221,103	46.1%

Fibe TV subscriber net activations decreased by 4.3% or 10,029 to 221,103 compared to 2013, due to aggressive offers for service bundles from the cable competitors, which impacted both deactivations and gross activations. The year-over-year decrease in Fibe TV net activations also reflected less IPTV footprint expansion compared to the previous year, as well as the benefit in the previous year from the launch of wireless receivers.

Satellite TV net customer losses of 122,651 were 12.9% higher in 2014, mainly as a result of a lower number of retail activations driven by aggressive offers from cable TV competitors in our service areas where Fibe TV is not available, coupled with lower wholesale activations due to the roll-out of IPTV service by competing wholesale providers in Western and Atlantic Canada.

Total TV net subscriber activations (Fibe TV and Satellite TV combined) decreased 19.6%, or 23,998, to 98,452 as a result of lower Fibe TV and Satellite TV net activations compared to 2013.

Fibe TV subscribers at December 31, 2014 totalled 700,533, up 46.1% from 479,430 subscribers reported at the end of 2013.

Satellite TV subscribers at December 31, 2014 totalled 1,676,352, down 6.8% from 1,799,003 subscribers at the end of 2013.

Total TV subscribers (Fibe TV and Satellite TV combined) at December 31, 2014 equalled 2,376,885, representing a 4.3% increase since the end of 2013.

Local and access

	2014	2013	CHANGE	% CHANGE
NAS LINES
Residential	2,435,471	2,652,429	(216,958)	(8.2%)
Business	2,457,765	2,589,820	(132,055)	(5.1%)
Total	4,893,236	5,242,249	(349,013)	(6.7%)
NAS NET LOSSES
Residential	(216,958)	(287,885)	70,927	24.6%
Business	(132,055)	(114,805)	(17,250)	(15.0%)
Total	(349,013)	(402,690)	53,677	13.3%

62 BCE Inc. 2014 ANNUAL REPORT
	MD&A	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	5

NAS net losses improved 13.3%, or by 53,677 lines, in 2014, reflecting fewer residential NAS losses, offset in part by higher business access line losses.

Residential NAS net losses were 24.6%, or 70,927 lines, fewer in 2014 than in 2013. The year-over-year improvement reflected the pull-through impact of our Fibe TV service bundle offers, as well as reduced rate of residential NAS turnover in our Fibe TV service areas that reflect the operational benefit of continued IPTV footprint expansion in helping to drive greater NAS customer retention through the acquisition of three-product households. The improvements in residential NAS net losses were moderated by ongoing wireless and Internet-based technology substitution for local services.

Business NAS net losses increased 15.0% or by 17,250 lines in 2014 compared to 2013. The year-over-year increase was the result of higher deactivations among large business market customers due to ongoing customer conversion of voice lines to IP-based and wireless services, the deactivation of excess dial-up ports given the customer shift to high-speed fibre Internet access from older technologies, and the removal of a greater number of public payphones. Additionally, the relatively low level of new business formation and employment growth in the economy has resulted in continued soft demand for new access line installations.

The annualized rate of NAS erosion in our customer base decreased to 6.7% in 2014 from 7.1% in 2013, reflecting improvements in the rate of erosion for residential NAS as a result of fewer line losses. At December 31, 2014, we had 4,893,236 NAS lines, compared to 5,242,249 at the end of 2013.

Competitive landscape and industry trends

COMPETITIVE LANDSCAPE

The financial performance of the overall Canadian wireline telecommunications market in recent years has been impacted by continued declines in legacy voice service revenues resulting from technological substitution to wireless and OTT services, as well as by ongoing conversion to IP-based data services and networks by large business customers. Aggressive competition from cable companies also continues to erode traditional telephone providers’ market share of residential local telephony. Canada’s four largest cable companies had nearly 4.3 million telephony subscribers at the end of 2014, representing a national residential market share of 43%, up two percentage points from 2013.

Competition for residential local and long distance services comes primarily from substitution to wireless services, including our own Bell Mobility and Virgin Mobile offerings. Approximately 25% of households in Ontario and Québec are estimated to be wireless only.

In 2014, cable companies continued to increase the speeds of their Internet offerings while promoting aggressive customer acquisition offers. At the end of the year, the four largest cable companies had 6.1 million Internet subscribers, representing 55% of the total Internet market, while incumbent local exchange carriers (ILECs) held the remaining 45% or 5.0 million subscribers. Although the residential Internet market is maturing, with approximately 81% penetration across Canada, subscriber growth is expected to continue over the next several years.

ILECs offering IPTV service grew their subscriber base by 24% in 2014 to 2.0 million customers driven by expanded network coverage, enhanced service offerings, and marketing and promotions focused on IPTV. This growth came at the expense of Canada’s four largest cable companies, which saw their TV market share in 2014 decline two percentage points to 59%.

Competitors

Cable TV providers offering cable TV, Internet and cable telephony services, including:

  Rogers in Ontario
  Vidéotron in Québec
  Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco) in Ontario and Québec
  Shaw Communications Inc. (Shaw) in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario
  Shaw Direct, providing DTH satellite TV service nationwide
  EastLink in every province except Saskatchewan, where it does not provide cable TV and Internet service

ILECs TELUS and MTS provide local, long distance and IPTV services in various regions, as well as wholesale products and services across Canada.

Various others (such as Vonage Canada (a division of Vonage Holdings Corp.) (Vonage) and Primus) that offer resale or Voice over Internet Protocol (VoIP)-based local, long distance and Internet services.

OTT voice and video services such as Skype, Netflix and iTunes.

Digital media streaming devices such as Apple TV and Roku.

Business voice and data services:

  Other Canadian ILECs and cable TV operators

Substitution to wireless services, including those offered by Bell

ICT solutions:

  Systems integrators such as CGI Group Inc., EDS (a division of HP Enterprise Services) and IBM
  Outsourcers and professional service firms

Wholesale competitors include cable operators, domestic CLECs, U.S. or other international carriers for certain services, and electrical utility-based telecommunications providers.

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INDUSTRY TRENDS

INVESTMENT IN BROADBAND FIBRE DEPLOYMENT

In recent years, ILECs have made substantial investments in deploying FTTN and FTTH within their territories. These investments have enabled the delivery of IPTV service in order to better compete with cable TV offerings in urban areas. IPTV is considered a superior video product to traditional cable TV, given innovative features such as a next-generation user interface, wireless receivers and Restart, which enables customers to rewind and watch TV shows already in progress from the beginning. FTTN enables speeds of up to 25 Mbps, which can be doubled to 50 Mbps with pair bonding, while FTTH delivers broadband speeds of up to 175 Mbps, higher than any other technology. Going forward, ILECs are expected to maintain high levels of capital spending, primarily for the ongoing expansion of their broadband fibre networks, with an increasing emphasis on FTTH deployment.

WIRELESS SUBSTITUTION

Wireless substitution is the most significant driver of residential NAS losses and voice revenue declines for telecommunication companies. Wireless-only households were estimated to represent approximately 25% of households in Canada at the end of 2014, compared to approximately 44% in the U.S. Wireless substitution has been increasing at a faster rate in the U.S. than in Canada, due to structural differences as well as economic disparities. To mitigate the impact of wireless substitution, wireline service providers have been packaging voice services with Internet and TV and offering discounted triple-play bundles. Wireless substitution is expected to continue to steadily increase in 2015.

ALTERNATIVE TV SERVICES

The growing popularity of watching TV anywhere is expected to continue as customers adopt services that enable them to view content on multiple screens, including computers, smartphones and tablets, as well as on their TVs. OTT content providers are competing for share of viewership. To date, these OTT services have largely complemented existing TV services. However, to mitigate the threat of video substitution, TV and Internet service providers have launched customer-authenticated on-demand TV streaming services that provide programming content over mobile and Wi-Fi networks to smartphones, tablets and computers. Additionally, sports and live event programming are important differentiators for traditional TV providers as they face increasing competition from OTT content providers. As OTT offers become more compelling and consumers demand greater flexibility in choosing the content most relevant to them, the disconnection of and reduction in spending for traditional TV continues to rise. While this trend is increasing, it is anticipated that growth in Internet subscriptions and Internet-only households will help to offset the decline in TV as OTT video increases the value proposition of broadband.

BUSINESS CUSTOMER ADOPTION OF IP-BASED SERVICES

The convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape competitive investments for business customers. Telecommunications companies are providing professional and managed services, as well as other IT services and support, while IT service providers are bundling network connectivity with their software as service offerings. In addition, manufacturers continue to bring all-IP and converged (IP plus legacy) equipment to market, enabling ongoing migration to IP-based solutions. The development of IP-based platforms, which provide combined IP voice, data and video solutions, creates potential cost efficiencies that compensate, in part, for reduced margins resulting from the continuing shift from legacy to IP-based services. The evolution of IT has created significant opportunities for Bell Business Markets, such as cloud services and data hosting, that can have greater business impact than traditional telecommunications services.

64 BCE Inc. 2014 ANNUAL REPORT
	MD&A	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	5

Business outlook and assumptions

2015 OUTLOOK

We expect positive full-year revenue and Adjusted EBITDA growth for our Bell Wireline segment in 2015. This is predicated on continued year-over-year improvement in residential wireline net activations, as we leverage our growing IPTV footprint to drive greater three-product household penetration, higher broadband and TV market share, as well as fewer residential NAS customer losses attributable to targeted retention and service bundle offers as well as a continued high pull-through rate from Bell’s Fibe TV and Bell Aliant’s FibreOP TV services.

Increased TV net subscriber acquisition is expected through higher projected customer adoption of Fibe TV as we further extend our IPTV broadband fibre footprint, primarily in areas of Ontario and Québec. We also intend to seek greater penetration within the multiple-dwelling units (MDU) market and capitalize on our extensive retail distribution network and to leverage our market leadership position in high-definition (HD) programming and on-demand streaming services to drive incremental subscriber growth and higher revenue per customer.

Internet subscriber acquisition is expected to improve in 2015 through increased fibre coverage as we leverage the speed and reliability of our broadband Internet network to drive greater IPTV expansion and Internet attach rates. This is expected to have an associated positive impact on ARPU growth and customer churn.

Residential wireline revenues in 2015 are also anticipated to benefit from price increases implemented in the previous year, which followed similar pricing actions by our cable competitors, a higher volume of customer promotion expiries, as well as the positive impact of product enhancements to our Fibe TV service.

In our Bell Business Markets unit, leveraging our expanded fibre footprint to grow broadband connectivity and related business data services should moderate economy-related and competitive market challenges, as well as continued customer migration to IP-based systems and lead to a slower rate of decline in this unit’s revenue and Adjusted EBITDA results compared to 2014. We will seek to minimize the overall decline in revenues from legacy voice and data services through ongoing service innovation and product value enhancements. We intend to target marketing initiatives to slow NAS erosion while investing in new solutions in key portfolios such as Internet and private networks, data centre and cloud services, unified communications, and security services. We will continue to deliver network-centric managed and professional services solutions to large business and public sector clients that increase the value of connectivity services. We expect to experience continued competitive intensity in our small and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment. We also intend to introduce service offerings that help drive innovative solutions and value for our small and mid-sized customers by leveraging Bell’s network assets, broadband fibre expansion and service capabilities to expand our relationships with them. We will maintain a focus on overall profitability by seeking to increase revenue per customer and customer retention, as well as through improving our processes to achieve further operating efficiencies and productivity gains.

Operating cost reduction will continue to be a key focus, helping to offset costs related to growth in IPTV and Internet subscribers, the ongoing erosion of high-margin wireline voice revenues and other legacy revenues, as well as competitive repricing pressures in our business and wholesale markets. This, combined with further service-level improvements and operating synergies from the integration of Bell Aliant within the Bell Wireline segment, is expected to support our objective of maintaining our consolidated Adjusted EBITDA margin stable year over year.

We also aim to continue investing significantly in broadband infrastructure and fibre expansion and upgrades to support our IPTV and residential Internet services, as well as new business solutions in key portfolios such as Internet and private networks, data centre and cloud services, unified communications and security services. We intend to pursue pricing methods that allow us to cover the capital costs of upgrading the network, providing new services and expanding capacity to meet growing data consumption.

ASSUMPTIONS

  Positive full-year revenue and Adjusted EBITDA growth
  IPTV contributing to TV and broadband Internet market share growth, as well as fewer residential NAS losses, resulting in fewer year-over-year total wireline residential net customer losses and higher penetration of three-product households
  Increasing wireless and Internet-based technological substitution
  Residential services ARPU growth from increased penetration of three-product households, promotion expiries and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Improving year-over-year rate of decline in Bell Business Markets revenue and Adjusted EBITDA
  Continued large business customer migration to IP-based systems
  Ongoing competitive reprice pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment
  New broadband fibre deployment expected to be largely FTTH/fibre-to-the-premise (FTTP)
  Growing consumption of OTT TV services and on-demand streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

BCE Inc. 2014 ANNUAL REPORT 65
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Key growth drivers
  Increasing Fibe TV penetration of IPTV households reached
  Higher market share of industry TV and Internet subscribers
  Greater penetration of three-product households
  Faster pace of economic expansion and employment growth driving increased business customer spending, new business formation and higher demand for connectivity and other professional and managed services
  Expansion of our customer relationships to drive higher revenue per customer
  Ongoing service innovation and product value enhancements
  Improved customer retention

Principal business risks

This section discusses certain principal business risks which specifically affect the Bell Wireline segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

AGGRESSIVE COMPETITION

RISK

  The intensity of competitive activity from incumbent operators, cable companies, non-traditional players and wholesalers

IMPACT

  Aggressive offers could lead to higher churn, increased retention expenses and use of promotional competitive offers to keep customers, all of which would put pressure on Bell Wireline’s Adjusted EBITDA

REGULATORY ENVIRONMENT

RISK

  Regulatory review of wholesale services framework

IMPACT

  The potential for mandating new high-speed services such as FTTP could improve the business position of our competitors and negatively impact the financial performance of our wireline business and our incentives to invest

TV SUBSCRIBERS PENETRATION

RISK

  The traditional TV viewing model (i.e., subscription for bundled channels) is challenged by an increasing number of viewing options available in the market offered by traditional, non-traditional and global players, as well as by the potential regulatory requirement to sell unbundled channels

IMPACT

  TV subscribers and penetration could decline as a result of broadcasting distribution undertakings’ (BDUs) offerings and an increasing number of domestic and global unregulated OTT providers

  BDUs may offer smaller and/or less expensive packaging options to attract subscribers

  The proliferation of IP-based products, including OTT content offerings, may accelerate the disconnection of TV services or the reduction of TV spending

66 BCE Inc. 2014 ANNUAL REPORT
	MD&A	BUSINESS SEGMENT ANALYSIS BELL MEDIA	5

5.3 Bell Media

Bell Media delivered consistently strong ratings across its TV and radio properties in 2014, while generating higher revenues, Adjusted EBITDA and cash flow that reflected the financial contribution from the acquisition of Astral.

Key elements of relevant strategic imperatives

EXPAND MEDIA LEADERSHIP

2014 PROGRESS

  Maintained CTV’s #1 ranking as the most-watched network in Canada for the 13th year in a row, and continued to lead with a majority of the Top 20 programs nationally in all key demographics
  Expanded TSN, Canada’s sports leader and the leading specialty TV network in the country, from two to five national feeds, fully leveraging Bell Media’s unparalleled portfolio of premium sports programming
  In December 2014, Bell Media concluded a multi-year broadcast rights agreement with UEFA, making TSN and RDS the primary Canadian broadcasters of the crown jewels of club soccer – the UEFA Champions League and UEFA Europa League – beginning in 2015
  Concluded a multi-year agreement with the Formula One group, providing TSN and RDS with exclusive multi-platform media rights to all Grand Prix races through to 2019
  Concluded a comprehensive media rights agreement with the United States Golf Association for exclusive Canadian coverage of the U.S. Open on TSN and RDS through to 2022
  Launched CraveTV SVOD TV streaming service, offering the largest collection of premium content in one place on STBs, mobile devices and online
  Acquired the exclusive Canadian multi-platform rights, including SVOD, to HBO’s off-air catalogue of TV programming, complementing a multi-year, multi-platform agreement that will see HBO Canada exclusively deliver the entire past-season library of every HBO-scripted series currently on air
  Expanded TV Everywhere offerings with the launch of TSN GO and Super Écran GO

2015 FOCUS

  Maintain strong audience levels and ratings across all TV and radio properties
  Reinforce industry leadership in conventional TV, pay TV, sports media and radio
  Grow viewership and scale of new CraveTV on-demand TV streaming service
  Develop in-house production and content creation for distribution and use across all platforms and screens
  Expand live and on-demand content through TV Everywhere services
  Grow French media properties
  Leverage cross-platform and integrated sales and sponsorship
  In support of the above focus areas, in January 2015, Bell Media concluded a long-term content licensing and trademark agreement to bring the Showtime brand to Canada for the first time

ACHIEVE A COMPETITIVE COST STRUCTURE

2014 PROGRESS

  Realized fully the cost synergies from the integration of Astral into Bell Media

2015 FOCUS

  Continue to drive cost efficiencies to help partially offset revenue and content cost pressures

BCE Inc. 2014 ANNUAL REPORT 67
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Financial performance analysis

2014 PERFORMANCE HIGHLIGHTS

BELL MEDIA REVENUES
(IN $ MILLIONS)

$2,557
$2,937
+14.9%
2013
2014

BELL MEDIA ADJUSTED EBITDA
(IN $ MILLIONS)

$683
$734
+7.5%
2013
2014

CTV IS THE MOST-WATCHED CANADIAN TV NETWORK

13 of top 20 programs

NATIONALLY AMONG TOTAL VIEWERS

2013/14 BROADCAST YEAR

BELL MEDIA REVENUE MIX
(PRODUCT)

4%
29%
2013
67%
3%
30%
2014
67%
Advertising
Subscriber
Other
Advertising
Subscriber
Other

BELL MEDIA REVENUE MIX
(LINE OF BUSINESS)

2%
12%
2013
86%
4%
15%
2014
81%
TV
Radio
Out-of-Home
TV
Radio
Out-of-Home

BELL MEDIA RESULTS

REVENUES

	2014	2013	$ CHANGE	% CHANGE
Total external revenues	2,642	2,342	300	12.8%
Inter-segment revenues	295	215	80	37.2%
Total Bell Media revenues	2,937	2,557	380	14.9%

Bell Media revenues grew 14.9% in 2014, due primarily to the acquisition of Astral on July 5, 2013, which contributed to growth in overall advertising and subscriber fee revenues in the first half of the year.

Advertising revenues in 2014, excluding Astral, decreased year-over-year, despite growth in full-day audience levels reflecting:

  General market softness
  A shift in advertising dollars to the main broadcaster of the Sochi 2014 Winter Olympic Games and 2014 FIFA World Cup Soccer
  Increased spending for online services
  Lower digital advertising revenues due to continued shift of advertising dollars to global players like Google and Facebook

Despite the above pressures, revenues increased year-over-year in our specialty sports services, TSN and RDS, due to the strength of our programming as well as our OOH business from both strategic acquisitions and organic growth.

Subscriber fee revenues in 2014, excluding Astral, increased compared to last year, due to the flow-through of market-based rate increases for Bell Media’s specialty services, and higher revenues generated from our new TV Everywhere GO products. This was offset partly by the recognition of retroactive subscriber fee revenues in 2013 with certain BDUs that did not recur this year and the loss of revenue from services that ceased operations in 2014 (regional hockey feeds and Viewers Choice).

Additionally, Bell Media year-over-year revenues were unfavourably impacted by the recognition in Q4 2013 of retroactive revenues relating to retransmission royalties.

68 BCE Inc. 2014 ANNUAL REPORT
	MD&A	BUSINESS SEGMENT ANALYSIS BELL MEDIA	5

OPERATING COSTS AND ADJUSTED EBITDA

	2014	2013	$ CHANGE	% CHANGE
Operating costs	(2,203)	(1,874)	(329)	(17.6%)
Adjusted EBITDA	734	683	51	7.5%
Adjusted EBITDA margin	25.0%	26.7%		(1.7%)

Bell Media operating costs were up 17.6% in 2014 compared to last year mainly as a result of the acquisition of Astral combined with increased costs for sports broadcast rights and higher costs associated with our new TV Everywhere GO products. Partly offsetting the increase were cost synergies realized in 2014 from the integration of Astral into Bell Media and lower costs associated with the discontinuance of the Viewer’s Choice channel.

Bell Media Adjusted EBITDA increased 7.5% in 2014, mainly due to the contribution from the Astral acquisition, offset in part by higher year-over-year TV content expenses, particularly for sports broadcast rights.

BELL MEDIA OPERATING METRICS

  Achieved industry-leading revenue market share driven by Bell Media’s leadership in Canadian and international news, sports and entertainment programming
  Broadcasted all 4 of the top 4 programs among viewers aged 25 to 54 for the first 12 weeks of the 2014 Fall season
  Maintained leading position in Québec as Bell Media’s properties reached an average of 83% of the French-language population weekly
  Remained Canada’s top radio broadcaster, reaching 17.4 million listeners who spend 84 million hours tuned in each week
  Ranked first in digital media among all Canadian broadcast and video network competitors, and 7th among all online properties in the country, with monthly averages of 16.4 million visitors, 3.3 million viewers, 340 million page views, 125 million visits and 85 million videos
  Astral Out-of-Home is one of Canada’s leading OOH advertising companies with over 9,500 advertising faces strategically located in the markets of Québec, Ontario, Alberta and British Columbia

Competitive landscape and industry trends

COMPETITIVE LANDSCAPE

The Canadian media industry is highly competitive, with competitors having significant scale and financial resources. In recent years, there has been increased consolidation of traditional media assets across the Canadian media landscape. The majority of players have become more vertically integrated to better enable the acquisition and monetization of premium content.

Bell Media competes in the TV, radio and OOH advertising markets:

  TV: The TV market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available to consumers
  Radio: Competition within the radio broadcasting industry occurs primarily in discrete local market areas among individual stations
  OOH: The Canadian OOH advertising industry is fragmented, consisting of a few large companies as well as numerous smaller and local companies operating in a few local markets

Consumers have also been shifting their media consumption towards digital media, mobile devices and on-demand content. This has caused new business models to emerge and advertisers to shift portions of their spending to digital platforms.

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Competitors

TV

  Conventional Canadian TV stations (local and distant signals) and specialty and pay channels, such as those owned by Shaw, Corus Entertainment Inc. (Corus), Rogers, Québecor Media Inc. (Québecor), Canadian Broadcasting Corporation (CBC)/Société Radio-Canada (SRC) and Groupe V
  U.S. conventional TV stations and specialty channels
  OTT providers such as Netflix and Apple

Radio

  Large radio operators, such as Rogers, Corus, Cogeco and Newcap Inc. (Newcap) that also own and operate radio station clusters in various local markets
  Radio stations in specific local markets
  Satellite radio provider SiriusXM
  Newer technologies such as online music streaming services, music downloading, portable devices that store and play digital music and online music streaming service
  Other media such as newspapers, local weeklies, local TV, magazines, TV, outdoor advertising and the Internet

OOH Advertising

  Large outdoor advertisers, such as Jim Pattison Broadcast Group (Pattison), Outfront Media, Cieslok Media (Cieslok), Québecor and Dynamic
  Numerous smaller and local companies operating a limited number of display faces in a few local markets
  Other media such as TV, radio, print media and the Internet

INDUSTRY TRENDS

TECHNOLOGY AND CONSUMER HABITS TRANSFORMING THE WAY TV IS DELIVERED

Technology used in the media industry continues to evolve rapidly, which has led to alternative methods for the distribution, storage and consumption of content. These technological developments have driven and reinforced changes in consumer behaviour as consumers seek more control over when, where and how they consume content. For example, consumer electronics innovations have enabled consumers to view content on TVs, computers, tablets, smartphones and other mobile electronic devices. The number of Canadian users who are connected to the Internet through their TVs is growing as connection becomes easier and more affordable. Changes in technology and consumer behaviour have resulted in a number of challenges for content aggregators and distributors. The technological developments may disrupt traditional distribution platforms by enabling content owners to provide content directly to distributors and consumers, thus bypassing traditional content aggregators.

GROWTH OF ALTERNATIVES TO TRADITIONAL LINEAR TV

Consumers now have improved access to online entertainment and information alternatives that did not exist a few years ago. While traditional linear TV was the only way to access consumer primetime programming in the past, many people today watch TV in non-traditional ways for at least a portion of their viewing. In particular, today’s viewers are consuming more content online, watching less scheduled programming live, time-shifting original broadcasts through PVRs, viewing more TV on mobile devices, and catching up on past programming on demand. In addition, many consumers are spending considerable time with online alternatives to traditional TV. This is evident in the growing popularity of OTT video services like Netflix. To date, these OTT services have largely complemented existing TV services. Media companies are evolving their content and launching their own solutions to better compete with these non-traditional offerings through services such as Bell Media’s CraveTV on-demand TV streaming service and authenticated TV Everywhere services such as CTV GO, TSN GO and TMN GO.

ESCALATING CONTENT COSTS AND SHIFTS IN ADVERTISING

Viewership and usage trends suggest that online and mobile Internet video consumption is increasing rapidly. Changing content consumption patterns and growth of alternative content providers could exert downward pressure on rates and advertising revenues for traditional media broadcasters. However, live sports and special events should continue to draw audiences and advertisers, which is expected to result in pricing pressure on future broadcasting rights. Additionally, while access to premium content has become increasingly important to media companies in attracting viewers and advertisers, there is now increased competition for these rights. This has resulted in higher TV program rights costs, which is a trend that is expected to continue into the future.

(1)	Broadcast year-end at August 31, 2014, 2+ age category, Fall 2014 for radio

70 BCE Inc. 2014 ANNUAL REPORT
	MD&A	BUSINESS SEGMENT ANALYSIS BELL MEDIA	5

Business outlook and assumptions

2015 OUTLOOK

Bell Media’s financial results in 2015 are expected to be impacted by increases in programming costs (including higher costs related to sports broadcast rights), investments in new initiatives such as CraveTV and higher regulatory Canadian content spending. CraveTV is designed to complement existing TV offerings as an additive service featuring exclusive premium programming and, therefore, distribution of the product will be through licensed BDUs. Management will focus on increasing the distribution of the CraveTV product in 2015. The impact on cash flow from escalating costs to secure TV programming and investment in new media service initiatives should be partly mitigated by lower year-over-year capital expenditures. We will also continue to carefully manage costs by leveraging assets, achieving productivity gains and pursuing operational efficiencies across all of our properties, while continuing to invest in premium content for all four screens.

While overall advertising markets are expected to remain relatively stable in 2015, we anticipate some advertiser demand to return to Bell Media following a shift in 2014 to the main broadcaster of the Sochi 2014 Winter Olympic Games and 2014 FIFA World Cup Soccer. Subscriber fee revenues are projected to increase, driven by growth in TV Everywhere and scaling of CraveTV, which should help offset expected declines in specialty and pay TV.

In conventional TV, we intend to leverage the strength of our market position to continue offering advertisers, both nationally and locally, premium opportunities to reach their target audiences. Success in this area requires that we focus on a number of factors, including:

  Successfully acquiring highly-rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content on four screens
  Producing and commissioning high-quality Canadian content, including market-leading news, enhancements through investments in HD broadcasting and improvements to our news programming

In sports specialty TV, as evidenced by TSN’s expansion to five national feeds (the TSN multiplex channels), we will aim to continue delivering premium content and exceptional viewing experiences to our viewers. Investment in the integration of our digital platforms will be an integral part of our strategy to further engage viewers. We have secured key hockey and other sports content that is important to Canadians. 2015 represents the first full year under a number of programming agreements entered into in 2014, as well as the first full year with the impact of the TSN multiplex channels, both of which will drive year-over-year cost increases and rate increases due to escalations in existing BDU contracts. We also intend to continue creating innovative high-quality productions in the areas of sports news and editorial coverage.

In non-sports specialty and pay TV, audiences and advertising revenues are expected to be driven by investment in quality programming and production. The agreement entered into with Home Box Office (HBO) in 2014, which secures the exclusive Canadian multi-platform rights to HBO’s off-air catalogue, is one example of our continuing investment in premium content. Additionally, we will continue to develop key brand partnership initiatives on our existing services and we intend to continue strengthening our pay TV offerings.

Our English-language specialty services will attempt to capitalize on Space, Bravo and Discovery’s leading position in the market, and we will focus on rebuilding audiences and revitalizing the brands and content of our TV services that appeal to younger viewers.

In our French-language pay and specialty services, we will optimize the CRTC tangible benefits in order to maximize quality content on screen and deploy such content on authenticated multi platforms. We will leverage our newly-launched Canal D Investigation channel that features reality documentaries and crime dramas as well as Super Écran’s new original fiction series.

In radio, we intend to leverage the strength of our market position to continue offering advertisers, both nationally and locally, premium opportunities to reach their target audiences. Additionally, in conjunction with local TV assets, we will pursue opportunities that can leverage our promotional capabilities, provide an expanded platform for content sharing, and offer synergistic colocation and efficiencies where practical.

In our OOH operations, we plan to leverage the strength of our products to provide advertisers with premium opportunities in Toronto and Montréal, as well as in certain Western markets. We will also continue to seek new opportunities in digital markets, including leveraging acquisitions made in 2014.

ASSUMPTIONS

  Lower year-over-year Adjusted EBITDA and margin, due to escalating costs to secure TV programming, including rising sports-rights costs and market rates for specialty content, CraveTV investment, higher regulatory Canadian content spending, the expiry of certain CRTC benefits as well as the completion of the Local Programming Improvement Fund
  Ability to successfully acquire highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content on all four screens
  Successful scaling of CraveTV
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

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Key growth drivers
  Stronger economic growth that drives increased advertiser demand and spending, particularly in the key automotive, entertainment equipment, telecommunications and consumer goods sectors
  Higher audience levels from strong ratings maintained across all TV and radio properties, as well as from securing multi-platform rights
  Investing in the best content, including more in-house productions

Principal business risks

This section discusses certain principal business risks which specifically affect the Bell Media segment. For a detailed description of the principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

AGGRESSIVE COMPETITION

RISK

  The intensity of competitive activity from traditional TV services, as well as from new technologies and alternative distribution platforms such as unregulated OTT content offerings, video on demand, personal video platforms and video services over mobile devices and the Internet, all challenge Bell Media’s traditional revenue streams

IMPACT

  The level of competitive activity could have an adverse impact on the level of audience acceptance for Bell Media’s TV services

ADVERTISING REVENUE UNCERTAINTY

RISK

  Advertising is heavily dependent on economic conditions and viewership

IMPACT

  Economic uncertainty reduces advertisers’ spending

  Increased fragmentation of the advertising market, given the increasing adoption of new technologies and alternative distribution platforms, increases Bell Media’s risk of losing advertising revenue

RISING CONTENT COSTS AND ABILITY TO SECURE KEY CONTENT

RISK

  Rising content costs and the ability to secure key content to drive revenues and subscriber growth going forward

IMPACT

  Rising programming costs, as an increasing number of domestic and global competitors compete for the same content, could require us to incur unplanned expenses which could result in negative pressure on Adjusted EBITDA

  Our inability to acquire popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

72 BCE Inc. 2014 ANNUAL REPORT
	MD&A	BUSINESS SEGMENT ANALYSIS BELL ALIANT	5

5.4 Bell Aliant

Bell Aliant’s expanded FTTH network drove strong Internet and IPTV subscriber growth in 2014, helping to offset continued customer declines in its traditional voice business. The Privatization of Bell Aliant simplifies BCE’s corporate structure, while providing increased broadband scale with over 1.4 million combined Internet, TV and wireless customers and strong annualized Free Cash Flow accretion.

Key strategic imperative achievements in 2014

  Expanded FTTH network footprint to an additional 211,000 homes and businesses, bringing total coverage to 1,016,582 customer premises in communities across Atlantic Canada, Ontario and Québec
  Enhanced TV offerings through various initiatives:
    Added 29 new HD channels, bringing the total number of HD channels to 160
    Launched the CTV GO, TMN GO and TSN GO apps, enabling TV customers to stream content on their tablets, computers and smartphones
    Launched the FibreOP Remote app, which allows customers to use their smartphone or tablet as a remote to browse and surf the guide, search for programs and set up recordings while on the go
    Launched CraveTV subscription on-demand TV streaming service, offering a large collection of premium TV content
  Enhanced Internet offerings with the introduction of a wireless extender to FibreOP customers, ensuring they have the best wireless coverage throughout their home
  Increased FibreOP Internet download speeds by at least 50%
  Began construction of a new data centre in Saint John, New Brunswick, which will provide the capacity to meet the demands of Bell Aliant’s expanding ICT sector customers and securing Bell Aliant’s position as the leading provider of data services in Atlantic Canada
  Acquired O.N.TEL Inc. (Ontera), a full-service telecom company operating in Northeastern Ontario. Ontera’s network runs adjacent to Bell Aliant’s and includes 2,200 kilometres of fibre, which is expected to provide the opportunity for synergies

Financial performance analysis

2014 PERFORMANCE HIGHLIGHTS

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5	BUSINESS SEGMENT ANALYSIS BELL ALIANT	MD&A

BELL ALIANT RESULTS

REVENUES

	2014	2013	$ CHANGE	% CHANGE
Data	994	887	107	12.1%
Local and access	1,056	1,109	(53)	(4.8%)
Long distance	254	286	(32)	(11.2%)
Wireless	99	97	2	2.1%
Equipment and other	122	131	(9)	(6.9%)
Total external revenues	2,525	2,510	15	0.6%
Inter-segment revenues	232	249	(17)	(6.8%)
Total Bell Aliant revenues	2,757	2,759	(2)	(0.1%)

Bell Aliant operating revenues remained essentially stable in 2014 despite competitive pricing pressures, as growth in data revenues was offset by lower local and access, long distance, and equipment and other revenues.

  Data revenues increased 12.1% in 2014, due to growth in Internet and IPTV services, along with higher IP data services revenue driven by the expansion of Bell Aliant’s next-generation network technology and increased data product sales. The increase in Internet revenues was driven by FibreOP Internet customer growth combined with higher residential high-speed Internet ARPU attributable to increased customer adoption of higher bandwidth plans and price increases. Higher IPTV service revenues reflected growth in Bell Aliant’s FibreOP TV customer base and the expiry of pricing offers.
  Local and access revenues decreased 4.8% in 2014 as a result of the continued erosion in Bell Aliant’s NAS customer base due to the effect of aggressive discounting of bundled services by cable competitors, and continued migration of customers to wireless and IP-based solutions
  Long distance revenues were down 11.2% in 2014, due to a lower NAS base, substitution of traditional wireline service with e-mail, wireless calling and VoIP services, as well as customer migration from per-minute plans to fixed rate plans
  Wireless revenues were up 2.1% in 2014 as a result of a higher wireless postpaid customer base
  Equipment and other revenues declined 6.9% in 2014, driven by the loss of revenue generated by a contact centre subsidiary which ceased operations in late 2013, as well as lower volume of custom work

OPERATING COSTS AND ADJUSTED EBITDA

	2014	2013	$ CHANGE	% CHANGE
Operating costs	(1,520)	(1,487)	(33)	(2.2%)
Adjusted EBITDA	1,237	1,272	(35)	(2.8%)
Adjusted EBITDA margin	44.9%	46.1%		(1.2%)

Bell Aliant operating costs increased 2.2% in 2014, reflecting higher IPTV content costs, increased customer service-related costs to support a growing FibreOP subscriber base, and greater advertising expenses. This was offset in part by negotiated reductions in payments to other carriers, lower labour costs from ongoing workforce restructuring, and lower post-employment benefit plans service cost.

Bell Aliant Adjusted EBITDA decreased 2.8% in 2014, mainly as a result of higher operating costs. Adjusted EBITDA margin declined to 44.9% in 2014 from 46.1% last year, as the impact from continued declines in higher-margin voice revenues was not fully offset by growth in lower-margin data service revenues.

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	MD&A	BUSINESS SEGMENT ANALYSIS BELL ALIANT	5

BELL ALIANT OPERATING METRICS

	2014	2013	CHANGE	% CHANGE
HIGH-SPEED INTERNET
High-speed Internet net activations	57,444	33,679	23,765	70.6%
High-speed Internet subscribers	1,009,537	952,093	57,444	6.0%
FibreOP Internet customers included in High-speed Internet customers	257,552	183,971	73,581	40.0%
IPTV
Net subscriber activations	54,931	55,063	(132)	(0.2%)
Total subscribers	233,014	178,083	54,931	30.8%
FibreOP TV	218,537	158,044	60,493	38.3%
NAS LINES
Residential	1,372,402	1,462,462	(90,060)	(6.2%)
Business	865,214	890,858	(25,644)	(2.9%)
Total	2,237,616	2,353,320	(115,704)	(4.9%)
NAS NET LOSSES
Residential	(90,060)	(108,737)	18,677	17.2%
Business	(25,644)	(29,313)	3,669	12.5%
Total	(115,704)	(138,050)	22,346	16.2%
WIRELESS
Subscribers	147,926	146,698	1,228	0.8%

High-speed Internet subscriber net activations increased 70.6%, or by 23,765 subscribers, in 2014 to 57,444, reflecting fewer residential customer deactivations due to competitive pricing actions and continued steady demand for FibreOP service bundles, as well as higher wholesale customer activations. At December 31, 2014, Bell Aliant had 1,009,537 high-speed Internet subscribers, up 6.0% from 952,093 subscribers at the end of 2013.

IPTV net activations of 54,931 subscribers decreased 0.2% in 2014 as a result of slower growth in the Atlantic region due to a more mature footprint, partly offset by new footprint expansion in Québec and Ontario. At December 31, 2014, Bell Aliant had 233,014 IPTV customers, which included 218,537 FibreOP TV customers, compared to 178,083 IPTV customers at the end of 2013, which included 158,044 FibreOP TV customers.

NAS net losses improved 16.2%, or by 22,346 customers, in 2014 as a result of fewer customer deactivations in residential FibreOP markets due to competitive pricing actions, and higher residential activations from winbacks related to the launch of FibreOP in new markets. These results were achieved despite customer losses as a result of sustained competitive intensity from cable providers and continued customer substitution to wireless and IP-based solutions. At December 31, 2014, Bell Aliant had 2,237,616 NAS lines, representing a 4.9% decline compared to 2,353,320 NAS lines at the end of 2013.

Wireless customers totalled 147,926 at December 31, 2014, representing a 0.8% increase since the end of 2013.

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5	BUSINESS SEGMENT ANALYSIS BELL ALIANT	MD&A

Competitive landscape and industry trends

COMPETITIVE LANDSCAPE

Cable companies are the most significant competitive threat to Bell Aliant. At the end of 2014, Bell Aliant’s competitive footprint overlap with cable companies was approximately 76.5% of residential households in its markets, representing a 0.7 percentage point increase from 2013. In addition, the rapid development of new technologies, services and products has facilitated the entry of other competitors into Bell Aliant’s markets, enabling these competitors to offer their customers an alternative to traditional voice services through wireless and IP-based technologies. Bell Aliant actively employs marketing strategies to remain competitive in all of its operating markets and continues to innovate and develop new and enhanced services to meet the communication needs of its customers.

Competition for residential local and long distance services also comes from substitution of wireless services, including Bell Mobility and Virgin Mobile wireless offerings.

Competitors

Cable TV providers offer cable TV, Internet and cable telephony services, including:

  EastLink in Atlantic Canada and rural Ontario
  Rogers in Newfoundland and Labrador, New Brunswick and Ontario
  Vidéotron in rural Québec
  Cogeco in rural Québec
  Shaw in rural Ontario
  Shaw Direct, providing DTH satellite TV service nationwide
  Some smaller private cable companies in rural communities

Various other companies, such as Vonage and Primus, that offer resale or VoIP-based local, long distance and Internet services.

OTT voice and video services such as Skype, Netflix and iTunes.

Digital media streaming devices such as Apple TV and Roku.

Market Facts

  There are 2.5 million households in Bell Aliant’s territory, which includes Atlantic Canada and rural Ontario and Québec
  Approximately 77% of the households in its territory have a cable telephony alternative
  Over 85% of the households in its territory have access to Bell Aliant’s high-speed Internet services; Internet penetration is estimated to be between 70% to 75% across its territories

Beginning January 1, 2015, the results of operations of Bell Aliant are included within our Bell Wireless and Bell Wireline segments, with prior periods restated for comparative purposes. As a result, no discussion relating to Industry trends, Business outlook and assumptions, Key growth drivers or Principal business risks is being provided for Bell Aliant. For a discussion concerning these items, refer to sections 5.1, Bell Wireless and 5.2, Bell Wireline in this MD&A.

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	MD&A	FINANCIAL AND CAPITAL MANAGEMENT	6

6 FINANCIAL AND CAPITAL MANAGEMENT

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

6.1 Net Debt (1)

	DECEMBER 31, 2014	DECEMBER 31, 2013	$ CHANGE	% CHANGE
Debt due within one year(2)	3,743	2,571	1,172	45.6%
Long-term debt	16,355	16,341	14	0.1%
Preferred shares(3)	2,002	1,698	304	17.9%
Cash and cash equivalents	(566)	(335)	(231)	(69.0%)
Net Debt	21,534	20,275	1,259	6.2%

(1)	Net Debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net Debt in this MD&A for more details.
(2)	Includes bank advances, notes payable and loans secured by trade receivables.
(3)	50% of outstanding preferred shares of $4,004 million and $3,395 million in 2014 and 2013, respectively, are classified as debt as it is consistent with the treatment by some credit rating agencies.

The increase of $1,186 million in debt due within one year and long-term debt was due to:

  The issuance of MTN debentures at Bell Canada with a total principal amount of $1.25 billion and of MTNs at Bell Aliant with a total principal amount of $150 million
  An increase in our notes payable and bank advances (net of repayments) of $469 million

Partly offset by:

  $350 million early debt redemption of MTNs at Bell Aliant
  $300 million repayment of CTV Specialty Television Inc. (CTV Specialty) notes on February 18, 2014
  $33 million net repayments of finance leases and other debt

The increase in preferred shares was due to the issuance of BCE Cumulative Redeemable First Preferred Shares, Series AM, Series AO and Series AQ, for a total value of $609 million, as a result of the Preferred Share Exchange. See section 1.3, Key corporate developments – Bell Aliant Privatization and note exchange.

The increase in cash and cash equivalents of $231 million was due to:

  $2,744 million of Free Cash Flow
  $784 million net issuance of debt instruments
  $720 million total proceeds from BCE’s divestitures of TV services and radio stations

Partly offset by:

  $1,893 million dividends paid on common shares
  $989 million cash consideration paid in connection with the Privatization of Bell Aliant
  $566 million payment for the acquisition of 700 MHz wireless spectrum assets
  $350 million voluntary DB pension plan contribution
  $131 million of acquisition costs paid due mainly to CRTC tangible benefit payment requirements and Privatization costs

6.2 Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES
Outstanding, January 1, 2014	775,892,556
Shares issued for the Privatization of Bell Aliant	60,879,365
Shares issued under employee stock option plan	1,372,006
Shares issued under employee savings plan (ESP)	2,186,426
Outstanding, December 31, 2014	840,330,353

		WEIGHTED AVERAGE
STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	EXERCISE PRICE ($)
Outstanding, January 1, 2014	7,870,231	40
Granted	2,915,361	48
Exercised(1)	(1,372,006)	36
Forfeited	(135,396)	44
Outstanding, December 31, 2014	9,278,190	43
Exercisable, December 31, 2014	865,600	36

(1)	The weighted average share price for options exercised in 2014 was $49.

At March 5, 2015, 841,610,645 common shares and 11,153,196 stock options were outstanding.

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6.3 Cash flows

	2014	2013	$ CHANGE	% CHANGE
Cash flows from operating activities	6,241	6,476	(235)	(3.6%)
Bell Aliant dividends paid to BCE	95	191	(96)	(50.3%)
Capital expenditures	(3,717)	(3,571)	(146)	(4.1%)
Cash dividends paid on preferred shares	(134)	(127)	(7)	(5.5%)
Cash dividends paid by subsidiaries to non-controlling interest	(145)	(283)	138	48.8%
Acquisition costs paid	131	80	51	63.8%
Voluntary defined benefit pension plan contribution	350	–	350	n.m.
Bell Aliant free cash flow	(77)	(195)	118	60.5%
Free cash flow	2,744	2,571	173	6.7%
Bell Aliant free cash flow, excluding dividends paid	(18)	4	(22)	n.m.
Acquisition costs paid	(131)	(80)	(51)	(63.8%)
Voluntary defined benefit pension plan contribution	(350)	–	(350)	n.m.
Business acquisitions	(18)	(2,850)	2,832	99.4%
Business dispositions	720	1	719	n.m.
Acquisition of spectrum licences	(566)	–	(566)	n.m.
Other investing activities	11	19	(8)	(42.1%)
Net issuance of debt instruments	784	2,215	(1,431)	(64.6%)
Reduction in securitized trade receivables	–	(14)	14	n.m.
Early debt redemption costs	(4)	(55)	51	92.7%
Privatization of Bell Aliant	(989)	–	(989)	n.m.
Issue of common shares	49	13	36	n.m.
Issue of equity securities by subsidiaries to non-controlling interest	–	230	(230)	n.m.
Cash dividends paid on common shares	(1,893)	(1,795)	(98)	(5.5%)
Other financing activities	(108)	(53)	(55)	n.m.
Net increase in cash and cash equivalents	231	206	25	12.1%
Free cash flow per share(1)	$3.46	$3.31	$0.15	4.5%

(1)	Free Cash Flow per share is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Free Cash Flow and Free Cash Flow per share in this MD&A for more details.
n.m.: not meaningful

Cash flows from operating activities and Free Cash Flow

In 2014, BCE’s cash flows from operating activities decreased $235 million compared to 2013 as a result of a $350 million voluntary DB pension plan contribution made in 2014 and higher income taxes paid, partly offset by higher Adjusted EBITDA and an improvement in working capital.

Free Cash Flow in 2014 increased $173 million, driven mainly by higher Adjusted EBITDA and an improvement in working capital, partly offset by higher income taxes paid and increased capital expenditures.

Free Cash Flow per share in 2014 was $3.46 per common share, compared to $3.31 per common share in 2013.

78 BCE Inc. 2014 ANNUAL REPORT
	MD&A	FINANCIAL AND CAPITAL MANAGEMENT	6

Capital expenditures

	2014	2013	$ CHANGE	% CHANGE
Bell	3,142	3,001	(141)	(4.7%)
Capital intensity ratio	16.8%	16.6%		(0.2%)
Bell Aliant	575	570	(5)	(0.9%)
Capital intensity ratio	20.9%	20.7%		(0.2%)
BCE	3,717	3,571	(146)	(4.1%)
Capital intensity ratio	17.7%	17.5%		(0.2%)

BCE capital expenditures increased $146 million, or 4.1%, in 2014, reflecting higher spending at both Bell and Bell Aliant. Capital expenditures as a percentage of revenue (capital intensity ratio) for BCE was 17.7% in 2014 compared to 17.5% last year.

Bell capital expenditures were $141 million, or 4.7%, higher in 2014, corresponding to a capital intensity ratio of 16.8%, up 0.2 percentage points over 2013. The year-over-year increase reflected:

  Higher wireline capital expenditures to further expand our Fibe TV service footprint, in order to connect more homes and businesses directly with broadband fibre and to support the execution of business customer contracts
  Increased wireless capital spending for the continued deployment of our 4G LTE network, which reached approximately 86% of the Canadian population at December 31, 2014, as well as ongoing investments to increase network capacity to accommodate increasing data usage and enable higher LTE speeds
  Higher media capital expenditures as a result of the Astral acquisition, and from increasing broadcasting capacity and TV production equipment related to the expansion of TSN from two to five national feeds

Bell Aliant capital expenditures increased a modest $5 million, or 0.9%, corresponding to a capital intensity ratio of 20.9% compared to 20.7% in 2013. The increase in spending was attributable to continued expansion of the broadband fibre network, offset in part by lower capital expenditures for legacy services.

Voluntary DB pension plan contribution

In 2014, we made a voluntary contribution of $350 million to fund our post-employment benefit obligation and aligned the funded status of Bell Aliant’s DB pension plan with the strong solvency position of the Bell Canada plans. The voluntary contribution was funded from cash on hand at the end of 2014 and will reduce the amount of BCE’s future pension obligations.

Business acquisitions

Business acquisitions in 2013 reflect our acquisition of Astral of $2,844 million, net of $32 million of cash acquired.

Business dispositions

In 2014, we completed the sale of certain TV services and radio stations for total cash proceeds of $720 million.

Acquisition of spectrum licences

On April 2, 2014, Bell acquired 700 MHz spectrum licences in every province and territorial market, comprised of 31 licences for $566 million.

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Debt instruments

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of bank facilities, notes payable under commercial paper programs and loans securitized by trade receivables. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt. As at December 31, 2014, all of our debt was denominated in Canadian dollars with the exception of one of our credit facilities and a portion of our commercial paper, which are denominated in U.S. dollars, all of which have been hedged for foreign currency fluctuations through forward currency contracts.

2014

We issued $784 million of debt, net of repayments. This included the issuance of Series M-30 and Series M-31 MTN debentures at Bell Canada with a principal amount of $1.25 billion and MTNs at Bell Aliant with a principal amount of $150 million, as well as $469 million of notes payable and bank advances, partly offset by repayments of financial leases and other debt of $435 million, $350 million of early debt redemption of MTNs at Bell Aliant and $300 million of CTV Specialty notes on February 18, 2014.

2013

We issued $2,215 million of debt, net of repayments. This included the issuance of Series M-26, Series M-27, Series M-28 and Series M-29 MTN debentures at Bell Canada with a total principal amount of $3 billion, $1 billion drawn under Bell Canada’s unsecured committed-term acquisition credit facility to fund a portion of the purchase price of Astral, the issuance of MTNs at Bell Aliant with a total principal amount of $400 million, and an increase in our notes payable and bank advances, net of repayments, of $272 million. This was partly offset by the early debt redemption of Series M-20 MTN debentures at Bell Canada amounting to $1 billion, $440 million of payments under finance leases, $400 million of early debt redemption of Series 3 MTNs at Bell Aliant, $397 million of repayment of debt assumed on the acquisition of Astral, $150 million of early debt redemption of Series EA debentures at Bell Canada and $70 million repayment of Series AA debentures at Bell Aliant.

Privatization of Bell Aliant

In 2014, we paid $989 million in connection with the Privatization of Bell Aliant, representing 25% of the consideration for the acquisition of the outstanding publicly held common shares of Bell Aliant that we did not already own. Refer to section 1.3, Key corporate developments – Bell Aliant Privatization and note exchange, for details on the Privatization.

Issue of equity securities by subsidiaries to NCI

In 2013, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant, issued preferred shares for gross proceeds of $230 million.

Cash dividends paid on common shares

The BCE Board approved increases in the common share dividend in 2014 and 2013. Accordingly, in 2014, the cash dividend paid on a BCE common share increased to $2.47 per common share, compared to a cash dividend of $2.315 per common share in 2013.

6.4 Post-employment benefit plans

For the year ended December 31, 2014, we recorded an increase in our post-employment benefit obligations and a loss, before taxes and NCI, in OCI of $938 million. This was due to a lower actual discount rate of 4.0% at December 31, 2014, compared to 4.9% at December 31, 2013, partly offset by a higher-than-expected return on plan assets.

For the year ended December 31, 2013, we recorded a decrease in our post-employment benefit obligations and a gain, before taxes and NCI, in OCI of $1,416 million. This was due to an increase in the discount rate to 4.9% at December 31, 2013, compared to 4.4% at December 31, 2012, partly offset by a lower-than-expected return on plan assets.

6.5 Privatization of Bell Aliant

The Privatization was accounted for as an equity transaction which increased BCE’s deficit by $2,143 million, BCE’s common shares by $2,928 million and preferred shares by $609 million, and reduced NCI by $877 million and contributed surplus by $1,499 million. Refer to section 1.3, Key corporate developments – Bell Aliant Privatization and note exchange, for details on the Privatization.

80 BCE Inc. 2014 ANNUAL REPORT
	MD&A	FINANCIAL AND CAPITAL MANAGEMENT	6

6.6 Financial risk management

Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks that include credit risk, liquidity risk, foreign currency risk, interest rate risk and equity price risk. These risks are further described in Note 2, Significant accounting policies, Note 9, Other income (expense) and Note 24, Financial and capital management.

The following table outlines our financial risks, how we manage these risks and their financial statement classification.

FINANCIAL RISK	DESCRIPTION OF RISK	MANAGEMENT OF RISK AND FINANCIAL STATEMENT CLASSIFICATION
Credit risk	We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported on the statements of financial position. We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations.

Our trade receivables and allowance for doubtful accounts balances at December 31, 2014 were $3,068 million and $69 million, respectively.

Large and diverse customer base Deal with institutions with investment-grade credit ratings Regularly monitor our credit risk and exposure
Liquidity risk	We are exposed to liquidity risk for financial liabilities. Refer to section 6.8, Liquidity – Contractual obligations, for a maturity analysis of our recognized financial liabilities.	Sufficient cash from operating activities and committed bank facilities to fund our operations and fulfill our obligations as they become due
Currency risk	We are exposed to currency risk related to anticipated transactions and certain foreign currency debt. Refer to the following Fair value section for details on our derivative financial instruments.
  Foreign currency forward contracts and options on our purchase commitments and commercial paper maturing in 2015 to 2017 of $2 billion U.S. ($2.2 billion Canadian) at December 31, 2014, to manage foreign currency risk related to anticipated transactions and foreign currency debt
    For cash flow hedges, changes in the fair value are recognized in OCI, except for any ineffective portion, which is recognized immediately in earnings in Other income (expense). Realized gains and losses in Accumulated OCI are reclassified to Operating costs in the income statements in the same periods as the corresponding hedged items are recognized in earnings
    For economic hedges, changes in the fair value are recognized in Other income (expense)
  Cross currency basis swaps on one of our credit facilities maturing in 2015 of $877 million U.S. ($1 billion Canadian) at December 31, 2014, to hedge foreign currency risk on a portion of our long-term debt due within one year
  Changes in the fair value and the related credit facility are recognized in Other income (expense) in the income statements and offset, unless a portion of the hedging relationship is ineffective

Interest rate risk	We are exposed to risk on the interest rates of our debt and our post-employment benefit plans.
  Interest rate swaps maturing in 2017 with a notional amount of $700 million at December 31, 2014, to hedge interest rate risk on a portion of our long-term debt
    Changes in the fair value and the related long-term debt are recognized in Other income (expense) in the income statements and offset, unless a portion of the hedging relationship is ineffective
  Interest rate locks maturing in 2015 with a notional amount of $500 million at December 31, 2014, to hedge the interest rates on future debt issuance
    Changes in the fair value are recognized in OCI, except for any ineffective portion, which is recognized immediately in earnings in Other income (expense). Realized gains and losses in Accumulated OCI are reclassified to Interest expense in the income statements in the same periods as the interest expense on the debt is recognized in earnings
  For our post-employment benefit plans, the interest rate risk is managed using a liability matching approach which reduces the exposure of the DB plan to a mismatch between investment growth and obligation growth

Equity price risk	We are exposed to risk on our cash flow related to share-based payment plans. Refer to the following Fair value section for details on our derivative financial instruments
  Equity forward contracts with a fair value of $157 million at December 31, 2014, on BCE’s common shares to economically hedge the cash flow exposure related to share-based payment plans
    Changes in fair value are recorded in Other income (expense) in the income statements

.

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Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not the net amounts that would be realized if these instruments were settled.

The carrying values of our cash and cash equivalents, trade and other receivables, assets held for sale, trade payables and accruals, compensation payable, severance and other costs payable, interest payable, notes payable, bank advances and loans secured by trade receivables approximate fair value as they are short term.

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			DECEMBER 31, 2014		DECEMBER 31, 2013
			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE
CRTC tangible benefits obligation	Other current and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	285	289	350	350
CRTC deferral account obligation	Other current and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	174	191	264	283
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	17,723	20,059	17,019	18,714

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

		FAIR VALUE AT DECEMBER 31
			QUOTED PRICES IN
		CARRYING VALUE OF	ACTIVE MARKETS FOR	OBSERVABLE		NON-OBSERVABLE
		ASSET (LIABILITY) AT	IDENTICAL ASSETS	MARKET DATA		MARKET INPUTS
	CLASSIFICATION	DECEMBER 31	(LEVEL 1)	(LEVEL 2)	(1)	(LEVEL 3) (2)
2014
AFS publicly-traded and privately-held investments(3)	Other non-current assets	107	17	–		90
Derivative financial instruments	Other current assets, Trade payables and other liabilities, Other non-current assets and liabilities	276	–	276		–
MLSE financial liability(4)	Other non-current liabilities	(135)	–	–		(135)
Other	Other non-current assets and liabilities	12	–	22		(10)
2013
AFS publicly-traded and privately-held investments	Other non-current assets	91	14	–		77
Derivative financial instruments	Other current assets, Trade payables and other liabilities, Other non-current assets and liabilities	209	–	209		–
MLSE financial liability	Other non-current liabilities	(135)	–	–		(135)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Unrealized gains and losses on AFS financial assets are recorded in OCI and are reclassified to Other income (expense) in the income statements when realized or when an impairment is determined.
(4)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust exercise its put option.

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6.7 Credit ratings

Credit ratings generally address the ability of a company to repay principal and pay interest on debt or dividends on issued and outstanding preferred shares.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available partly depends on the quality of our credit ratings at the time capital is raised. Investment-grade credit ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment-grade. A ratings downgrade could result in adverse consequences for our funding capacity or ability to access the capital markets.

The following table provides BCE’s and Bell Canada’s credit ratings as at March 5, 2015 from S&P, DBRS and Moody’s.

Key credit ratings

BELL CANADA(1)
AT MARCH 5, 2015	DBRS	MOODY'S	S&P
Commercial paper	R-1 (low)	P-2	A-1 (Low) (Canadian scale)
A-2 (Global scale)
Long-term debt	A (low)	Baa1	BBB+
Subordinated long-term debt	BBB	Baa2	BBB

BCE(1)
	DBRS	MOODY'S	S&P
Preferred shares	Pfd-3 (high)	–	P-2 (Low) (Canadian scale)
BBB – (Global scale)

(1)	Outlooks on all ratings are stable. These credit ratings are not recommendations to buy, sell or hold any of the securities referred to above, and they may be revised or withdrawn at any time by the assigning rating organization. Each credit rating should be evaluated independently of any other credit rating.

6.8 Liquidity

Sources of liquidity

Our cash and cash equivalents balance at the end of 2014 was $566 million. We expect that this balance, our 2015 estimated cash flows from operations, and possible capital markets financing, including commercial paper, will permit us to meet our cash requirements in 2015 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations, the purchase of spectrum, and other cash requirements.

Should our 2015 cash requirements exceed our cash and cash equivalents balance, cash generated from our operations, and capital markets financings, we would cover such a shortfall by drawing under committed revolving credit facilities that are currently in place or through new facilities, to the extent available.

Our cash flows from operations, cash and cash equivalents balance, capital markets financings and credit facilities should give us flexibility in carrying out our plans for future growth, including business acquisitions and contingencies.

				COMMERCIAL
	TOTAL		LETTERS OF	PAPER	NET
AT DECEMBER 31, 2014	AVAILABLE	DRAWN	CREDIT	OUTSTANDING	AVAILABLE
Committed credit facilities
Unsecured revolving facility(1)(2)	2,500	–	–	1,453	1,047
Unsecured committed term credit facility (Astral)(3)	1,018	1,018	–	–	–
Other	100	–	98	–	2
Total committed credit facilities	3,618	1,018	98	1,453	1,049
Total non-committed credit facilities	1,101	–	626	–	475
Total committed and non-committed credit facilities	4,719	1,018	724	1,453	1,524

(1)	Bell Canada’s $2,500 million revolving facility expires in November 2019. Bell Aliant’s $750 million revolving facility was cancelled in 2014.
(2)	As of December 31, 2014, Bell Canada’s outstanding commercial paper included $431 million U.S. ($501 million Canadian) which has been hedged for foreign currency fluctuations through forward currency contracts.
(3)	Bell Canada may borrow up to 1 billion Canadian dollars in either Canadian or equivalent U.S. dollars under this credit facility. Bell Canada’s outstanding balance at December 31, 2014 was $1,018 million Canadian ($877 million U.S.), which has been hedged using cross currency basis swaps.

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Bell Canada may issue notes in an aggregate amount of up to 2 billion dollars in either Canadian or U.S. dollars under its commercial paper program, supported by a committed revolving bank credit facility. The total amount of this credit facility may be drawn at any time. Some of our credit agreements require us to meet specific financial ratios and to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada. We are in compliance with all conditions and restrictions.

Cash requirements

CAPITAL EXPENDITURES

In 2015, our capital spending is planned to focus on our strategic imperatives, reflecting an appropriate level of investment in our networks and services.

POST-EMPLOYMENT BENEFIT PLANS FUNDING

Our post-employment benefit plans include DB pension and defined contribution (DC) pension plans, as well as other post-employment benefits (OPEBs). The funding requirements of our post-employment benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Our expected funding for 2015 is detailed in the following table and is subject to actuarial valuations that will be completed in mid-2015. An actuarial valuation was last performed for our significant post-employment benefit plans as at December 31, 2013.

2015 EXPECTED FUNDING	TOTAL
DB pension plans – service cost	212
DB pension plans – deficit	13
DB pension plans	225
OPEBs	80
DC pension plans	95
Total net post-employment benefit plans	400

BCE closed the membership of its DB pension plans to new employees in January 2005 to reduce the impact of pension volatility on earnings over time. Generally, new employees now enrol in the DC pension plans. In 2006, we announced the phase-out, over a ten-year period, of OPEBs for most employees, which will result in OPEBs funding being phased out gradually after 2016.

In the first quarter of 2015, the Bell Canada Pension Plan (the Plan) entered into an investment arrangement to hedge part of the Plan’s exposure to potential increases in longevity which covers approximately $5 billion of post-employment benefit obligations. This arrangement requires no additional cash contributions from BCE.

DIVIDEND PAYMENTS

In 2015, the cash dividends to be paid on BCE’s common shares are expected to be higher than in 2014 as BCE’s annual common share dividend increased by 5.3% to $2.60 per common share from $2.47 per common share at the end of 2014. This increase is consistent with BCE’s common share dividend policy of a target payout between 65% and 75% of Free Cash Flow. BCE’s dividend policy and the declaration of dividends are subject to the discretion of the BCE Board.

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CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations at December 31, 2014 that are due in each of the next five years and thereafter.

						THERE-
	2015	2016	2017	2018	2019	AFTER	TOTAL
Recognized financial liabilities
Long-term debt	1,031	2,389	1,130	1,729	1,309	7,924	15,512
Notes payable and bank advances	1,454	–	–	–	–	–	1,454
Minimum future lease payments under finance leases	491	444	313	260	237	1,405	3,150
Loans secured by trade receivables	921	–	–	–	–	–	921
Interest payable on long-term debt, notes payable, bank advances and loan secured by trade receivables	652	554	510	470	415	4,548	7,149
MLSE financial liability	–	–	135	–	–	–	135
Net interest receipts on derivatives	(23)	(22)	(11)	–	–	–	(56)
Commitments (off-balance sheet)
Operating leases	295	249	211	161	134	748	1,798
Commitments for property, plant and equipment and intangible assets	851	573	441	450	321	1,617	4,253
Purchase obligations	1,443	448	360	188	178	1,005	3,622
Glentel acquisition	670	–	–	–	–	–	670
Total	7,785	4,635	3,089	3,258	2,594	17,247	38,608

BCE’s significant finance leases are for satellites and office premises. The leases for satellites, used to provide programming to our Bell TV customers, have a term of 15 years. The satellite leases are non-cancellable. The office leases have a typical lease term of 25 years. Minimum future lease payments under finance leases include future finance costs of $929 million.

BCE’s significant operating leases are for office premises, cellular tower sites and retail outlets with lease terms ranging from 1 to 33 years. These leases are non-cancellable and are renewable at the end of the lease period. Rental expense relating to operating leases was $335 million in 2014 and $300 million in 2013.

Purchase obligations consist of contractual obligations under service and product contracts, for operating expenditures. Our commitments for property, plant and equipment and intangible assets include program and feature film rights, investments to expand and update our networks to meet customer demand.

INDEMNIFICATIONS AND GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.

We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications and guarantees. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under indemnifications or guarantees in the past.

Litigation

We become involved in various legal proceedings as a part of our business. While we cannot predict the final outcome or timing of the legal proceedings that were pending at March 5, 2015, based on information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolution of these legal proceedings will not have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

You will find a description of the principal legal proceedings pending at March 5, 2015 in the BCE 2014 AIF.

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7 SELECTED ANNUAL AND QUARTERLY INFORMATION

7.1 Annual financial information

The following table shows selected consolidated financial data of BCE for 2014, 2013 and 2012, prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). We discuss the factors that caused our results to vary over the past two years throughout this MD&A.

	2014 (1)	2013 (2)	2012 (3)
CONSOLIDATED INCOME STATEMENTS
Operating revenues	21,042	20,400	19,978
Operating costs	(12,739)	(12,311)	(12,090)
Adjusted EBITDA	8,303	8,089	7,888
Severance, acquisition and other costs	(216)	(406)	(133)
Depreciation	(2,880)	(2,734)	(2,678)
Amortization	(572)	(646)	(714)
Finance costs
Interest expense	(929)	(931)	(865)
Interest on post-employment benefit obligations	(101)	(150)	(131)
Other income (expense)	42	(6)	269
Income taxes	(929)	(828)	(760)
Net earnings	2,718	2,388	2,876
Net earnings attributable to:
Common shareholders	2,363	1,975	2,456
Preferred shareholders	137	131	139
Non-controlling interest	218	282	281
Net earnings	2,718	2,388	2,876
Net earnings per common share
Basic	2.98	2.55	3.17
Diluted	2.97	2.54	3.17
Included in net earnings:
Severance, acquisition and other costs	(148)	(299)	(94)
Net gains (losses) on investments	8	(7)	256
Early debt redemption costs	(21)	(36)	–
Adjusted net earnings	2,524	2,317	2,294
Adjusted EPS	3.18	2.99	2.96
RATIOS
Adjusted EBITDA margin (%)	39.5%	39.7%	39.5%
Return on equity (%)	21.0%	17.9%	23.2%

(1)	On October 31, 2014, BCE completed its acquisition of all the issued and outstanding common shares of Bell Aliant that it did not already own. Refer to section 1.3, Key corporate developments – Bell Aliant Privatization and note exchange for further details of the transaction.
(2)	On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral. As part of its approval of the Astral acquisition, the CRTC ordered BCE to spend $246.9 million in new benefits for French- and English-language TV, radio and film content development, support for emerging Canadian musical talent, training and professional development for Canadian media, and new consumer participation initiatives. The present value of this tangible benefits obligation, amounting to $230 million, was recorded as an acquisition cost in Severance, acquisition and other costs in 2013. Total acquisition costs relating to Astral, including the tangible benefits obligation, amounted to $266 million in 2013.
(3)	In December 2012, a joint operation owned 50% by BCE sold certain spectrum licences and network equipment to its owners, with BCE and the non-related venturer each purchasing 50% of the assets with a fair value of $1,181 million and a carrying value of $250 million. As a result, BCE recorded a gain on investments of $233 million in Other income (expense) in 2012, representing 50% of the gain relating to the assets sold to the non-related venturer.

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	2014	2013	2012
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Total assets	46,297	45,384	40,969
Cash and cash equivalents	566	335	129
Debt due within one year (including bank advances, notes payable and loan secured by trade receivables)	3,743	2,571	2,136
Long-term debt	16,355	16,341	13,886
Total non-current liabilities	21,969	21,244	19,498
Equity attributable to BCE shareholders	14,946	15,011	13,875
Total equity	15,239	16,250	14,725
RATIOS
Total debt to total assets (times)	0.43	0.42	0.39
Total debt to total equity (times)	1.16	1.05	0.98
CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash flows from operating activities	6,241	6,476	5,560
Cash flows used in investing activities	(3,570)	(6,401)	(4,101)
Capital expenditures	(3,717)	(3,571)	(3,515)
Business acquisitions	(18)	(2,850)	(13)
Business dispositions	720	1	–
Acquisition of spectrum licences	(566)	–	–
Increase in investments	(38)	(3)	(593)
Cash flows (used in) from financing activities	(2,440)	131	(1,507)
Repurchase of common shares	–	–	(107)
Issue of common shares	49	13	39
Issue of preferred shares	–	–	280
Net issuance of debt instruments	784	2,215	486
Cash dividends paid on common shares	(1,893)	(1,795)	(1,683)
Privatization of Bell Aliant	(989)	–	–
Cash dividends paid on preferred shares	(134)	(127)	(133)
Cash dividends paid by subsidiaries to non-controlling interest	(145)	(283)	(340)
Free cash flow	2,744	2,571	2,428
SHARE INFORMATION
Average number of common shares (millions)	793.7	775.8	774.3
Common shares outstanding at end of year (millions)	840.3	775.9	775.4
Market capitalization	44,771	35,691	33,055
Dividends declared per common share (dollars)	2.47	2.33	2.22
Book value per share (dollars)	13.02	14.97	13.52
Dividends declared on common shares	(1,960)	(1,807)	(1,720)
Dividends declared on preferred shares	(137)	(131)	(138)
Market price per common share (dollars)
High (end of day)	54.21	48.43	45.06
Low (end of day)	45.27	41.57	39.37
Close	53.28	46.00	42.63
Total shareholder return	21.7%	13.6%	5.9%
RATIOS
Capital intensity (%)	17.7%	17.5%	17.6%
Price to earnings ratio (times)	17.88	18.04	13.45
Price to book ratio (times)	4.09	3.07	3.15
Price to cash flow ratio (times)	16.75	12.30	16.15
OTHER DATA
Number of employees (thousands)	57	56	56

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7.2 Quarterly financial information

The following table shows selected BCE consolidated financial data by quarter for 2014 and 2013. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

	2014				2013
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating revenues	5,528	5,195	5,220	5,099	5,382	5,099	5,000	4,919
Adjusted EBITDA	2,022	2,115	2,144	2,022	1,998	2,063	2,066	1,962
Severance, acquisition and other costs	(58)	(66)	(54)	(38)	(48)	(297)	(28)	(33)
Depreciation	(734)	(739)	(708)	(699)	(695)	(683)	(681)	(675)
Amortization	(118)	(116)	(171)	(167)	(160)	(162)	(161)	(163)
Net earnings	594	703	707	714	593	452	671	672
Net earnings attributable to common shareholders	542	600	606	615	495	343	571	566
Net earnings per common share
Basic	0.64	0.77	0.78	0.79	0.64	0.44	0.74	0.73
Diluted	0.63	0.77	0.78	0.79	0.63	0.44	0.74	0.73
Included in net earnings:
Severance, acquisition and other costs	(42)	(45)	(38)	(23)	(33)	(222)	(21)	(23)
Net (losses) gains on investments	(8)	–	4	12	(12)	2	1	2
Early debt redemption costs	(18)	(3)	–	–	–	(21)	(3)	(12)
Adjusted net earnings	610	648	640	626	540	584	594	599
Adjusted EPS	0.72	0.83	0.82	0.81	0.70	0.75	0.77	0.77
Average number of common shares outstanding – basic (millions)	837.7	782.1	777.7	776.5	775.9	775.9	775.9	775.7

Fourth quarter highlights

OPERATING REVENUES	Q4 2014	Q4 2013	$ CHANGE	% CHANGE
Bell Wireless	1,649	1,505	144	9.6%
Bell Wireline	2,628	2,601	27	1.0%
Bell Media	789	821	(32)	(3.9%)
Inter-segment eliminations	(126)	(114)	(12)	(10.5%)
Bell	4,940	4,813	127	2.6%
Bell Aliant	700	688	12	1.7%
Inter-segment eliminations	(112)	(119)	7	5.9%
Total BCE operating revenues	5,528	5,382	146	2.7%

ADJUSTED EBITDA	Q4 2014	Q4 2013	$ CHANGE	% CHANGE
Bell Wireless	585	529	56	10.6%
Bell Wireline	953	934	19	2.0%
Bell Media	192	230	(38)	(16.5%)
Bell	1,730	1,693	37	2.2%
Bell Aliant	292	305	(13)	(4.3%)
Total BCE Adjusted EBITDA	2,022	1,998	24	1.2%

BCE operating revenues in Q4 2014 were 2.7% higher compared to Q4 2013, reflecting higher revenues at Bell and Bell Aliant.

BCE Adjusted EBITDA in Q4 2014 increased 1.2% year over year, due to growth at Bell partly offset by lower Adjusted EBITDA at Bell Aliant.

Bell operating revenues were 2.6% higher in Q4 2014 compared to Q4 2013, driven by a strong year-over-year increase at Bell Wireless and positive overall Bell Wireline growth. Bell Media revenues were down compared to Q4 2013.

Bell Adjusted EBITDA increased 2.2% in Q4 2014 compared to Q4 2013, reflecting increases of 10.6% at Bell Wireless and 2.0% at Bell Wireline. Overall growth in the quarter was moderated by a 16.5% decline at Bell Media. Bell’s consolidated Adjusted EBITDA margin remained essentially unchanged at 35.0% compared to 35.2% in Q4 2013.

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Bell Wireless operating revenues were 9.6% higher in Q4 2014, reflecting an 8.1% service revenue growth driven by a higher mix of postpaid subscribers in 2014, along with blended ARPU growth of 5.5% fuelled by greater data usage and higher average rate plan pricing. Bell Wireless operating revenues also reflected higher product sales in Q4 2014 with growth of 24.6% compared to Q4 2013 as a result of a greater number of upgrades and postpaid gross activations. Bell Wireless Adjusted EBITDA grew 10.6% in Q4 2014, yielding a 0.9 percentage point expansion in service Adjusted EBITDA margin to 39.8%, even with higher year-over-year customer retention spending and subscriber acquisition costs.

Bell Wireline operating revenues grew 1%, representing the first quarter of positive growth since Q2 2010. This growth was led by positive total residential net subscriber activations driven by strong Internet and Fibe TV customer acquisitions in the quarter, a slower pace of voice revenue erosion due to fewer NAS losses, higher sales of international long distance minutes, price increases, and improved year-over-year Bell Business Markets revenue performance from increased sales of business service solutions and data equipment. Bell Wireline Adjusted EBITDA was up 2.0%, driving a 40 basis point margin improvement to 36.3%, with an increasing mix of growth services, improved Business Markets results and tight operating cost control.

Bell Media operating revenues in Q4 2014 were 3.9% lower compared to Q4 2013, reflecting the recognition of retroactive subscriber fee and retransmission royalty revenues in Q4 2013 that did not recur this year, and the loss of revenue from services that ceased operations in 2014 (regional hockey feeds and Viewers Choice). Advertising revenues in Q4 2014 increased slightly compared to Q4 2013, attributable to the programming strength at TSN and RDS, Bell Media’s specialty sports services and growth in specialty news channel audiences, which offset declines in conventional advertising. Bell Media Adjusted EBITDA declined 16.5% in Q4 2014, due to lower operating revenues combined with higher content costs for sports broadcast rights and the launch of CraveTV on-demand TV streaming services on December 11, 2014, offset in part by lower amortization of the fair value of certain programming rights.

Bell Aliant operating revenues in Q4 2014 were 1.7% higher compared to Q4 2013 as growth in data revenues, mainly from Internet and IPTV, more than offset continuing local and access and long distance revenue erosion.

Bell Aliant Adjusted EBITDA decreased 4.3%, year over year, reflecting higher TV content costs resulting from IPTV customer growth, and higher expenses to support a growing FibreOP subscriber base.

Bell capital expenditures totalled $932 million in Q4 2014, which was $60 million lower than Q4 2013, corresponding to a 1.7 percentage-point decline in capital intensity to 18.9%. The decrease in capital expenditures was primarily due to timing of capital spend compared to the same period last year.

BCE depreciation of $734 million increased $39 million year over year, due to a higher depreciable asset base in 2014 as we continued to invest in our broadband wireline and wireless networks, and a reduction in the estimates of useful lives of certain assets, as described in section 10.1, Our accounting policies – Critical accounting estimates and key judgements.

BCE amortization was $118 million in Q4 2014, down from $160 million in Q4 2013, due to an increase in the estimates of useful lives of certain assets from five to seven years, as described in section 10.1, Our accounting policies – Critical accounting estimates and key judgements.

BCE cash flow from operating activities was $1,527 million in Q4 2014 compared to $1,838 million Q4 2013, due to the $350 million voluntary contribution made to post-employment benefit plans in the fourth quarter of 2014.

BCE Free Cash Flow generated in Q4 2014 was $833 million, or 23.6% higher than in Q4 2013, driven by higher Adjusted EBITDA and lower planned capital expenditures. With the Privatization of Bell Aliant completed on October 31, 2014, BCE’s Free Cash Flow in Q4 2014 included two months of Free Cash Flow contribution from Bell Aliant.

BCE net earnings attributable to common shareholders of $542 million in Q4 2014, or $0.64 per share, were 9.5% higher than the $495 million, or $0.64 per share, reported in Q4 2013. Adjusted net earnings increased 13.0% to $610 million, and Adjusted EPS grew 2.9% in Q4 2014 to $0.72 from $0.70 last year, driven by higher Adjusted EBITDA from continued strong wireless profitability and positive overall wireline growth, mark-to-market gains realized on equity derivatives used as economic hedges of share-based compensation and U.S. dollar purchases, and lower NCI, resulting from the Privatization of Bell Aliant completed on October 31, 2014. This was partly offset by a net impairment charge, mainly in conventional TV, resulting from ongoing softness in the overall Canadian TV advertising market and higher content costs.

Seasonality considerations

Some of our segments’ revenues and expenses vary slightly by season, which may impact quarter-to-quarter operating results.

Bell Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and handset discounts, resulting in higher subscriber acquisition and activation-related expenses in certain quarters. In particular, Bell Wireless Adjusted EBITDA tends to be lower in the fourth quarter due to higher subscriber acquisition costs associated with a higher number of new subscriber activations during the holiday season. Additionally, the third quarter has become more significant in terms of wireless subscriber additions in recent years as a result of back-to-school offers, while subscriber additions have typically been lowest in the first quarter.

Bell Wireline revenues tend to be higher in the fourth quarter because of higher data and equipment product sales to business customers and higher consumer electronics equipment sales during the Q4 holiday period. Home Phone, TV and Internet subscriber activity is subject to modest seasonal fluctuations, attributable largely to residential moves during the summer months and the back-to-school period in the third quarter. Targeted marketing efforts conducted during various times of the year to coincide with special events or broad-based marketing campaigns also may have an impact on overall wireline operating results.

Bell Media revenues and related expenses from TV and radio broadcasting are largely derived from the sale of advertising, the demand for which is affected by prevailing economic conditions, as well as cyclical and seasonal variations. Seasonal variations are driven by the strength of TV ratings, particularly during the fall programming season, major sports league seasons and other special sporting events such as the Olympic Games, NHL playoffs and World Cup soccer, as well as fluctuations in consumer retail activity during the year.

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8 REGULATORY ENVIRONMENT

8.1 Introduction

This section describes certain legislation that governs our businesses and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us and that influence our business and may continue to affect our flexibility to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility, Bell ExpressVu Limited Partnership, Bell Aliant Regional Communications Inc. (Bell Aliant Regional), Bell Aliant LP, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and NorthwesTel, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. They are also subject to regulations and policies enforced by the CRTC. Our business is affected by decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada.

The CRTC regulates the prices we can charge for telecommunications services in areas where it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition was sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our residential and business telephone services, as well as for our wireless and Internet services. Under the Broadcasting Act, our TV distribution business is not subject to retail price regulation.

Although most of our wireline and wireless services are forborne from price regulation under the Telecommunications Act, the Government of Canada and its relevant departments and agencies, including the CRTC, Industry Canada, Canadian Heritage and the Competition Bureau, continue to play a significant role in telecommunications and broadcasting policy and regulation, such as spectrum auctions, approval of acquisitions, foreign ownership and broadcasting, and this may adversely affect our competitive position. The federal government significantly increased its focus on consumer protection, especially in the wireless sector, and adopted more stringent regulations. This increased focus on consumer protection is evidenced by the adoption in 2013 of the Wireless Code by the CRTC, which, as discussed in more detail in section 8.2, Telecommunications Act – Adoption of a national wireless services consumer code, could decrease our flexibility in the marketplace. The federal government may take positions against the telecommunications and media industries in general, or specifically against Bell Canada or certain of its subsidiaries. Failure to positively influence changes in any of these areas, adverse decisions by regulatory agencies or increasing regulation, could have negative financial, operational, reputational or competitive consequences for our business.

8.2 Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant LP, NorthernTel, Télébec and NorthwesTel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or forborne from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. A few large TCCs, including the BCE group TCCs, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

Complaint regarding pricing of broadcasting content accessed via mobile devices

On January 29, 2015, the CRTC issued a decision concerning a complaint against Bell Mobility about the pricing of our Bell Mobile TV service compared with what we charge to consumers to access programming content received via mobile devices over the Internet. The CRTC found that we are conferring an ‘undue preference’ on our Mobile TV service by not subjecting it to data charges. The CRTC ordered us to stop exempting our Mobile TV service from data charges by April 29, 2015.

On February 20, 2015, Bell Canada filed a motion seeking leave to appeal the CRTC’s Mobile TV decision in the Federal Court of Appeal. On February 23, 2015, Bell Canada filed a motion seeking a stay of the CRTC’s Mobile TV decision in the Federal Court of Appeal pending the court’s final decision on the appeal. We expect to receive the court’s ruling on the stay application by April 2015. A decision on whether the court will grant Bell Canada leave to hear its appeal of the Mobile TV decision is expected in late June 2015.

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Proceedings regarding wholesale domestic wireless services

On February 20, 2014, the CRTC launched Telecom Notice of Consultation 2014-76 (TNC 2014-76) to determine whether the wholesale mobile wireless services market is sufficiently competitive. Greater regulation of wholesale mobile wireless services (e.g. roaming, tower and site sharing) could limit Bell’s marketing flexibility, improve the business position of Bell’s competitors and negatively impact the financial performance of Bell’s mobile wireless business. A decision on this CRTC proceeding is expected in early 2015.

On March 28, 2014, the federal government introduced amendments to the Telecommunications Act relating to wireless domestic roaming as part of the Economic Action Plan 2014 Act, No. 1. The amendments establish interim caps on the wholesale roaming rates which carriers charge to each other for domestic voice, data and short message service (SMS) roaming. These caps are set at the average per unit retail price a carrier charged to its own retail end-customers for these services in the previous year. The amendments came into force with the enactment and royal assent of the Economic Action Plan 2014 Act, No. 1 on June 19, 2014. The legislation is designed to apply these three roaming caps at least until the CRTC issues a decision on whether (and, if so, how) to regulate wholesale wireless roaming in the TNC 2014-76 proceeding. The financial impact of the caps established by the Economic Action Plan 2014 Act, No. 1, and any possible CRTC initiatives relating to the regulation of wholesale roaming rates, towers or other wholesale wireless services resulting from the TNC 2014-76 proceeding, is unclear at this time.

On July 31, 2014, the CRTC issued a decision in another proceeding related to wireless roaming wherein it prohibited the use of exclusivity provisions in wholesale roaming agreements. This decision is not expected to have a material impact on our operations.

Wholesale wireline services framework review

On October 15, 2013, the CRTC initiated a review of wholesale wireline telecommunications services and associated policies. This comprehensive review, which ended in December 2014, notably examined whether currently mandated wholesale wireline services should be forborne, whether currently forborne wholesale services should be reregulated and whether additional wholesale high-speed access services should be mandated, including for FTTP facilities. The CRTC has specifically excluded from this review any consideration of wholesale wireless services (which are being dealt with in a different proceeding as described above). Modifications to the regulatory regime applicable to our wholesale wireline telecommunications services could have significant impacts on our wholesale telecommunications business and potentially, by extension, on certain retail markets. A decision is expected in the spring of 2015.

Adoption of a national wireless services consumer code

On June 3, 2013, the CRTC issued Telecom Regulatory Policy CRTC 2013-271, which established the Wireless Code. The Wireless Code applies to all wireless services provided to individual and small business consumers (e.g. businesses that on average spend less than $2,500 per month on telecom services) in all provinces and territories.

The Wireless Code establishes regulations related to unlocking mobile phones, calculating early cancellation fees, and setting default caps for data roaming charges and data overage charges, among other measures. The Wireless Code also stipulates that wireless service providers may not charge an early cancellation fee after a customer has been under contract for 24 months and that handset subsidies must be recovered in two years or less. These requirements reduce the incentive for wireless service providers to offer contracts with longer terms.

Where an obligation in the Wireless Code relates to a specific contractual relationship between a wireless service provider and a customer, the Wireless Code applies if the contract was entered into, amended, renewed or extended on or after December 2, 2013. The Wireless Code will apply to and modify all contracts, no matter when they were entered into, on June 3, 2015. As a result, all three-year contracts entered into on or after June 4, 2012, and before December 1, 2013, will retroactively become subject to the Wireless Code on June 3, 2015, despite having been entered into before the Wireless Code came into effect. During 2015, to the extent that the CRTC’s June 3, 2015 Wireless Code application date is found to be valid, customers on three-year contracts that were established before the Wireless Code came into effect and customers on new two-year plans could potentially create unusual market activity as their contracts expire, driving higher expiries and higher transaction volumes. This could result in Adjusted EBITDA pressure and higher industry churn.

On July 3, 2013, Bell Mobility, together with Rogers, TELUS Corporation, SaskTel and MTS Mobility, filed an application with the Federal Court of Appeal seeking leave to appeal this retroactive application of the Wireless Code. The Federal Court of Appeal granted leave to appeal on September 24, 2013. The Federal Court of Appeal hearing took place on November 12, 2014 and the court reserved judgement. A decision is expected in May 2015. If the appeal is successful, consumer contracts entered into by December 1, 2013 would remain exempt from the Wireless Code’s application and would be permitted to run to their contracted three-year end dates.

Canada’s telecommunications foreign ownership rules

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs. Under the Broadcasting Act, foreign ownership restrictions continue to apply to broadcasters such as licensed cable and satellite TV service providers, and programming licensees such as Bell Media Inc.

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8.3 Broadcasting Act

The Broadcasting Act defines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming licence or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a broadcasting or broadcasting distribution licence and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

The TV distribution business of our Bell TV business unit (Bell TV) and Bell Media’s TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect Bell TV’s or Bell Media’s competitive positions or the cost of providing services.

CRTC proceedings on the future of Canada’s TV system

In October 2013, the CRTC invited Canadian consumers to comment on the future of Canada’s TV system and followed this with a second consultation phase launched in February 2014. In conjunction with these public consultations, the federal government, pursuant to section 15 of the Broadcasting Act, issued an order-in-council mandating the CRTC to report on how the ability of Canadian consumers to subscribe to pay and specialty TV services on a service-by-service basis can be maximized in a manner that most appropriately furthers the implementation of the broadcasting policy for Canada.

On April 24, 2014, the CRTC launched a third phase (Phase 3) of its consultation, issuing Broadcasting Notice of Consultation CRTC 2014-190 (BNC 2014-190), and issued its report in response to the order-in-council. BNC 2014-190 invited comments on issues that were raised during the first two phases, including maximizing choice and flexibility through proposed new packaging models for TV channels; simultaneous substitution and possible alternatives; rules regarding genre exclusivity, mandatory carriage and the distribution of foreign-owned channels in Canada; support for Canadian and local programming; and possible rules or a code of conduct for BDU-subscriber relationships. The report in response to the order-in-council set out proposed new packaging models that were also considered during Phase 3.

The CRTC held a two-week hearing on these issues in September 2014, with wide-ranging implications for the TV system in Canada. The CRTC has begun releasing its decisions and is expected to continue to do so through the first half of 2015. On January 29, 2015, the CRTC released two decisions relating to simultaneous substitution and local TV. In them, the CRTC announced it would eliminate simultaneous substitution for the Super Bowl and for specialty services and would enact new penalties for broadcasters and require BDUs to pay consumer rebates for simultaneous substitution errors. The decisions also did not provide any additional support for local programming. Together, these decisions could have an adverse impact on Bell Media’s conventional TV businesses and financial results, the extent of which is unclear at this time. Other regulatory changes resulting from these processes could also have an adverse impact on Bell TV’s and Bell Media’s businesses and financial results, the extent of which is also unclear at this time.

On March 2, 2015, Bell Canada filed an application with the Federal Court of Appeal for leave to appeal the CRTC’s decision relating to simultaneous substitution in so far as it: (i) prohibits simultaneous substitution for the Super Bowl starting in 2017; (ii) prohibits simultaneous substitution for specialty channels; and (iii) purports to grant the CRTC authority to impose penalties on broadcasters and requires BDUs to pay rebates for errors in the performance of simultaneous substitution. Bell Canada is challenging the legal validity of these rules on the basis of the following arguments: (i) unlawful interference with Bell Canada’s vested economic rights as the exclusive Canadian rights holder of the Super Bowl; (ii) administrative law discrimination by eliminating the benefits of simultaneous substitution for Bell Canada’s Super Bowl broadcast while maintaining the benefits of simultaneous substitution for others; (iii) breach of procedural fairness in the CRTC’s failure to give notice that the prohibition of simultaneous substitution was a live issue in the TV Policy Review; (iv) the unreasonableness of the decision in light of the broadcasting policy for Canada as set out in the Broadcasting Act and in light of the CRTC’s acknowledgement of the benefits of simultaneous substitution; and (v) that the CRTC has no authority to enact regulations empowering it to penalize broadcasters or impose rebates on BDUs for errors in carrying out simultaneous substitution.

8.4 Radiocommunication Act

Industry Canada regulates the use of radio spectrum under the Radiocommunication Act. Under the Radiocommunication Act, Industry Canada ensures that radiocommunication in Canada is developed and operated efficiently. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

Companies must have a spectrum licence to operate a wireless system in Canada. While we anticipate that the licences under which we provide wireless services will be renewed upon expiry, there is no assurance that this will happen, or of the terms under which renewal will be granted. Industry Canada can revoke a company’s licence at any time if the licensee does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a negative effect on our business and financial performance.

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AWS-3 spectrum auction

On December 18, 2014, Industry Canada released its decision for the advanced wireless services-3 (AWS-3) licensing framework relating to the auction of 50 MHz of spectrum in the AWS-3 band. Three paired blocks are to be made available for licensing on a Tier 2 (essentially a provincial/regional) basis. Of the 50 MHz of available spectrum, one 30 MHz block is reserved as a new entrant set aside. Qualified new entrants would be those who have deployed their 2008 AWS auction spectrum and who are actually serving customers. The remaining 20 MHz of spectrum is to be auctioned in two blocks and available to any bidder, including large national or provincially-based incumbents. The spectrum will be awarded using the sealed bid auction format and applying the second price rule. The latter rule means the party that bids the most wins the spectrum, but the winning party pays the second-highest amount bid for that spectrum. Our ability to acquire our preferred spectrum blocks in this auction may be affected by the auction strategies of other participants. Industry Canada proposes that the auctioned licences would have a 20 year-term and be subject to deployment requirements at five and ten years following licence issuance. The sealed bid auction held by Industry Canada closed on March 3, 2015. Industry Canada indicated that the announcement and publication of provisional licence winners would occur within four days of the close of the auction.

600 MHz spectrum consultation

On December 18, 2014, Industry Canada announced a consultation relating to repurposing 600 MHz spectrum for mobile use. This spectrum is currently used primarily by over-the-air (OTA) TV broadcasters for local TV transmissions. It is not yet clear how much of the 600 MHz spectrum currently used for OTA broadcasting will be repurposed. Among the issues on which Industry Canada is seeking comments are: (i) should Canada repurpose Canadian 600 MHz spectrum in a joint process along with the US, or do so separately; (ii) should we adopt the US 600 MHz band plan and repurpose the same amount of spectrum as the US; and (iii) a variety of technical issues. On January 15, 2015, Industry Canada announced it had extended the deadline for comments by one month and comments were filed on February 26, 2015. Reply comments are due two weeks after Industry Canada posts these comments on its website. The consultation document indicates that if Industry Canada determines to repurpose the 600 MHz band jointly with the US, then there will be a further consultation on the policy, technical and licensing framework-related issues at a later date.

Licensing framework for broadband radio services (BRS) – 2500 MHz

On January 10, 2014, Industry Canada announced its framework for the licensing of 2500 MHz spectrum, which sets out the rules and procedures for participation in the 2500 MHz auction scheduled to begin on April 14, 2015. The framework includes details related to the auction format and rules, the application process and timelines, and the conditions of licence that will apply to licences issued following the auction process, as well as to existing BRS spectrum licences. The auctioned licences will be issued for 20-year terms, with a 10-year build-out requirement. In aggregate, 61 service areas and 318 individual licences across the country will be auctioned. A spectrum aggregation limit of 40 MHz will apply in each individual service area, except for the Northwest Territories, Yukon and Nunavut, where no such limit will apply. A five-year moratorium will further apply to the transfer of 2500 MHz spectrum to an entity that exceeds or would exceed the aggregation limit.

To the extent that Bell Mobility, or any other qualified bidder, wishes to acquire 2500 MHz spectrum in areas where it currently is at or over the aggregation limit, it would need to return sufficient spectrum to Industry Canada or apply to transfer it to a third party such that it is below the aggregation limit before the start of the auction. Our ability to acquire our preferred spectrum blocks in this auction may be affected by the auction strategies of other participants and the extent to which foreign entities participate in the auction. The 2500 MHz spectrum will be auctioned under a combinatorial clock auction format, using multiple rounds in much the same manner as the 2014 auction of 700 MHz spectrum. Like the AWS-3 spectrum auction, it will use the second price rule.

Spectrum licence transfers

On June 28, 2013, Industry Canada released a decision revising its policy regarding spectrum licence transfers. This decision significantly increases the number of criteria, many of which are highly subjective, that Industry Canada may consider when determining whether to approve or deny such transfers. One of Industry Canada’s main considerations in reviewing prospective licence transfers, divisions and subordination requests is the impact the proposed transfer would have on the concentration of spectrum in a region. This framework may make it more difficult for incumbent wireless providers, such as Bell Mobility, to acquire additional spectrum via transfers and acquisitions than it would be for new entrant providers to acquire such spectrum. In addition to subjecting all licence transfers and licence subordination arrangements to these new rules, the decision also requires that prospective and option arrangements (i.e. those designed to transfer spectrum at a future date) would also have to be submitted for review within 15 days of entering into such a business arrangement. Such arrangements would have to be withdrawn within 90 days if Industry Canada denies the proposed transfer. Industry Canada had previously noted that the new licence transfer framework is one of several initiatives the government is taking to promote at least four wireless competitors in each region of the country.

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8.5 Bell Canada Act

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

8.6 Other key legislation

Paper bills and administrative monetary penalties

On October 23, 2014, the federal government introduced Bill C-43 entitled Economic Action Plan 2014 Act, No. 2. The Economic Action Plan 2014 Act, No. 2 prohibits telecommunications service providers and broadcasting undertakings from charging subscribers for providing them with paper bills.

On December 16, 2014, the Economic Action Plan 2014 Act, No. 2 received royal assent and amended the Telecommunications Act by giving the CRTC the power to impose administrative monetary penalties (AMPs) for violations of most provisions of the Act, including charging for a paper bill. The pre-existing AMPs regime relating to unsolicited telecommunications remains in force. For corporations, the maximum fine under the new AMPs provisions would be $10 million for a first offence and $15 million for a subsequent offence. The Economic Action Plan 2014 Act, No. 2 also amended the Broadcasting Act to make charging for a paper bill a criminal offence. If convicted, corporations would face a maximum fine of $250,000 for a first offence and $500,000 for a subsequent offence.

The Economic Action Plan 2014 Act, No. 2 also introduced new AMPs provisions under the Radiocommunication Act, to be administered by the Minister of Industry. These AMPs generally relate to the sale, import, operation and distribution of unauthorized radio equipment and to non-compliance with spectrum auction rules. The maximum fines are identical to those described above under the Telecommunications Act.

Personal Information Protection and Electronic Documents Act

Bill S-4, the Digital Privacy Act (An Act to amend the Personal Information Protection and Electronic Documents Act (PIPEDA) and to make a consequential amendment to another Act) is under review by a committee of the House of Commons. This bill could implement mandatory data breach notification requirements and fines of up to $100,000 per occurrence for organizations that fail to comply.

Under PIPEDA, the Office of the Privacy Commissioner (OPC) is investigating Bell’s Relevant Advertisements Initiative (the Initiative) to determine if it complies with PIPEDA. The Initiative uses non-sensitive and aggregated information about mobile browsing activities and account information of participating Bell Mobility subscribers to provide more relevant advertisements during mobile browsing. A negative finding could significantly impact Bell’s online advertising activities in the short and medium term. A final report is expected from the OPC in the first quarter of 2015. The Initiative is also the subject of an application before the CRTC and an inquiry by the Québec privacy commissioner. Both application and inquiry are reviewing the potential impact of the Initiative on privacy.

Canada’s anti-spam legislation

Federal legislation referred to as Canada’s anti-spam legislation (CASL) came into force on July 1, 2014. Pursuant to CASL, commercial electronic messages (CEMs) can be sent only if the recipient has provided prior consent and the message complies with certain formalities, including the ability to unsubscribe easily from subsequent messages. As of January 15, 2015, CASL also requires that an organization have prior informed consent before downloading software to an end-user’s computer. Penalties for non-compliance include administrative monetary penalties of up to $10 million and a private right of action is scheduled to come into force on July 1, 2017. CASL limits the ability of the various BCE group companies to market to prospective customers, and imposes additional costs and processes with respect to communicating with existing and prospective customers.

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9 BUSINESS RISKS

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

This section describes the principal business risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation, and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. As indicated in the table below, certain of such principal business risks have already been discussed in other sections of this MD&A and we refer the reader to those sections for a discussion of such risks. All of the risk discussions set out in the sections referred to in the table below are incorporated by reference in this section 9.

RISKS DISCUSSED IN OTHER
SECTIONS OF THIS MD&A	SECTION REFERENCES
Regulatory Environment	Section 3.3, Principal business risks Section 8, Regulatory environment
Competitive Environment	Section 3.3, Principal business risks Section 5, Business segment analysis (Competitive landscape and industry trends section for each segment)
Economic and Financial Market Conditions	Section 3.3, Principal business risks
Information Security (Cyber and Other Threats)	Section 3.3, Principal business risks
Complexity and Service and Operational Effectiveness	Section 3.3, Principal business risks
Risks Specifically Relating to our Bell Wireless, Bell Wireline and Bell Media Segments	Section 5, Business segment analysis (Principal business risks section for each segment)

The other principal business risks that also could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation are discussed below.

Strategic network evolution

The failure to carry out our network evolution activities successfully could have an adverse effect on our business and financial performance.

Ongoing technological advances, in conjunction with changing market demand and competition, continue to put significant pressure on bandwidth and speed. Bell Fibe and Bell Aliant’s FibreOP Internet and TV services are competitive differentiators but they require rapid fibre deployment involving significant capital and time investment. In addition, in order to maintain a competitive mobile network, our wireless network further requires strategic capital investment based on an understanding of market demographics, technology evolution and spectrum needs.

At the same time, a significant number of our existing wireline voice, data and wireless networks have been in operation for many years and continue to be used to deliver our services. Legacy circuit-based infrastructures are difficult and expensive to operate and maintain and very significant resources and efforts are required to perform life-cycle management and upgrades to maintain operational status of these legacy networks. As time passes, maintenance spares for certain critical network elements may cease to exist due to manufacturers’ discontinuation of support and the unavailability of compatible spares from third parties. We continue to migrate voice and data traffic from our legacy circuit-based infrastructures to newer and more efficient IP- and packet-based infrastructures. As part of this transformation, we are also planning to discontinue certain services that depend on circuit-based infrastructure and for which there is now very low customer demand in order to improve capital and operating efficiencies. In some cases, this discontinuation could be delayed or prevented by customer complaints or regulatory actions. If we cannot discontinue these services and have to maintain the operational status of the affected legacy infrastructures longer than planned, we may not be able to achieve the expected efficiencies and related savings, which may have an adverse effect on our financial performance.

Strategic evolution of our networks is a critical element in a competitive environment and all the network deployment, upgrading, maintenance and migration activities compete for capital, development and engineering resources. Our network evolution activities seek to enable, for instance, the support of new IP-based competitive offerings while maintaining network availability and performance on all deployed networks and delivery of service offerings. They also seek to enable the upgrade and deployment of networks on a timely basis, and within our capital intensity target, to expand our footprint in desired areas and to support growing data demand. Our inability to carry out any of our network evolution activities successfully could have an adverse effect on our business and financial results.

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Technological change

We need to anticipate technological change and invest in or develop new technologies, products and services that will gain market acceptance.

We operate in markets that are affected by constant technological change, evolving industry standards, changing customer needs, frequent introductions of new products and services, and short product life cycles. Rapidly evolving technology brings new competitive threats, as well as new service opportunities, on an almost continuous basis. Globalization of competition is changing customer expectations for faster market responses and enhanced user experiences. Investment in our networks and in new technologies, products and services, as well as our ability to launch, on a timely basis, technologies, products and services that will gain market acceptance, are critical to increasing the number of our subscribers and achieving our financial objectives. However, as discussed in more detail in section 3.3, Principal business risks – Complexity and service and operational effectiveness, the complexity of a multi-product environment combined with the complexity of our network and IT structures may challenge our ability to achieve nimble service evolution. Failure to understand new technologies, to evolve in the appropriate direction in an environment of changing business models, or to optimize network deployment timelines considering customer demand and competitor activities, could have an adverse impact on our business and financial results.

We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. New technologies, for example, may quickly become obsolete or may require more capital than initially expected. Development could be delayed for reasons beyond our control, and substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a risk that current regulations could be expanded to apply to new technologies, which could delay our launch of new services. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices for those services to decline, and could result in shorter estimated useful lives for existing technologies, which could increase depreciation and amortization expense.

We have incurred significant capital expenditures in order to deploy next-generation fibre and wireless networks and offer faster Internet speeds. If we fail to make continued investments in our Internet and wireless networks that enable us to offer Internet and wireless services at increasingly faster speeds, and to offer a different range of products and services than our competitors, this could adversely affect our ability to compete, the pricing of our products and services, and our financial results. In particular, the introduction of mandated wholesale services over FTTH or of a more burdensome wholesale regime on FTTN or wireless networks by the CRTC may undermine our incentives to invest in next-generation wireline and wireless networks.

Our TV and media viewing models are being challenged by an increasing number of alternative viewing options available in the market and changing customer behaviour. Such changes may accelerate the disconnection of TV services, diminish our ability to acquire new customers or accelerate the reduction of TV spending, all of which could have an adverse effect on our business and financial performance. For more details, refer to section 5.3, Bell Media – Competitive landscape and industry trends.

Information technology

The failure to implement or maintain effective IT systems on a timely basis, and the complexity and costs of our IT environment, could have an adverse effect on our business and financial performance.

We currently use a very large number of interconnected operational and business support systems that are relevant to most aspects of our operations, including provisioning, networking, distribution, broadcast management, billing and accounting. We also have various IT system and process change initiatives that are in progress or are proposed for implementation. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining a competitive position and profit margins. As next-generation services are introduced, they should be designed to work with both legacy and next-generation support systems, which introduces uncertainty with respect to the cost and effectiveness of solutions and the evolution of systems.

There can be no assurance that any of our proposed IT systems or process change initiatives will be implemented successfully, that they will be implemented in accordance with anticipated timelines, or that sufficiently skilled personnel will be available to complete such initiatives. If we fail to implement and maintain effective IT systems on a timely basis, fail to create and maintain an effective governance and operating framework to support the management of a largely outsourced staff, or fail to understand and streamline our significant number of legacy systems and proactively meet constantly evolving business requirements, this could have an adverse effect on our business and financial performance.

Network capacity pressures

If we fail to maintain optimal network operating performance in the context of increasing customer demand, this could have an adverse effect on our reputation, business and financial performance.

Network capacity demands for TV and other bandwidth-intensive applications on our Internet and wireless networks have been growing at unprecedented rates. It is expected that growth in such demands will continue to accelerate, especially in the case of wireless data-driven traffic, due to the increasing adoption of smartphones and other mobile devices such as tablets, which consume large amounts of data. New innovative applications and services are constantly made available over the Internet. Our customers may choose to accelerate their adoption of these new services or rapidly change their behaviour and preference in the way they communicate, or access entertainment and information over the Internet. These constantly changing factors and the associated traffic growth could drive unexpected capacity pressures on our Internet and wireless networks and may result in network performance issues. Consequently, we may need to incur significant capital expenditures beyond those expenditures already anticipated by our subscriber and traffic planning forecasts in order to provide additional capacity

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and to reduce network congestion on our Internet and wireless networks. In addition, network construction and deployment on municipal or private property requires the issuance of municipal or landlord consents, respectively, for the installation of network equipment. There is no assurance that such consents will be issued or that they will be issued in time to meet our expected deployment schedules, which could result in our inability to upgrade and/or deploy our networks in certain areas or in significant delays in our pace of upgrade and/or deployment.

Failure to complete the planned and unplanned upgrades or expansion in capacities of our Internet and wireless networks within predetermined schedules due to factors beyond our control could result in short-term congestions or disruptions of our networks beyond our normal network performance level until the upgrades are completed and normal network performance level is restored. These short-term sub-optimal network performance periods could affect our ability to keep existing or attract new customers and could have an adverse effect on our reputation, business and financial performance.

Human resources

Our business depends on the performance of, and our ability to retain, our employees.

Our business depends on the efforts, engagement and expertise of our employees. Competition for highly skilled management and customer service employees is intense in our industry. In addition, the increasing technical and operational complexity of our businesses creates a challenging environment for hiring, retaining and developing skilled technical resources. Failure to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, or to efficiently replace retiring employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. Deterioration in employee morale and engagement resulting from staff reductions, reorganizations or ongoing cost reductions could also adversely affect our business and financial results.

Our senior executives and other key employees are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, and identifying business opportunities. The loss of one or more of these key individuals could impair our business until qualified replacements are found. There can be no assurance that these individuals could be replaced quickly with persons of equal experience and capabilities.

Renegotiating collective bargaining agreements could result in higher labour costs and work disruptions.

Approximately 43% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs, project delays and work disruptions, including work stoppages or work slowdowns. There can be no assurance that should a strike or work disruption occur, it would not adversely affect service to our customers and, in turn, our customer relationships and financial performance. In addition, work disruptions, including work slowdowns or work stoppages due to strikes, experienced by our third-party suppliers and other telecommunications carriers to whose networks ours are connected, could harm our business, including our customer relationships and financial performance.

Post-employment benefit obligations

The economic environment, pension rules and ineffective governance could have an adverse effect on our pension obligations, liquidity and financial performance.

With a large pension plan membership, significant DB plans that are subject to the pressures of the global economic environment, coupled with changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to understand economic exposure, pension rule changes or ensure that effective governance is in place for management and funding of the pension assets and obligations, could have an adverse impact on our liquidity and financial performance.

We may be required to increase contributions to our post-employment benefit plans in the future.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors could cause future contributions to significantly differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future and, therefore, could have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and, therefore, could also significantly affect our cash funding requirements.

Our expected funding for 2015 is in accordance with the latest post-employment benefit plan valuations as of December 31, 2013, filed in June 2014, and takes into account voluntary contributions of $350 million in 2014.

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Performance of critical infrastructure

Our operations and business continuity depend on how well we protect, test, maintain and replace our networks, equipment and other facilities.

It is imperative that our critical infrastructure and facilities provide a consistent, secure and reliable environment to operate network and IT infrastructure and house employees. Accordingly, our operations depend on how well we protect our networks, as well as other infrastructure and facilities, against damage from fire, natural disaster (including seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, unauthorized access or entry, cyber threats, disabling devices, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure to complete the planned testing, maintenance or replacement of our networks, equipment and other facilities due to factors beyond our control, could disrupt our operations (including through disruptions such as network failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance or impair our ability to keep existing subscribers, or attract new ones.

Satellites used by Bell TV are subject to significant operational risks that could have an adverse effect on Bell TV’s business and financial performance.

Pursuant to a set of commercial arrangements between Bell TV and Telesat Canada (Telesat), Bell TV currently has two satellites under contract with Telesat. Telesat operates or directs the operation of these satellites. Satellites utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems commonly referred to as anomalies that could reduce the commercial usefulness of a satellite used by Bell TV. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or meteoroids could also damage the satellites used by Bell TV. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of Bell TV’s terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites, could have an adverse effect on Bell TV’s business and financial performance and could result in customers terminating their subscriptions to Bell TV’s DTH satellite TV service.

Vendor, supply chain and contract management

We depend on key third-party suppliers to provide products and services that we need to operate our business.

We depend on key third-party suppliers over which we have no operational or financial control for certain products and services that are critical to our operations. These critical products and services may be available from only a limited number of suppliers, some of which dominate their global market. The increased number of global competitors in our various businesses could have an adverse effect on our relationship with such key suppliers, including our ability to purchase critical products and services at an affordable cost from them. Access to such key products and services, allowing us to meet customer demand, is critical to our ability to retain existing customers and acquire new ones.

If, at any time, suppliers cannot provide us with products or services that are critical to our customer offerings on a timely basis and at an acceptable cost including, without limitation, billing, IT support and customer contact centre services, as well as telecommunications equipment, software and maintenance services that comply with evolving telecommunications standards and are compatible with our equipment, IT systems and software, our business and financial performance could be adversely affected. In addition, if telecommunications equipment and other products, such as handsets, that we sell or otherwise provide to customers, or the telecommunications equipment and other products that we use to provide services, have manufacturing defects, our ability to offer our products and services and to roll out our advanced services, along with the quality of such services and networks, may be negatively impacted. In addition, network deployment and expansion could be impeded, and our business, strategy and financial performance could be adversely affected.

Various factors may affect our suppliers’ ability to provide us with critical products and services.

The businesses and operations of our suppliers, and their ability to continue to provide us with products and services, could be adversely affected by various factors including, without limitation, general economic and financial market conditions, the intensity of competitive activity, natural disasters (including seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornadoes and tsunamis), commodity or component shortages (whether local or regional), labour disruptions, litigation, the availability of and access to capital, bankruptcy or other insolvency proceedings, changes in technological standards and other events, including those referred to in Performance of critical infrastructure in this section 9.

Some of our suppliers may rely substantially or entirely on the Internet to deliver their products and services, or to conduct electronic transactions. Temporary disruption of their Internet access due to technical or operational difficulties or other events or threats including, but not limited to, those referred to in section 3.3, Principal business risks – Information security (cyber and other threats), may affect their delivery of critical products and services to us.

Our networks are connected with the networks of other telecommunications carriers and suppliers, and we rely on them to deliver some of our services. Temporary or permanent operational failures or service interruptions by these carriers and suppliers due to technical difficulties or other events including, but not limited to, those referred to in the paragraph above, could have an adverse effect on our networks, services, business and financial performance.

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Litigation and other legal matters

Legal proceedings and, in particular, class actions, could have an adverse effect on our business and financial performance.

We become involved in various legal proceedings as part of our business. Plaintiffs within Canada are able to launch and obtain certification of class actions on behalf of a large group of people with increasing ease. Pending or future litigation, including an increase in certified class actions which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business and financial performance. For a description of the principal legal proceedings involving us, please see the section entitled Legal Proceedings contained in the BCE 2014 AIF.

Changes in applicable laws could have an adverse effect on our business and financial performance.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect us. In particular, the adoption by the federal and provincial governments, or agencies thereof, of increasingly stringent consumer protection laws, and the regulations, rules or policies thereunder, could have an adverse effect on our business and financial results.

In addition, Canadian securities laws in various provinces contain provisions setting out statutory civil liability for misrepresentations in continuous disclosure. These provisions facilitate the introduction in Canada of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Significant damages could be awarded by courts in these types of actions should they be successful. Such awards of damages and costs relating to litigation could adversely affect our financial performance.

Financial and capital management

If we are unable to raise the capital we need and generate sufficient cash flows from operations, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.

Our ability to meet our cash requirements and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operations, which is subject to regulatory, competitive, economic, financial, technological and other risk factors described in this MD&A, most of which are not within our control.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. Risk factors such as capital market disruptions, sovereign credit concerns in Europe, fiscal and public indebtedness issues in the U.S., central bank monetary policies, increased bank capitalization regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or to a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures, limit our investment in new businesses, or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations and on our growth prospects.

The expected return of BCE’s Net Debt leverage ratio within its Net Debt leverage ratio target range is subject to certain risks.

The expected return of BCE’s Net Debt leverage ratio within its Net Debt leverage ratio target range is subject to certain assumptions including, in particular, growth in BCE’s Free Cash Flow as well as the application of a portion of excess cash to the reduction of BCE’s indebtedness. Free Cash Flow growth is, in turn, subject to the risk factors and assumptions disclosed in this MD&A. In addition, other acquisitions made by BCE in the future could have an adverse effect on BCE’s Net Debt leverage ratio.

We are exposed to various credit, liquidity and market risks.

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in section 6.6, Financial risk management in this MD&A, and in Note 24 to BCE’s 2014 consolidated financial statements.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates, BCE’s share price and other market conditions could lead to missed opportunities, cash flow shortages, reputational damage, stock and debenture devaluations and challenges in raising capital on market competitive terms.

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Change management and integration

Ineffective change management and the failure to successfully integrate assets could adversely affect our business and our ability to achieve our strategic imperatives.

Corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions and existing business units must be managed carefully to ensure that we capture the intended benefits of such changes. There can be no assurance that planned efficiency initiatives will be completed or that such initiatives, once implemented, will provide the expected benefits. Ineffective change management may adversely affect our operations, financial performance, employee engagement or customer service.

Achieving the anticipated benefits from the integration of business acquisitions and existing business units depends in part on successfully integrating operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies from combining the businesses and operations. Integration requires the dedication of substantial management effort, time and resources, which may divert management’s focus from other strategic opportunities and operational matters during this process. The integration of the activities of our Bell Aliant segment within Bell following the Privatization of Bell Aliant and other integration processes may lead to greater-than-expected operational challenges and costs, expenses, customer loss and business disruption for us and, consequently, the failure to realize, in whole or in part, the anticipated benefits.

Fraud

The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation.

Economic volatility, the complexity of modern networks and the increasing sophistication of criminal organizations create challenges in monitoring, preventing and detecting fraudulent activities. Fraud affecting BCE group companies has evolved beyond the traditional subscription fraud and now includes service, technical, payment and occupational fraud. The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation.

Copyright theft and other unauthorized use of our content could have an adverse effect on Bell Media’s business and financial performance.

Bell Media’s monetization of its intellectual property relies partly on the exclusivity of the content in its offerings and platforms. Copyright theft and other forms of unauthorized use undermine such exclusivity and could potentially divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues. Although piracy is not a new risk to content, new technologies (including tools that undermine technology protection measures) coupled with the failure to enact adequate copyright protection and enforcement measures to keep up with those technologies, present the possibility of increased erosion of content exclusivity.

The theft of our DTH satellite TV services has an adverse effect on Bell TV’s business and financial performance.

Bell TV faces a loss of revenue resulting from the theft of its DTH satellite TV services. As is the case for all other TV distributors, Bell TV has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise or circumvention of Bell TV’s signal security systems. The theft of Bell TV’s services has an adverse effect on Bell TV’s business and financial performance.

Strategy execution and development

Should we fail to achieve any of our strategic imperatives, this could have an adverse effect on our future growth, business and financial results.

We continue to pursue our goal to be recognized by customers as Canada’s leading communications company through focused execution of our six strategic imperatives. Executing on our strategic imperatives requires shifts in employee skills and capital investments to implement our strategies and operating priorities. If our management, processes or employees are not able to adapt to these changes or if required capital is not available on favourable terms, we may fail to achieve certain or all of our strategic imperatives, which could have an adverse effect on our business, financial performance and growth prospects. In particular, our strategies require us to continue to transform our cost structure. Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Our cost reduction objectives require aggressive negotiations with our key suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues. The inability to continue to reduce costs could have an adverse effect, in particular, on our Bell Wireline segment’s profitability.

Successful development of our business strategy is critical to enable the long term success of our business.

Strategy development is critical to the long-term success of any organization. Failure to effectively develop a strategy that balances short-term and long-term vision and to adequately communicate and manage such strategy across business units, could hinder the growth of our business. Failure to achieve strategic alignment within and among business units could have an adverse effect on our long-term growth.

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Tax matters

Income and commodity tax amounts may materially differ from the amounts expected.

Our complex business operations are subject to various tax laws and the adoption of new tax laws or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgement interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

Health and environmental matters

Health concerns about radiofrequency emissions from wireless communication devices, as well as epidemics and other health risks, could have an adverse effect on our business.

Many studies have been performed to assess whether wireless phones, networks and towers pose a potential health risk. Some studies have indicated that radiofrequency emissions may be linked to certain medical conditions, while other studies could not establish such a link between adverse health effects and exposure to radiofrequency emissions. In May 2011, the International Agency for Research on Cancer (IARC) of the World Health Organization (WHO) classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones. In its June 2011 fact sheet on mobile phones, the WHO stated that to date, no adverse health effects have been established as being caused by mobile phone use. There can be no assurance that the conclusions drawn by other health studies concerning radiofrequency emissions will not have an adverse effect on our business and financial performance.

As we deploy new technologies, especially in the wireless area, we face current and potential lawsuits relating to alleged adverse health effects on customers who use such technologies, including wireless communications devices, as well as those relating to our marketing and disclosure practices in connection therewith. As with any litigation, we cannot predict the final outcome of any of the above-mentioned lawsuits and such lawsuits could have an adverse effect on our business and financial performance.

Increasing concern over the use of wireless communication devices, exposure to radiofrequency emissions and the possible related health risks could lead to additional government regulation, which could have an adverse effect on our business and financial performance. Actual or perceived health risks of using wireless communication devices and exposure to radiofrequency emissions could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, higher costs as a result of modifying handsets, wireless internet modems and TV receivers, and relocation of wireless towers or Wi-Fi antennas or addressing incremental legal requirements, an increase in the number of lawsuits filed against us, or reduced outside financing being available to the wireless communications industry.

In addition, public concerns could result in a slower deployment of, or in our inability to deploy, new wireless networks, towers and antennas, or other wireless services such as TV receivers and private or public access points. Industry Canada is responsible for approving radiofrequency equipment and performing compliance assessments. It has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency at home or at work, as its exposure standard. The Safety Code 6 also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields such as mobile phones, Wi-Fi technologies and base station antennas. Industry Canada has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations. We believe that the handsets and devices we sell, as well as our network equipment, comply with all Canadian government safety standards. We also rely on our suppliers to ensure that the network and customer equipment supplied to us meets all applicable safety and regulatory requirements.

In addition, epidemics, pandemics and other health risks could also occur, which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could have an adverse effect on our business and financial performance.

Climate change and other environmental concerns could have an adverse effect on our business.

Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events referred to in Performance of critical infrastructure in this section 9. In addition, increases in energy prices are partly influenced by government policies to address climate change which, combined with a growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations.

Several areas of our operations further raise environmental considerations, such as the storage of fuels, disposal of hazardous residual materials and recovery and recycling of end-of-life electronic products we sell or lease. Failure to recognize and adequately respond to changing governmental and public expectations on environmental matters could result in fines, missed opportunities, additional regulatory scrutiny, or harm our brand and reputation.

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Shareholder distributions and stock market volatility

BCE is dependent on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it.

BCE has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint arrangements and other entities, including, in particular, its direct ownership of the equity of Bell Canada. BCE’s cash flow and, consequently, its ability to pay dividends on its equity securities and service its indebtedness are therefore dependent upon the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it.

BCE’s subsidiaries, joint arrangements and other entities in which it has an interest are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE. In addition, any right of BCE to receive assets of its subsidiaries, joint arrangements and other entities in which it has an interest upon their liquidation or reorganization is structurally subordinated to the prior claims of creditors of such subsidiaries, joint arrangements and other entities.

We cannot guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

The BCE Board reviews from time to time the adequacy of BCE’s dividend policy with the objective of allowing sufficient financial flexibility to continue investing in our business while growing returns to shareholders. Under the current dividend policy, increases in the common share dividend are directly linked to growth in BCE’s Free Cash Flow. BCE’s dividend policy and the declaration of dividends on any of its outstanding shares are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

A major decline in the market price of BCE’s securities may negatively impact our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint arrangements.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise capital, issue debt, retain senior executives and other key employees, make strategic acquisitions or enter into joint arrangements.

Proposed Glentel acquisition

The expected timing and completion of the proposed acquisition of Glentel and of the subsequent divestiture of a 50% ownership stake to Rogers are subject to closing conditions and other risks and uncertainties.

The expected timing and completion of the proposed acquisition by BCE of all of the issued and outstanding shares of wireless retailer Glentel is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals. In addition, the subsequent divestiture of a 50% ownership interest in Glentel to Rogers following the closing of BCE’s acquisition of Glentel is also subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals. There can be no assurance that the proposed transactions will occur, or that they will occur on the timetable or on the terms and conditions currently contemplated. The proposed transactions could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the transactions will be fully realized.

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10 FINANCIAL MEASURES, ACCOUNTING POLICIES AND CONTROLS

10.1 Our accounting policies

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.

We have prepared our consolidated financial statements using IFRS. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. See Note 2 to BCE’s 2014 consolidated financial statements for more information about the accounting principles we use to prepare our consolidated financial statements.

Critical accounting estimates and key judgements

When preparing financial statements, management makes estimates and judgements relating to:

  reported amounts of revenues and expenses
  reported amounts of assets and liabilities
  disclosure of contingent assets and liabilities.

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgements are subject to measurement uncertainty and actual results could differ.

We consider the estimates and judgements described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that were highly uncertain at the time the estimate and judgement were made, and changes to these estimates and judgements could have a material impact on our financial statements and our segments.

Our senior management has reviewed the development and selection of the critical accounting estimates and judgements described in this section with the Audit Committee of the BCE Board.

Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

Our more significant estimates and judgements are described below.

ESTIMATES

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS

We review our estimates of the useful lives of property, plant and equipment and finite-life intangible assets on an annual basis and adjust depreciation or amortization on a prospective basis, if needed.

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

The estimated useful lives of property, plant and equipment and finite-life intangible assets are determined by internal asset life studies, which take into account actual and expected future usage, physical wear and tear, replacement history and assumptions about technology evolution. When factors indicate that assets’ useful lives are different from the prior assessment, we depreciate or amortize the remaining carrying value prospectively over the adjusted estimated useful lives.

Change in accounting estimates

As part of our ongoing annual review of property, plant and equipment and finite-life intangible assets, and to better reflect their useful lives, we increased the lives of certain IT software assets from five years to seven years and reduced the lives of certain network assets, including our CDMA network. The changes have been applied prospectively effective July 1, 2014 and did not have a significant impact on our financial statements.

In 2013, we changed the useful lives of fibre optic cable (excluding submarine cable) from 20 to 25 years, certain customer premise equipment from three and eight years to five years, certain IT and network software from a range of three to five years to a range of three to 12 years, and certain broadcasting equipment from 15 to 20 years to better reflect their useful lives. The changes include increases and decreases to useful lives and have been applied prospectively effective January 1, 2013. On a net basis, depreciation and amortization expense for these assets decreased by $139 million as a result of the changes.

POST-EMPLOYMENT BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued DB pension plan and OPEB obligations. The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.

While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect post-employment benefit obligations and future net post-employment benefit plans cost.

We account for differences between actual and expected results in benefit obligations and plan performance in OCI, which are then recognized immediately in the deficit.

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

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A discount rate is used to determine the present value of the future cash flows that we expect will be needed to settle post-employment benefit obligations.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.

A lower discount rate and a higher life expectancy result in a higher net post-employment benefit obligation and a higher current service cost.

Sensitivity analysis

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		IMPACT ON NET POST-EMPLOYMENT BENEFIT PLANS COST FOR 2014 – INCREASE / (DECREASE)		IMPACT ON POST-EMPLOYMENT BENEFIT OBLIGATION AT DECEMBER 31, 2014 – INCREASE / (DECREASE)

	CHANGE IN	INCREASE IN	DECREASE IN	INCREASE IN	DECREASE IN
	ASSUMPTION	ASSUMPTION	ASSUMPTION	ASSUMPTION	ASSUMPTION
Discount rate	1%	(175)	148	(2,978)	3,428
Mortality rate	25%	(73)	78	(1,423)	1,518

IMPAIRMENT OF NON-FINANCIAL ASSETS

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed quarterly, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, and the discount rate. When impairment charges occur they are recorded in Other income (expense).

In 2014, we recorded a net impairment charge of $105 million relating mainly to our Conventional TV cash generating units (CGU) within our Bell Media segment, of which $67 million was allocated to property, plant and equipment and $38 million to indefinite-life intangible assets. The impairment resulted from a softness in the overall Canadian TV advertising market and higher TV content costs. The charge was determined by comparing the carrying value of the CGU to its fair value less costs of disposal, based on the expected future discounted cash flows for the period of January 1, 2015 to December 31, 2017 using a discount rate of 9.5% and a perpetuity growth rate of nil. The carrying value of our conventional TV CGUs was $327 million at December 31, 2014.

Goodwill impairment testing

We perform an annual test for goodwill impairment in the fourth quarter for each of our CGUs or groups of CGUs to which goodwill is allocated and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

We identify any potential impairment by comparing the carrying value of a CGU or groups of CGUs to its recoverable amount. The recoverable amount of a CGU or groups of CGUs is the higher of its fair value less costs of disposal and its value in use. Fair value less costs of disposal is based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or groups of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or groups of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, BCE’s CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 5 to BCE’s 2014 consolidated financial statements.

Any significant change in each of the estimates used could have a material impact on the calculation of the recoverable amount and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.

We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.

For the Bell Media group of CGUs, a decrease of (0.3%) in the perpetuity growth rate or an increase of 0.2% in the discount rate, would have resulted in its recoverable amount being equal to its carrying value. There were no goodwill impairment charges in 2014 or 2013.

DEFERRED TAXES

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The amount of deferred tax assets is estimated with consideration given to the timing, sources and amounts of future taxable income.

104 BCE Inc. 2014 ANNUAL REPORT
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FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows.

CONTINGENCIES

We become involved in various litigation matters as a part of our business. Pending litigations represent a potential cost to our business. We estimate the amount of the loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

If the final resolution of a legal or regulatory matter results in a judgement against us or requires us to pay a large settlement, it could have a material effect on our consolidated financial statements in the period in which the judgement or settlement occurs. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any cash settlement would be deducted from cash from operating activities.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received from a contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

JUDGEMENTS

POST-EMPLOYMENT BENEFIT PLANS

The determination of the discount rate used to value our post-employment benefit obligations requires judgement. The rate is set by reference to market yields of high quality corporate bonds at the beginning of each fiscal year. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of bonds include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

INCOME TAXES

The calculation of income taxes requires judgement in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on information that currently is available.

Management judgement is used to determine the amounts of deferred tax assets and liabilities and future tax liabilities to be recognized. In particular, judgement is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

MULTIPLE ELEMENT ARRANGEMENTS

Determining the amount of revenue to be recognized for multiple element arrangements requires judgement to establish the separately identifiable components and the allocation of the total price between those components.

CASH GENERATING UNITS

The determination of CGUs or groups of CGUs for the purpose of annual impairment testing requires judgement.

CONTINGENCIES

We accrue a potential loss if we believe a loss is probable and an outflow of resources is likely and can be reasonably estimated, based on information that is available at the time. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any cash settlement would be deducted from cash from operating activities. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies.

The determination of whether a loss is probable from litigation and whether an outflow of resources is likely requires judgement.

Adoption of new or amended accounting standards

As required, effective January 1, 2014, we adopted the following new or amended accounting standards and interpretations on a retrospective basis, none of which had a significant impact on our financial statements.

STANDARD	DESCRIPTION	IMPACT
Amendments to IAS 36 – Impairment of Assets	Provides guidance on recoverable amount disclosures for non-financial assets.	This amendment did not have a significant impact on our financial statements.
Amendments to IAS 39 – Financial Instruments: Recognition and Measurement	Provides guidance on novation of over-the-counter derivatives and continued designation for hedge accounting.	This amendment did not have a significant impact on our financial statements.
Amendments to IAS 32 – Financial Instruments: Presentation	Clarifies the application of the offsetting requirements of financial assets and financial liabilities.	This amendment did not have a significant impact on our financial statements.
International Financial Reporting Interpretations Committee (IFRIC) 21 – Levies	Provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37– Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain.	IFRIC 21 did not have a significant impact on our financial statements.

BCE Inc. 2014 ANNUAL REPORT 105
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Future changes to accounting standards

The following new or amended standards issued by the IASB have an effective date after December 31, 2014 and have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
IFRS 9 – Financial Instruments	Sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy and sell non-financial items. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard establishes a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. It also provides guidance on an entity’s own credit risk relating to financial liabilities and has modified the hedge accounting model to better link the economics of risk management with its accounting treatment. Additional disclosures will also be required under the new standard.	We are currently evaluating the impact of IFRS 9 on our financial statements.	Annual periods beginning on or after January 1, 2018, with early adoption permitted.
Amendments to IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets	Clarifies that a revenue-based approach to calculate depreciation and amortization generally is not appropriate as it does not reflect the consumption of the economic benefits embodied in the related asset.	The amendments to IAS 16 and IAS 38 are not expected to have a significant impact on our financial statements.	Annual periods beginning on or after January 1, 2016, applied prospectively.
Amendments to IFRS 11 – Joint Arrangements	Provides guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3 – Business Combinations. The amended standard requires the acquirer to apply all of the principles on accounting for business combinations in IFRS 3 and other IFRSs except for any principles that conflict with IFRS 11.	The amendments to IFRS 11 are not expected to have a significant impact on our financial statements.	Annual periods beginning on or after January 1, 2016, applied prospectively.
IFRS 15 – Revenue from Contracts with Customers	Establishes principles to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of IAS 17 – Leases or other IFRSs. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1. Identify the contract with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to the performance obligations in the contract

5. Recognize revenue when (or as) the entity satisfies a performance obligation

The new standard also provides guidance relating to contract costs and for the measurement and recognition of gains and losses on the sale of certain non-financial assets such as property and equipment. Additional disclosures will also be required under the new standard.

		IFRS 15 will affect how we account for revenues and contract costs for Bell Wireless and our other segments. We are currently evaluating the impact of IFRS 15 on our financial statements.	Annual periods beginning on or after January 1, 2017, using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach.

10.2 Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

Adjusted EBITDA and Adjusted EBITDA margin

Beginning with Q2 2014, we reference Adjusted EBITDA and Adjusted EBITDA margin as non-GAAP financial measures. These terms replace the previously referenced non-GAAP financial measures EBITDA and EBITDA margin. Our definitions of Adjusted EBITDA and Adjusted EBITDA margin are unchanged from our former definition of EBITDA and EBITDA margin, respectively. Accordingly, this change in terminology has no impact on our reported financial results for prior periods.

The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 5 to BCE’s 2014 consolidated financial statements. We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues.

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We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to Adjusted EBITDA.

	2014	2013
Net earnings	2,718	2,388
Severance, acquisition and other costs	216	406
Depreciation	2,880	2,734
Amortization	572	646
Finance costs
Interest expense	929	931
Interest on post-employment benefit obligations	101	150
Other (income) expense	(42)	6
Income taxes	929	828
Adjusted EBITDA	8,303	8,089
BCE operating revenues	21,042	20,400
Adjusted EBITDA margin	39.5%	39.7%

Adjusted net earnings and Adjusted EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	2014		2013
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	2,363	2.98	1,975	2.55
Severance, acquisition and other costs	148	0.18	299	0.38
Net (gains) losses on investments	(8)	(0.01)	7	0.01
Early debt redemption costs	21	0.03	36	0.05
Adjusted net earnings	2,524	3.18	2,317	2.99

BCE Inc. 2014 ANNUAL REPORT 107
10	FINANCIAL MEASURES, ACCOUNTING POLICIES AND CONTROLS	MD&A

Free Cash Flow and Free Cash Flow per share

The terms Free Cash Flow and Free Cash Flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

As of November 1, 2014, BCE’s Free Cash Flow includes 100% of Bell Aliant’s Free Cash Flow rather than cash dividends received from Bell Aliant. We define Free Cash Flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI.

Prior to November 1, 2014, Free Cash Flow was defined as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant Free Cash Flow.

We define Free Cash Flow per share as Free Cash Flow divided by the average number of common shares outstanding.

We consider Free Cash Flow and Free Cash Flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. We believe that certain investors and analysts also use Free Cash Flow and Free Cash Flow per share to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to Free Cash Flow on a consolidated basis.

	2014	2013
Cash flows from operating activities	6,241	6,476
Bell Aliant dividends to BCE	95	191
Capital expenditures	(3,717)	(3,571)
Cash dividends paid on preferred shares	(134)	(127)
Cash dividends paid by subsidiaries to non-controlling interest	(145)	(283)
Acquisition costs paid	131	80
Voluntary defined benefit pension plan contribution	350	–
Bell Aliant free cash flow	(77)	(195)
Free cash flow	2,744	2,571
Average number of common shares outstanding (millions)	793.7	775.8
Free cash flow per share	3.46	3.31

Net Debt

The term Net Debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define Net Debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statement of financial position. We include 50% of outstanding preferred shares in our Net Debt as it is consistent with the treatment by certain credit rating agencies.

We consider Net Debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use Net Debt to determine a company’s financial leverage. Net Debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	2014	2013
Debt due within one year	3,743	2,571
Long-term debt	16,355	16,341
50% of outstanding preferred shares	2,002	1,698
Cash and cash equivalents	(566)	(335)
Net Debt	21,534	20,275

108 BCE Inc. 2014 ANNUAL REPORT
	MD&A	FINANCIAL MEASURES, ACCOUNTING POLICIES AND CONTROLS	10

KPIs

We use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
Capital intensity	Capital expenditures divided by operating revenues.
ARPU	Average revenue per user or subscriber is certain service revenues divided by the average subscriber base for the specified period.
Churn	Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base. It is a measure of monthly customer turnover.
COA	COA is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.
Dividend payout ratio	Dividends paid on common shares divided by Free Cash Flow.
Net Debt to Adjusted EBITDA	As of Q4 2014, we report Net Debt to Adjusted EBITDA ratio at the BCE level as opposed to the Bell level. Comparative figures are also reported at the BCE level.

Net Debt to Adjusted EBITDA is BCE Net Debt divided by Adjusted EBITDA. Net Debt is debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. For the purposes of calculating our Net Debt to Adjusted EBITDA ratio, Adjusted EBITDA is defined as twelve-month trailing BCE Adjusted EBITDA.

Adjusted EBITDA to net interest expense	As of Q4 2014, we report Adjusted EBITDA to net interest expense ratio at the BCE level as opposed to the Bell level. Comparative figures are also reported at the BCE level.

Adjusted EBITDA to net interest expense is Adjusted EBITDA divided by net interest expense. For the purposes of calculating our Adjusted EBITDA to net interest expense ratio, Adjusted EBITDA is defined as twelve-month trailing BCE Adjusted EBITDA. Net interest expense is twelve-month trailing BCE interest expense excluding interest on post-employment benefit obligations and including 50% of preferred dividends.

10.3 Effectiveness of internal controls

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian or U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws, and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE’s President and CEO and Executive Vice-President and CFO, to allow timely decisions regarding required disclosure.

As at December 31, 2014, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2014.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109. Our internal control over financial reporting is a process designed under the supervision of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our internal control over financial reporting as at December 31, 2014, based on the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework).

Based on that evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as at December 31, 2014.

There have been no changes during the year ended December 31, 2014 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BCE Inc. 2014 ANNUAL REPORT 109
REPORTS ON INTERNAL CONTROL

REPORTS ON INTERNAL CONTROL

Management’s report on internal control over financial reporting

The management of BCE Inc. (BCE) is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of BCE to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of BCE, the effectiveness of our internal control over financial reporting as at December 31, 2014, based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework).

Based on that evaluation, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of BCE concluded that our internal control over financial reporting was effective as at December 31, 2014. There were no material weaknesses that have been identified by management of BCE in internal control over financial reporting as at December 31, 2014.

Our internal control over financial reporting as at December 31, 2014 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited our consolidated financial statements for the year ended December 31, 2014. Deloitte LLP issued an unqualified opinion on the effectiveness of our internal control over financial reporting as at December 31, 2014.

(signed) George A. Cope
President and Chief Executive Officer

(signed) Siim A. Vanaselja
Executive Vice-President and Chief Financial Officer

(signed) Thierry Chaumont
Senior Vice-President and Controller

March 5, 2015

110 BCE Inc. 2014 ANNUAL REPORT
REPORTS ON INTERNAL CONTROL

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of BCE Inc.

We have audited the internal control over financial reporting of BCE Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 5, 2015 expressed an unmodified opinion on those financial statements.

(signed) Deloitte LLP(1)
Independent Registered Chartered Professional Accountants

Montréal, Canada
March 5, 2015

(1) CPA auditor, CA, public accountancy permit No. A104644

BCE Inc. 2014 ANNUAL REPORT 111
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

Management’s responsibility for financial reporting

These financial statements form the basis for all of the financial information that appears in this annual report.

The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. (BCE) and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte LLP, Independent Registered Chartered Professional Accountants, have audited the financial statements.

Management has prepared the financial statements according to International Financial Reporting Standards (IFRS). Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.

The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities on page 156 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) George A. Cope
President and Chief Executive Officer

(signed) Siim A. Vanaselja
Executive Vice-President and Chief Financial Officer

(signed) Thierry Chaumont
Senior Vice-President and Controller

March 5, 2015

112 BCE Inc. 2014 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of BCE Inc.

We have audited the accompanying consolidated financial statements of BCE Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BCE Inc. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

OTHER MATTER

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) Deloitte LLP(1)
Independent Registered Chartered Professional Accountants

Montréal, Canada
March 5, 2015

(1) CPA auditor, CA, public accountancy permit No. A104644

BCE Inc. 2014 ANNUAL REPORT 113
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)	NOTE	2014	2013
Operating revenues	5	21,042	20,400
Operating costs	5,6	(12,739)	(12,311)
Severance, acquisition and other costs	5,7	(216)	(406)
Depreciation	5,14	(2,880)	(2,734)
Amortization	5,15	(572)	(646)
Finance costs
Interest expense	8	(929)	(931)
Interest on post-employment benefit obligations	22	(101)	(150)
Other income (expense)	9	42	(6)
Income taxes	10	(929)	(828)
Net earnings		2,718	2,388
Net earnings attributable to:
Common shareholders		2,363	1,975
Preferred shareholders		137	131
Non-controlling interest	29	218	282
Net earnings		2,718	2,388
Net earnings per common share
Basic	11	2.98	2.55
Diluted	11	2.97	2.54
Average number of common shares outstanding – basic (millions)		793.7	775.8

Consolidated statements of comprehensive income

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2014	2013
Net earnings		2,718	2,388
Other comprehensive (loss) income, net of income taxes
Items that will be reclassified subsequently to net earnings
Net change in value of available-for-sale financial assets, net of income taxes of nil for 2014 and 2013		58	(6)
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($13) million and ($9) million for 2014 and 2013, respectively		34	28
Items that will not be reclassified to net earnings
Actuarial (losses) gains on post-employment benefit plans, net of income taxes of $253 million and ($380) million for 2014 and 2013, respectively	22	(685)	1,036
Other comprehensive (loss) income		(593)	1,058
Total comprehensive income		2,125	3,446
Total comprehensive income attributable to:
Common shareholders		1,862	2,872
Preferred shareholders		137	131
Non-controlling interest	29	126	443
Total comprehensive income		2,125	3,446

114 BCE Inc. 2014 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	DECEMBER 31, 2014	DECEMBER 31, 2013
ASSETS
Current assets
Cash		142	220
Cash equivalents		424	115
Trade and other receivables	12	3,069	3,043
Inventory	13	333	383
Prepaid expenses		379	415
Assets held for sale	4	3	719
Other current assets		198	175
Total current assets		4,548	5,070
Non-current assets
Property, plant and equipment	14	21,327	20,743
Intangible assets	15	10,224	9,552
Deferred tax assets	10	162	165
Investments in associates and joint ventures	16	776	775
Other non-current assets	17	875	698
Goodwill	18	8,385	8,381
Total non-current assets		41,749	40,314
Total assets		46,297	45,384
LIABILITIES
Current liabilities
Trade payables and other liabilities	19	4,398	4,339
Interest payable		145	147
Dividends payable		534	466
Current tax liabilities		269	367
Debt due within one year	20	3,743	2,571
Total current liabilities		9,089	7,890
Non-current liabilities
Long-term debt	21	16,355	16,341
Deferred tax liabilities	10	1,321	1,318
Post-employment benefit obligations	22	2,772	2,127
Other non-current liabilities	23	1,521	1,458
Total non-current liabilities		21,969	21,244
Total liabilities		31,058	29,134
Commitments and contingencies	27

EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,25	4,004	3,395
Common shares	3,25	16,717	13,629
Contributed surplus	3	1,141	2,615
Accumulated other comprehensive income		97	14
Deficit	3	(7,013)	(4,642)
Total equity attributable to BCE shareholders		14,946	15,011
Non-controlling interest	3,29	293	1,239
Total equity		15,239	16,250
Total liabilities and equity		46,297	45,384

BCE Inc. 2014 ANNUAL REPORT 115
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of changes in equity

		ATTRIBUTABLE TO BCE SHAREHOLDERS
					ACCUMU-
					LATED
					OTHER
					COMPRE-			NON-
				CONTRI-	HENSIVE			CONTROL-
FOR THE YEAR ENDED DECEMBER 31, 2014		PREFERRED	COMMON	BUTED	INCOME			LING	TOTAL
(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	SHARES	SHARES	SURPLUS	(LOSS)	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2014		3,395	13,629	2,615	14	(4,642)	15,011	1,239	16,250
Net earnings		–	–	–	–	2,500	2,500	218	2,718
Other comprehensive (loss) income		–	–	–	90	(591)	(501)	(92)	(593)
Total comprehensive income		–	–	–	90	1,909	1,999	126	2,125
Common shares issued under stock option plan	25	–	53	(4)	–	–	49	–	49
Common shares issued under employee savings plan	25	–	107	–	–	–	107	–	107
Other share-based compensation		–	–	29	–	(4)	25	7	32
Dividends declared on BCE common and preferred shares		–	–	–	–	(2,098)	(2,098)	–	(2,098)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(145)	(145)
Privatization of Bell Aliant	3	609	2,928	(1,499)	(7)	(2,143)	(112)	(877)	(989)
Privatization transaction costs		–	–	–	–	(35)	(35)	(5)	(40)
Other		–	–	–	–	–	–	(52)	(52)
Balance at December 31, 2014		4,004	16,717	1,141	97	(7,013)	14,946	293	15,239

		ATTRIBUTABLE TO BCE SHAREHOLDERS
					ACCUMU-
					LATED
					OTHER
					COMPRE-			NON-
				CONTRI-	HENSIVE			CONTROL-
FOR THE YEAR ENDED DECEMBER 31, 2013		PREFERRED	COMMON	BUTED	INCOME			LING	TOTAL
(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	SHARES	SHARES	SURPLUS	(LOSS)	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2013		3,395	13,611	2,557	(6)	(5,682)	13,875	850	14,725
Net earnings		–	–	–	–	2,106	2,106	282	2,388
Other comprehensive income		–	–	–	20	877	897	161	1,058
Total comprehensive income		–	–	–	20	2,983	3,003	443	3,446
Common shares issued under stock option plan	25	–	14	(1)	–	–	13	–	13
Common shares issued under employee savings plan	25	–	4	–	–	–	4	–	4
Other share-based compensation		–	–	59	–	2	61	5	66
Dividends declared on BCE common and preferred shares		–	–	–	–	(1,938)	(1,938)	–	(1,938)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(290)	(290)
Equity securities issued by subsidiaries to non-controlling interest		–	–	–	–	–	–	225	225
Equity transaction with non-controlling interest		–	–	–	–	(7)	(7)	6	(1)
Balance at December 31, 2013		3,395	13,629	2,615	14	(4,642)	15,011	1,239	16,250

116 BCE Inc. 2014 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2014	2013
Cash flows from operating activities
Net earnings		2,718	2,388
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	7	216	406
Depreciation and amortization	14,15	3,452	3,380
Post-employment benefit plans cost	22	377	442
Net interest expense		921	924
(Gains) losses on investments	9	(10)	7
Income taxes	10	929	828
Contributions to post-employment benefit plans	22	(683)	(341)
Payments under other post-employment benefit plans	22	(73)	(73)
Severance and other costs paid		(190)	(203)
Acquisition costs paid		(131)	(80)
Interest paid		(907)	(879)
Income taxes paid (net of refunds)		(743)	(470)
Net change in operating assets and liabilities		365	147
Cash flows from operating activities		6,241	6,476
Cash flows used in investing activities
Capital expenditures	5	(3,717)	(3,571)
Business acquisitions	4	(18)	(2,850)
Business dispositions	4	720	1
Acquisition of spectrum licences	15	(566)	–
Other investing activities		11	19
Cash flows used in investing activities		(3,570)	(6,401)
Cash flows (used in) from financing activities
Increase in notes payable and bank advances		469	272
Issue of long-term debt	21	1,428	4,438
Repayment of long-term debt	21	(1,113)	(2,495)
Early debt redemption costs	9,21	(4)	(55)
Privatization of Bell Aliant	3	(989)	–
Issue of common shares		49	13
Issue of equity securities by subsidiaries to non-controlling interest		–	230
Cash dividends paid on common shares		(1,893)	(1,795)
Cash dividends paid on preferred shares		(134)	(127)
Cash dividends paid by subsidiaries to non-controlling interest		(145)	(283)
Other financing activities		(108)	(67)
Cash flows (used in) from financing activities		(2,440)	131
Net (decrease) increase in cash		(78)	101
Cash at beginning of period		220	119
Cash at end of period		142	220
Net increase in cash equivalents		309	105
Cash equivalents at beginning of period		115	10
Cash equivalents at end of period		424	115

BCE Inc. 2014 ANNUAL REPORT 117
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates; Bell means our Bell Wireless, Bell Wireline and Bell Media segments on an aggregate basis; and Bell Aliant means, as the context may require, until December 31, 2014, either Bell Aliant Inc. or, collectively, Bell Aliant Inc., its subsidiaries and associates, or after December 31, 2014, Bell Aliant Regional Communications Inc. or, collectively, Bell Aliant Regional Communications Inc. and its subsidiaries and associates.

Note 1 Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional, specialty and pay TV, digital media, and radio broadcasting services to customers across Canada and out-of-home advertising services. The consolidated financial statements (financial statements) were approved by BCE’s board of directors on March 5, 2015.

Note 2 Significant accounting policies

a) Basis of presentation

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as described in our accounting policies.

All amounts are in millions of Canadian dollars, except where noted.

FUNCTIONAL CURRENCY

The financial statements are presented in Canadian dollars, the company’s functional currency.

b) Basis of consolidation

We consolidate the financial statements of all our subsidiaries. Subsidiaries are entities we control, where control is achieved when the company is exposed or has the right to variable returns from its involvement with the investee and has the current ability to direct the activities of the investee that significantly affect the investee’s returns.

The results of subsidiaries acquired (sold) during the year are (de-)consolidated from the date of acquisition (disposal). Where necessary, adjustments are made to the financial statements of acquired subsidiaries to conform their accounting policies with ours. All intercompany transactions, balances, income and expenses are eliminated on consolidation.

Changes in BCE’s ownership interest in a subsidiary that do not result in a change of control are accounted for as equity transactions, with no effect on net earnings or on other comprehensive income.

At December 31, 2013, BCE owned 44.1% of Bell Aliant, with the remaining 55.9% publicly held. BCE consolidated Bell Aliant as control was achieved through its right to appoint a majority of the board of directors of Bell Aliant. On October 31, 2014, BCE completed its acquisition of all of the issued and outstanding common shares of Bell Aliant that it did not already own (Privatization). Refer to Note 3, Privatization of Bell Aliant for further information.

c) Revenue recognition

We recognize revenues from the sale of products or the rendering of services when they are earned; specifically when all the following conditions are met:

  the significant risks and rewards of ownership are transferred to customers and we retain neither continuing managerial involvement nor effective control there is clear evidence that an arrangement exists
  the amount of revenues and related costs can be measured reliably it is probable that the economic benefits associated with the transaction will flow to the company

In particular, we recognize:

  fees for local, long distance and wireless services when we provide the services other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, over the term of the contract subscriber revenues when customers receive the service

118 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  revenues from the sale of equipment when the equipment is delivered and accepted by customers revenues on long-term contracts as services are provided, equipment is delivered and accepted, and contract milestones are met advertising revenue, net of agency commissions, when advertisements are aired on radio or TV, posted on our website, or appear on the company’s advertising panels and street furniture

We measure revenues at the fair value of the arrangement consideration. We record payments we receive in advance, including upfront non-refundable payments, as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues are presented in Trade payables and other liabilities or in Other non-current liabilities on the consolidated statements of financial position (statements of financial position).

Revenues are reduced for customer rebates and allowances and exclude sales and other taxes we collect from our customers.

We expense subscriber acquisition costs when the related services are activated.

MULTIPLE-ELEMENT ARRANGEMENTS

We enter into arrangements that may include the sale of a number of products and services together, primarily to our wireless and business customers. When two or more products or services have value to our customers on a stand-alone basis, we separately account for each product or service according to the methods previously described. The total price to the customer is allocated to each product or service based on its relative fair value. When an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non-contingent amount.

If the conditions to account for each product or service separately are not met, we recognize revenues proportionately over the term of the sale agreement.

SUBCONTRACTED SERVICES

We may enter into arrangements with subcontractors and others who provide services to our customers. When we act as the principal in these arrangements, we recognize revenues based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenues.

d) Share-based payments

Our equity-settled share-based payment arrangements include stock options, restricted share units and performance share units (RSUs/ PSUs), deferred share units (DSUs) and employee savings plans (ESPs).

STOCK OPTIONS

We use a fair value-based method to measure the cost of our employee stock options, based on the number of stock options that are expected to vest. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of stock options that are expected to vest.

We credit contributed surplus for stock option expense recognized over the vesting period. When stock options are exercised, we credit share capital for the amount received and the amounts previously credited to contributed surplus.

RSUs/PSUs

For each RSU/PSU granted, we recognize compensation expense equal to the market value of a BCE common share at the date of grant based on the number of RSUs/PSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus. Additional RSUs/PSUs are issued to reflect dividends declared on the common shares.

Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs/PSUs that are expected to vest. The effect of these changes is recognized in the period of the change. Upon settlement of the RSUs/PSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit. Vested RSUs/PSUs are settled in BCE common shares, DSUs, or a combination thereof.

DSUs

If compensation is elected to be taken in DSUs we issue DSUs equal to the fair value of the services received. Additional DSUs are issued to reflect dividends declared on the common shares. DSUs are settled in BCE common shares purchased on the open market following the cessation of employment or when a director leaves the board. We credit contributed surplus for the fair value of DSUs at the issue date. Upon settlement of the DSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

ESPs

We recognize our contributions to our ESPs as compensation expense. Employer ESP contributions accrue over a two-year vesting period. We credit contributed surplus for the ESP expense recognized over the vesting period, based on management’s estimate of the accrued contributions that are expected to vest. Upon settlement of the ESPs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

e) Income and other taxes

Current and deferred income tax expense is recognized in the consolidated income statements (income statements), except to the extent that the expense relates to items recognized in other comprehensive income or directly in equity.

A current or non-current tax asset (liability) is the estimated tax receivable (payable) on taxable earnings for the current or past periods. We also record future tax liabilities, which are included in Other non-current liabilities.

BCE Inc. 2014 ANNUAL REPORT 119
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We use the liability method to account for deferred tax assets and liabilities, which arise from:

  temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax bases the carryforward of unused tax losses and credits, to the extent they can be used in the future

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax liabilities are, where permitted, offset against tax assets within the same taxable entity and tax jurisdiction.

INVESTMENT TAX CREDITS (ITCs), OTHER TAX CREDITS AND GOVERNMENT GRANTS

We recognize ITCs, other tax credits and government grants given on eligible expenditures when it is reasonably assured that they will be realized. They are presented as part of Trade and other receivables when they are expected to be utilized in the next year. We use the cost reduction method to account for ITCs and government grants, under which the credits are applied against the expense or asset to which the ITC or government grant relates.

f) Cash equivalents

Cash equivalents are comprised of highly liquid investments with original maturities of three months or less from the date of purchase.

g) Securitization of trade receivables

Proceeds on the securitization of trade receivables are recognized as a collateralized borrowing as we do not transfer control and substantially all the risks and rewards of ownership to another entity.

h) Inventory

We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment held for resale and the weighted average cost formula for all other inventory. We maintain inventory valuation reserves for inventory that is slow-moving or obsolete, calculated using an inventory ageing analysis.

i) Property, plant and equipment

We record property, plant and equipment at historical cost. Historical cost includes expenditures that are attributable directly to the acquisition or construction of the asset, including the purchase cost, and labour.

Borrowing costs are capitalized for qualifying assets if the time to build or develop is in excess of one year.

We initially measure and record asset retirement obligations at management’s best estimate using a present value methodology, adjusted subsequently for any changes in the timing or amount of the cash flows and changes in discount rates. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the asset retirement obligation and record a corresponding amount in interest expense to reflect the passage of time.

Gains or losses on the sale or retirement of property, plant and equipment are recorded in Other income (expense) in the income statements.

LEASES

Leases of property, plant and equipment are recognized as finance leases when we obtain substantially all the risks and rewards of ownership of the underlying assets. At the inception of the lease, we record an asset together with a corresponding long-term lease liability, at the lower of the fair value of the leased asset or the present value of the minimum future lease payments. If there is reasonable certainty that the lease transfers ownership of the asset to us by the end of the lease term, the asset is amortized over its useful life. Otherwise, the asset is amortized over the shorter of its useful life and the lease term. The long-term lease liability is measured at amortized cost using the effective interest method.

All other leases are classified as operating leases. Operating lease payments are expensed on a straight-line basis over the term of the lease.

120 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

j) Intangible assets

FINITE-LIFE INTANGIBLE ASSETS

Finite-life intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any.

SOFTWARE

We record internal-use software at historical cost. Cost includes expenditures that are attributable directly to the acquisition or development of the software, including the purchase cost, and labour.

Software development costs are capitalized when all the following conditions are met:

  technical feasibility can be demonstrated
  management has the intent and the ability to complete the asset for use or sale it is probable that economic benefits will be generated
  costs attributable to the asset can be measured reliably

CUSTOMER RELATIONSHIPS

Customer relationship assets are acquired through business combinations and are recorded at fair value at the date of acquisition.

PROGRAM AND FEATURE FILM RIGHTS

We account for program and feature film rights as intangible assets when these assets are acquired for the purpose of broadcasting. Program and feature film rights, which include producer advances and licence fees paid in advance of receipt of the program or film, are stated at acquisition cost less accumulated amortization and accumulated impairment losses, if any. Programs and feature films under licence agreements are recorded as assets and liabilities for rights acquired and obligations incurred when:

  the company receives a broadcast master and the cost is known or reasonably determinable for new program and feature film licences the licence term commences for licence period extensions or syndicated programs.

Programs and feature films are classified as non-current assets with related liabilities classified as current or non-current, based on the payment terms. Amortization of program and feature film rights is recorded in Operating costs in the income statements.

INDEFINITE-LIFE INTANGIBLE ASSETS

Brand assets, mainly comprised of the Bell and Bell Media brands, and broadcast licences are acquired through business combinations and are recorded at fair value at the date of acquisition, less accumulated impairment losses, if any. Wireless spectrum licences are recorded at acquisition cost, including borrowing costs when the time to build or develop the related network is in excess of one year.

Currently there are no legal, regulatory, competitive or other factors that limit the useful lives of our brands or spectrum licences.

k) Depreciation and amortization

We depreciate property, plant and equipment and amortize finite-life intangible assets on a straight-line basis over their estimated useful lives. We review our estimates of useful lives on an annual basis and adjust depreciation and amortization on a prospective basis, if needed. Land and assets under construction or development are not depreciated.

ESTIMATED USEFUL LIFE
Property, plant and equipment
Network infrastructure and equipment	2 to 50 years
Buildings	5 to 50 years
Finite-life intangible assets
Software	2 to 12 years
Customer relationships	6 to 30 years
Program and feature film rights	Up to 5 years

l) Investments in associates and joint arrangements

Our financial statements incorporate our share of the results of our associates and joint ventures using the equity method of accounting, except when the investment is classified as held for sale. Equity income from investments is recorded in Other income (expense) in the income statements.

Investments in associates and joint ventures are recognized initially at cost and adjusted thereafter to include the company’s share of income or loss and comprehensive income on an after-tax basis. Investments are reviewed for impairment by comparing their recoverable amount to their carrying amount.

We recognize our share of the assets, liabilities, revenues and expenses of joint operations in accordance with the related contractual agreements.

BCE Inc. 2014 ANNUAL REPORT 121
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

m) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred.

Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair values at the date of acquisition. When we acquire control of a business, any previously-held equity interest also is remeasured to fair value. The excess of the purchase consideration and any previously-held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously-held equity interest, the difference is recognized in earnings immediately as a bargain purchase gain.

Changes in our ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Any difference between the change in the carrying amount of non-controlling interest (NCI) and the consideration paid or received is attributed to owner’s equity.

n) Impairment of non-financial assets

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed quarterly, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

GOODWILL IMPAIRMENT TESTING

We perform an annual test for goodwill impairment in the fourth quarter for each of our cash generating units (CGUs) or groups of CGUs to which goodwill is allocated and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

We identify any potential impairment by comparing the carrying value of a CGU or groups of CGU to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Fair value less costs of disposal is based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, BCE’s CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 5, Segmented information.

o) Financial instruments

AVAILABLE-FOR-SALE (AFS) FINANCIAL ASSETS

Our portfolio investments in equity securities are classified as AFS and are presented in our statements of financial position as Other non-current assets. They have been designated as such based on management’s intentions or because they are not classified in any other categories. These securities are recorded at fair value on the date of acquisition, including related transaction costs, and are adjusted to fair value at each reporting date. The corresponding unrealized gains and losses are recorded in other comprehensive income and are reclassified to Other income (expense) in the income statements when realized or when an impairment is determined.

TRADE AND OTHER RECEIVABLES

Trade and other receivables, which include trade receivables and other short-term receivables, are measured at amortized cost using the effective interest method, net of any allowance for doubtful accounts. An allowance for doubtful accounts is established based on individually significant exposures or on historical trends. Factors considered when establishing an allowance include current economic conditions, historical information and the reason for the delay in payment. Amounts considered uncollectible are written off.

OTHER FINANCIAL LIABILITIES

Other financial liabilities, which include trade payables and accruals, compensation payable, obligations imposed by the Canadian Radio-television and Telecommunications Commission (CRTC), interest payable and long-term debt, are recorded at amortized cost using the effective interest method.

COSTS OF ISSUING DEBT AND EQUITY

The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method. The cost of issuing equity is reflected in the consolidated statements of changes in equity as a charge to the deficit.

122 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

p) Derivative financial instruments

We use derivative financial instruments to manage interest rate risk, foreign currency risk and cash flow exposures related to share-based payment plans, capital expenditures, long-term debt instruments and purchase commitments. We do not use derivative financial instruments for speculative or trading purposes.

HEDGE ACCOUNTING

To qualify for hedge accounting, we document the relationship between the derivative and the related identified risk exposure and our risk management objective and strategy. This includes associating each derivative to a specific asset or liability, a specific firm commitment, or a specific anticipated transaction.

We assess the effectiveness of a derivative in managing an identified risk exposure when hedge accounting is initially applied, and on an ongoing basis thereafter. If a hedge becomes ineffective, we stop using hedge accounting.

FAIR VALUE HEDGES

Our fair value hedges consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate long-term debt. These swaps involve exchanging interest payments without exchanging the notional amount on which the payments are based. We record the exchange of payments as an adjustment to interest expense on the hedged debt. We include the related net receivable or payable from counterparties in Other current assets or Trade payables and other liabilities for swaps due within one year and in Other non-current assets or Other non-current liabilities for swaps that have a maturity of more than one year. Changes in the fair value of these derivatives and the related long-term debt are recognized in Other income (expense) in the income statements and offset, unless a portion of the hedging relationship is ineffective.

CASH FLOW HEDGES

Our cash flow hedges are used to mitigate foreign currency risk on certain long-term debt instruments and purchase commitments, as well as interest rate risk related to future debt issuances. We use foreign currency forward contracts to manage the exposure to anticipated transactions denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in our consolidated statements of comprehensive income (statements of comprehensive income), except for any ineffective portion, which is recognized immediately in earnings. Realized gains and losses in Accumulated other comprehensive income (loss) are reclassified to the income statements in the same periods as the corresponding hedged items are recognized in earnings. Cash flow hedges that mature within one year are included in Other current assets or Trade payables and other liabilities, whereas hedges that have a maturity of more than one year are included in Other non-current assets or Other non-current liabilities.

We use cross currency basis swaps to manage our U.S. dollar borrowings under our unsecured committed term credit facility. Changes in the fair value of these derivatives and the related credit facility are recognized in Other income (expense) in the income statements and offset, unless a portion of the hedging relationship is ineffective.

DERIVATIVES USED AS ECONOMIC HEDGES

Derivatives used to manage cash flow exposures related to share-based payment plans and capital expenditures are marked to market each reporting period because they do not qualify for hedge accounting. The changes in fair value of these financial assets and liabilities are recorded in Other income (expense) in the income statements.

q) Post-employment benefit plans

DEFINED BENEFIT (DB) AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS

We maintain DB pension plans that provide pension benefits for certain employees. Benefits are based on the employee’s length of service and average rate of pay during the highest paid consecutive five years of service. Most employees are not required to contribute to the plans. The plans provide cost of living adjustments to help protect the income of retired employees against inflation.

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service.

We provide OPEBs to some of our employees, including:

  healthcare and life insurance benefits during retirement, which are being phased out over a ten-year period ending on December 31, 2016. We do not fund most of these OPEB plans.
  other benefits, including workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.

We accrue our obligations and related costs under post-employment benefit plans, net of the fair value of the benefit plan assets. Pension and OPEB costs are determined using:

  the projected unit credit method, prorated on years of service, which takes into account future pay levels a discount rate based on market interest rates of high-quality corporate bonds with maturities that match the timing of benefits expected to be paid under the plans management’s best estimate of pay increases, retirement ages of employees, expected healthcare costs and life expectancy

We value post-employment benefit plan assets at fair value using current market values.

Post-employment benefit plans current service cost is included in operating costs. Interest on our post-employment benefit obligations is recognized in net earnings and represents the accretion of interest on the net obligations under the post-employment benefit plans. The interest rate is based on market conditions that existed at the beginning of the year. Actuarial gains and losses for all post-employment benefit plans are recorded in other comprehensive income in the period in which they occur and are recognized immediately in the deficit.

BCE Inc. 2014 ANNUAL REPORT 123
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31 is the measurement date for our significant post-employment benefit plans. Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued DB pension plan and OPEB obligations. The most recent actuarial valuation of our significant pension plans was December 31, 2013.

DEFINED CONTRIBUTION (DC) PENSION PLANS

We maintain DC pension plans that provide certain employees with benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of the employee’s salary.

We recognize a post-employment benefit plans service cost for DC pension plans when the employee provides service to the company, essentially coinciding with our cash contributions.

Generally, new employees can participate only in the DC pension plans.

r) Provisions

Provisions are recognized when all the following conditions are met:

  the company has a present legal or constructive obligation based on past events it is probable that an outflow of economic resources will be required to settle the obligation the amount can be reasonably estimated

Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. The present value is determined using current market assessments of the discount rate and risks specific to the obligation. The obligation increases as a result of the passage of time, resulting in interest expense.

s) Estimates and key judgements

When preparing financial statements, management makes estimates and judgements relating to:

  reported amounts of revenues and expenses
  reported amounts of assets and liabilities
  disclosure of contingent assets and liabilities

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgements are subject to measurement uncertainty and actual results could differ. Our more significant estimates and judgements are described below.

ESTIMATES

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

POST-EMPLOYMENT BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.

A lower discount rate and a higher life expectancy result in a higher net post-employment benefit obligation and a higher current service cost.

IMPAIRMENT OF NON-FINANCIAL ASSETS

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, and the discount rate.

DEFERRED TAXES

The amount of deferred tax assets is estimated with consideration given to the timing, sources and amounts of future taxable income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows.

CONTINGENCIES

We become involved in various litigation matters as a part of our business. Pending litigations represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

124 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received from a contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

JUDGEMENTS

POST-EMPLOYMENT BENEFIT PLANS

The determination of the discount rate used to value our post-employment benefit obligations requires judgement. The rate is set by reference to market yields of high-quality corporate bonds at the beginning of each fiscal year. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of bonds include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

INCOME TAXES

The calculation of income taxes requires judgement in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on information that currently is available.

Management judgement is used to determine the amounts of deferred tax assets and liabilities and future tax liabilities to be recognized. In particular, judgement is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

MULTIPLE ELEMENT ARRANGEMENTS

Determining the amounts of revenue to be recognized for multiple element arrangements requires judgement to establish the separately identifiable components and the allocation of the total price between those components.

CASH GENERATING UNITS

The determination of CGUs or groups of CGUs for the purpose of annual impairment testing requires judgement.

CONTINGENCIES

The determination of whether a loss is probable from litigation and whether an outflow of resources is likely requires judgement.

t) Change in accounting estimate

As part of our ongoing annual review of property, plant and equipment and finite-life intangible assets, and to better reflect their useful lives, we increased the lives of certain information technology (IT) software assets from 5 to 7 years and reduced the lives of certain network assets, including our code division multiple access (CDMA) network. The changes have been applied prospectively effective July 1, 2014 and did not have a significant impact on our financial statements.

u) Adoption of new or amended accounting standards

As required, effective January 1, 2014, we adopted the following new or amended accounting standards and interpretations on a retrospective basis, none of which had a significant impact on our financial statements.

STANDARD	DESCRIPTION	IMPACT
Amendments to International Accounting Standard (IAS) 36 – Impairment of Assets	Provides guidance on recoverable amount disclosures for non-financial assets.	This amendment did not have a significant impact on our financial statements.
Amendments to IAS 39 – Financial Instruments: Recognition and Measurement	Provides guidance on novation of over-the-counter derivatives and continued designation for hedge accounting.	This amendment did not have a significant impact on our financial statements.
Amendments to IAS 32 – Financial Instruments: Presentation	Clarifies the application of the offsetting requirements of financial assets and financial liabilities.	This amendment did not have a significant impact on our financial statements.
International Financial Reporting Interpretations Committee (IFRIC) 21 – Levies

Provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain.

IFRIC 21 did not have a significant impact on our financial statements.

BCE Inc. 2014 ANNUAL REPORT 125
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

v) Future changes to accounting standards

The following new or amended standards issued by the IASB have an effective date after December 31, 2014 and have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
IFRS 9 – Financial Instruments

Sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy and sell non-financial items. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard establishes a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. It also provides guidance on an entity’s own credit risk relating to financial liabilities and has modified the hedge accounting model to better link the economics of risk management with its accounting treatment. Additional disclosures will also be required under the new standard.

		We are currently evaluating the impact of IFRS 9 on our financial statements.	Annual periods beginning on or after January 1, 2018, with early adoption permitted.
Amendments to IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets

Clarifies that a revenue-based approach to calculate depreciation and amortization generally is not appropriate as it does not reflect the consumption of the economic benefits embodied in the related asset.

		The amendments to IAS 16 and IAS 38 are not expected to have a significant impact on our financial statements.	Annual periods beginning on or after January 1, 2016, applied prospectively.
Amendments to IFRS 11 – Joint Arrangements

Provides guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3 – Business Combinations. The amended standard requires the acquirer to apply all of the principles on accounting for business combinations in IFRS 3 and other IFRSs except for any principles that conflict with IFRS 11.

		The amendments to IFRS 11 are not expected to have a significant impact on our financial statements.	Annual periods beginning on or after January 1, 2016, applied prospectively.
IFRS 15 – Revenue from Contracts with Customers

Establishes principles to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of IAS 17 – Leases or other IFRSs. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1. Identify the contract with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to the performance obligations in the contract

5. Recognize revenue when (or as) the entity satisfies a performance obligation

The new standard also provides guidance relating to contract costs and for the measurement and recognition of gains and losses on the sale of certain non-financial assets such as property and equipment. Additional disclosures will also be required under the new standard.

		IFRS 15 will affect how we account for revenues and contract costs for Bell Wireless and our other segments. We are currently evaluating the impact of IFRS 15 on our financial statements.	Annual periods beginning on or after January 1, 2017, using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach.

Note 3 Privatization of Bell Aliant

On July 23, 2014, BCE announced its offer to acquire all of the issued and outstanding common shares of Bell Aliant that it did not already own for a total consideration of approximately $3.95 billion. BCE already controlled Bell Aliant which provides local telephone, long distance, Internet, data, TV, wireless, home security and value-added business solutions to residential and business customers in the Atlantic provinces and in rural and regional areas of Ontario and Québec. On the same day, BCE also announced its offer to exchange all of the issued and outstanding preferred shares of Bell Aliant Preferred Equity Inc. (Prefco) for newly issued First Preferred Shares of BCE, with the same financial terms as the existing Prefco preferred shares (Preferred Share Exchange).

The Privatization was completed on October 31, 2014 and the Preferred Share Exchange was completed on November 1, 2014. The Privatization is expected to simplify BCE’s corporate structure and increase overall operating and capital investment efficiencies, while supporting BCE’s broadband investment strategy and dividend growth objective.

126 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As BCE already consolidated the financial results of Bell Aliant, the Privatization was accounted for as an equity transaction. The following table summarizes the impacts of the Privatization on our consolidated statement of financial position.

FOR THE YEAR ENDED DECEMBER 31	NOTE	2014
Consideration
Issuance of 60.9 million BCE common shares(1)	25	2,928
Cash		989
Exchange of Prefco preferred shares for BCE First Preferred Shares(1)	25	609
Total		4,526
Allocated to:
Carrying value of Bell Aliant non-controlling interest		877
Contributed surplus	25	1,499
Accumulated other comprehensive income		7
Deficit		2,143
Total		4,526

(1)	The stated capital for the BCE common and First Preferred Shares was recorded at fair value on the date of issuance.

The following table outlines the BCE First Preferred Shares for which the existing Prefco preferred shares were exchanged as part of the Preferred Share Exchange.

									STATED
							NUMBER OF SHARES		CAPITAL
	ANNUAL
	DIVIDEND	CONVERTIBLE				REDEMPTION		ISSUED AND
SERIES	RATE	INTO	CONVERSION DATE	REDEMPTION DATE	(1)	PRICE	AUTHORIZED	OUTSTANDING
AM	4.85%	AN	March 31, 2016	March 31, 2016		$25.00	30,000,000	11,500,000	263
AO	4.55%	AP	March 31, 2017	March 31, 2017		$25.00	30,000,000	4,600,000	118
AQ	4.25%	AR	September 30, 2018	September 30, 2018		$25.00	30,000,000	9,200,000	228
									609

(1)	BCE may redeem each of these series of preferred shares on the applicable redemption date and every five years after that date.

Additionally in 2014, $35 million was charged to the deficit to record the transaction costs incurred related to the Privatization. These costs include financial advisory, filing and legal fees.

Note 4 Acquisitions

Glentel Inc. (Glentel) acquisition

On November 28, 2014, BCE announced the signing of a definitive agreement to acquire all of the issued and outstanding shares of Glentel for a total consideration of $594 million. The total transaction is valued at approximately $670 million, including net debt and non-controlling interest. The transaction consideration will consist of a combination of 50% in cash, to be funded from available liquidity, and 50% in BCE common shares. Glentel shareholder approval was obtained at a special meeting of shareholders held on January 12, 2015, and court approval was obtained on January 14, 2015. The transaction is expected to close in the spring of 2015, subject to closing conditions, including regulatory approvals. Glentel is a Canadian-based dual-carrier, multi-brand mobile products distributor. The transaction will enhance Bell’s strategy to accelerate wireless and improve customer service.

On December 24, 2014, BCE announced that following the closing of the Glentel acquisition, it will divest 50% of its ownership interest in Glentel to Rogers Communications Inc. (Rogers). Rogers will pay BCE approximately $392 million in cash. In addition, Rogers will pay 50% of any additional equity contribution made by BCE after the closing of the Glentel acquisition to repay Glentel outstanding debt. The transaction with Rogers is expected to close shortly after the acquisition of Glentel by BCE, subject to customary closing conditions, including regulatory approvals.

BCE Inc. 2014 ANNUAL REPORT 127
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Astral acquisition

On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral Media Inc. (Astral). Astral is a media company that operates specialty and pay TV channels, radio stations and digital media properties across Canada and provides out-of-home advertising services. BCE acquired Astral to enhance our competitive position in French-language broadcasting in Québec, control content costs, and increase opportunities for cross-platform innovation and advertising packages spanning digital, TV, radio and out-of-home advertising. Astral’s results are included in our Bell Media segment.

The purchase price allocation was completed in 2014 and includes certain estimates. There has been no significant change to the purchase price allocation as disclosed in Note 4, Acquisition of Astral in our consolidated financial statements for the year ended December 31, 2013. The goodwill arising from the acquisition of Astral was allocated to our Bell Media group of CGUs.

As part of its approval of the Astral acquisition, the CRTC ordered BCE to spend $247 million in new benefits for French- and English-language TV, radio and film content development, support for emerging Canadian musical talent, training and professional development for Canadian media, and new consumer participation initiatives. The present value of this tangible benefits obligation, amounting to $245 million, was recorded as an acquisition cost in Severance, acquisition and other costs in the income statement as disclosed in Note 7, Severance, acquisition and other costs. Total acquisition costs relating to Astral, including the tangible benefits obligation, amounted to $26 million and $266 million for the years ended December 31, 2014 and 2013, respectively.

Assets held for sale

As a result of BCE’s acquisition of Astral and consistent with the CRTC’s Common Ownership Policy for radio, BCE was required to sell ten Bell Media and Astral English-language radio stations. BCE also was required to sell eleven Astral TV services in order to comply with conditions attached to the Competition Bureau and CRTC approvals.

As required by the CRTC and the Competition Bureau, the management and control of the assets to be divested was transferred to an independent trustee pending their sale to third parties. These assets were classified as Assets held for sale in the statement of financial position and were recorded at their net realizable value.

In 2014, we completed the sale of the radio stations and TV services for total proceeds of $720 million.

Note 5 Segmented information

The accounting policies used in our segment reporting are the same as those we describe in Note 2, Significant accounting policies. Our earnings are reported in four segments: Bell Wireless, Bell Wireline, Bell Media and Bell Aliant. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Segments negotiate sales with each other as if they were unrelated parties.

We measure the performance of each segment based on segment profit, which is equal to operating revenues less operating costs for the segment. We report severance, acquisition and other costs and depreciation and amortization by segment for external reporting purposes. Substantially all of our finance costs and other income (expense) are managed on a corporate basis and, accordingly, are not reflected in segment results.

Our operations and virtually all of our assets are located in Canada. Below is a description of our segments at December 31, 2014:

Our Bell Wireless segment provides wireless voice and data communication products and services to Bell’s residential, small and medium-sized business and large enterprise customers across Canada.

Our Bell Wireline segment provides data, including Internet access and TV, local telephone, long distance, as well as other communications services and products to Bell’s residential, small and medium-sized business and large enterprise customers, primarily in the urban areas of Ontario and Québec. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Our Bell Media segment provides conventional, specialty and pay TV, digital media, and radio broadcasting services to customers across Canada and out-of-home advertising services. On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral. The results of Astral are included in our Bell Media segment from the date of acquisition.

Our Bell Aliant segment provides Internet, data, TV, local telephone, long distance, wireless, home security and value-added business solutions to residential and business customers in the Atlantic provinces and in rural and regional areas of Ontario and Québec.

128 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segmented information

FOR THE YEAR ENDED DECEMBER 31, 2014					INTER-			INTER-
					SEGMENT			SEGMENT
		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		6,188	9,687	2,642	–	18,517	2,525	–	21,042
Inter-segment		53	353	295	(484)	217	232	(449)	–
Total operating revenues		6,241	10,040	2,937	(484)	18,734	2,757	(449)	21,042
Operating costs	6	(3,677)	(6,272)	(2,203)	484	(11,668)	(1,520)	449	(12,739)
Segment profit(1)		2,564	3,768	734	–	7,066	1,237	–	8,303
Severance, acquisition and other costs	7	(5)	(78)	(46)	–	(129)	(87)	–	(216)
Depreciation and amortization	14,15	(545)	(2,254)	(126)	–	(2,925)	(527)	–	(3,452)
Finance costs
Interest expense	8								(929)
Interest on post-employment benefit obligations	22								(101)
Other income	9								42
Income taxes	10								(929)
Net earnings									2,718
Goodwill	18	2,302	2,521	2,592	–	7,415	970	–	8,385
Indefinite-life intangible assets	15	3,063	1,315	2,680	–	7,058	340	–	7,398
Capital expenditures		671	2,334	137	–	3,142	575	–	3,717

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE YEAR ENDED DECEMBER 31, 2013					INTER-			INTER-
					SEGMENT			SEGMENT
		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		5,794	9,754	2,342	–	17,890	2,510	–	20,400
Inter-segment		55	343	215	(394)	219	249	(468)	–
Total operating revenues		5,849	10,097	2,557	(394)	18,109	2,759	(468)	20,400
Operating costs	6	(3,509)	(6,303)	(1,874)	394	(11,292)	(1,487)	468	(12,311)
Segment profit(1)		2,340	3,794	683	–	6,817	1,272	–	8,089
Severance, acquisition and other costs	7	(2)	(110)	(283)	–	(395)	(11)	–	(406)
Depreciation and amortization	14,15	(479)	(2,248)	(110)	–	(2,837)	(543)	–	(3,380)
Finance costs
Interest expense	8								(931)
Interest on post-employment benefit obligations	22								(150)
Other expense	9								(6)
Income taxes	10								(828)
Net earnings									2,388
Goodwill	18	2,302	2,521	2,588	–	7,411	970	–	8,381
Indefinite-life intangible assets	15	2,502	1,315	2,708	–	6,525	340	–	6,865
Capital expenditures		639	2,247	115	–	3,001	570	–	3,571

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2014 ANNUAL REPORT 129
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenues by product

FOR THE YEAR ENDED DECEMBER 31	2014	2013
Wireless	5,705	5,362
Data	5,991	5,828
Local and access	2,364	2,497
Long distance	668	722
Media	2,642	2,342
Equipment and other	1,147	1,139
Total external revenues	18,517	17,890
Inter-segment revenues	217	219
Bell	18,734	18,109
Bell Aliant	2,757	2,759
Inter-segment eliminations	(449)	(468)
BCE	21,042	20,400

Note 6 Operating costs

FOR THE YEAR ENDED DECEMBER 31	NOTE	2014	2013
Labour costs
Wages, salaries and related taxes and benefits(1)		(4,351)	(4,232)
Post-employment benefit plans service cost (net of capitalized amounts)	22	(276)	(292)
Other labour costs(1)(2)		(957)	(969)
Less:
Capitalized labour(1)		1,002	960
Total labour costs		(4,582)	(4,533)
Cost of revenues(1)(3)		(6,265)	(5,956)
Other operating costs(1)(4)		(1,892)	(1,822)
Operating costs		(12,739)	(12,311)

(1)	We have reclassified amounts for the prior year to make them consistent with the presentation for the current year.
(2)	Other labour costs include contractor and outsourcing costs.
(3)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(4)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Research and development expenses of $167 million and $201 million are included in operating costs for 2014 and 2013, respectively.

Note 7 Severance, acquisition and other costs

FOR THE YEAR ENDED DECEMBER 31	2014	2013
Severance	(82)	(116)
Acquisition and other	(134)	(290)
Total severance, acquisition and other costs	(216)	(406)

130 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Acquisition and other costs

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business and the costs to integrate acquired companies into Bell’s operations, when the integration costs are significant. Acquisition and other costs also include severance and integration costs relating to the Privatization of Bell Aliant. Refer to Note 3, Privatization of Bell Aliant.

Acquisition and other costs for the year ended December 31, 2013 include $230 million relating to the CRTC tangible benefits obligation as part of our acquisition of Astral described in Note 4, Acquisitions.

Note 8 Interest expense

FOR THE YEAR ENDED DECEMBER 31	2014	2013
Interest expense on long-term debt	(865)	(850)
Interest expense on other debt	(97)	(97)
Capitalized interest	33	16
Total interest expense	(929)	(931)

Interest expense on long-term debt includes interest on finance leases of $166 million and $174 million for 2014 and 2013, respectively.

Capitalized interest was calculated using an average rate of 4.49% and 5.03% for 2014 and 2013, respectively, which represents the weighted average interest rate on our outstanding long-term debt.

Note 9 Other income (expense)

FOR THE YEAR ENDED DECEMBER 31	NOTE	2014	2013
Net mark-to-market gains on derivatives used as economic hedges		134	94
Dividend income from assets held for sale		42	–
Gains (losses) on investments		10	(7)
Impairment of assets	14,15	(105)	(15)
Losses on disposal/retirement of software, plant and equipment		(51)	(44)
Early debt redemption costs	21	(29)	(55)
Equity losses from investments in associates and joint ventures	16	(12)	(32)
Pension surplus distribution		–	36
Other		53	17
Other income (expense)		42	(6)

Impairment of assets

In 2014, we recorded an impairment charge of $105 million relating mainly to our Conventional TV CGU within our Bell Media segment, of which $67 million was allocated to property, plant and equipment and $38 million to indefinite-life intangible assets. The impairment resulted from a softness in the overall Canadian TV advertising market and higher TV content costs. The charge was determined by comparing the carrying value of the CGU to its fair value less costs of disposal, based on the expected future discounted cash flows for the period of January 1, 2015 to December 31, 2017 using a discount rate of 9.5% and a perpetuity growth rate of nil. The carrying value of our Conventional TV CGU was $327 million at December 31, 2014.

Equity investees

In 2014 and 2013, we recorded equity losses of $16 million and $25 million, respectively, representing our share of goodwill impairment charges recognized by an equity investee. The charge recorded in 2013 also related to a write-down of customer relationship intangibles.

BCE Inc. 2014 ANNUAL REPORT 131
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 Income taxes

The following table shows the significant components of income taxes deducted from net earnings.

FOR THE YEAR ENDED DECEMBER 31	2014	2013
Current taxes
Current taxes	(789)	(888)
Resolution of uncertain tax positions	1	51
Change in estimate relating to prior periods	93	53
Utilization of previously unrecognized tax credits	23	–
Deferred taxes
Deferred taxes relating to the origination and reversal of temporary differences	(165)	72
Effect of change in provincial corporate tax rate	–	(6)
Change in estimate relating to prior periods	(82)	(33)
Recognition and utilization of loss carryforwards	(10)	(68)
Resolution of uncertain tax positions	–	(10)
Other	–	1
Total income taxes	(929)	(828)

The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 26.6% for each of 2014 and 2013.

FOR THE YEAR ENDED DECEMBER 31	2014	2013
Earnings before income taxes	3,647	3,216
Applicable statutory tax rate	26.6%	26.6%
Income taxes computed at applicable statutory rates	(970)	(855)
Non-taxable portion of gains on investments	4	–
Resolution of uncertain tax positions	1	41
Utilization of previously unrecognized tax credits	23	–
Effect of change in provincial corporate tax rate	–	(6)
Change in estimate relating to prior periods	11	20
Other	2	(28)
Total income taxes	(929)	(828)
Average effective tax rate	25.5%	25.7%

The following table shows aggregate current and deferred taxes relating to items recognized outside the income statements.

AT DECEMBER 31	2014			2013
	OTHER		OTHER
	COMPREHENSIVE		COMPREHENSIVE
	INCOME	DEFICIT	INCOME	DEFICIT	NCI
Current taxes	12	8	1	1	–
Deferred taxes	228	11	(390)	7	1
Total income tax recovery (expense)	240	19	(389)	8	1

132 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table shows deferred taxes resulting from temporary differences between the carrying amounts of assets and liabilities recognized in the statements of financial position and their corresponding tax basis, as well as tax loss carryforwards.

				PROPERTY,
				PLANT AND
	NON-			EQUIPMENT
	CAPITAL	POST-	INDEFINITE-	AND
	LOSS	EMPLOYMENT	LIFE	FINITE-LIFE		PARTNERSHIP	CRTC
	CARRY-	BENEFIT	INTANGIBLE	INTANGIBLE	INVESTMENT	INCOME	TANGIBLE
NET DEFERRED TAX LIABILITY	FORWARDS	PLANS	ASSETS	ASSETS	TAX CREDITS	DEFERRAL (1)	BENEFITS	OTHER	TOTAL
January 1, 2013	104	927	(1,269)	(453)	(60)	(88)	46	276	(517)
Income statement	(68)	(3)	(56)	(105)	39	85	46	18	(44)
Other comprehensive income	–	(384)	–	–	–	–	–	(6)	(390)
Deficit	–	–	–	–	–	–	–	7	7
Acquisition of Astral	–	7	(202)	(43)	–	–	1	30	(207)
NCI	–	–	–	–	–	–	–	1	1
Other	–	–	6	–	–	–	–	(9)	(3)
December 31, 2013	36	547	(1,521)	(601)	(21)	(3)	93	317	(1,153)
Income statement	(10)	(75)	(33)	(98)	14	3	(18)	(40)	(257)
Other comprehensive income	–	242	–	–	–	–	–	(14)	228
Deficit	–	–	–	–	–	–	–	11	11
Other	–	–	–	–	–	–	–	12	12
December 31, 2014	26	714	(1,554)	(699)	(7)	–	75	286	(1,159)

(1)	The taxation year-end of certain of Bell Aliant’s corporate subsidiaries differed, in prior years, from the partnership year-end. This resulted in a deferral of partnership income for tax purposes.

At December 31, 2014, BCE had $212 million of non-capital loss carryforwards. We:

  recognized a deferred tax asset of $26 million, of which $14 million related to Bell Media, for $99 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2029 to 2034.
  did not recognize a deferred tax asset for $113 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2026 to 2032.

At December 31, 2014, BCE had $766 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

At December 31, 2013, BCE had $214 million of non-capital loss carryforwards. We:

  recognized a deferred tax asset of $36 million, of which $27 million related to Bell Media, for $138 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2026 to 2033.
  did not recognize a deferred tax asset for $76 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2023 to 2032.

At December 31, 2013, BCE had $828 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

Note 11 Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE YEAR ENDED DECEMBER 31	2014	2013
Net earnings attributable to common shareholders – basic	2,363	1,975
Dividends declared per common share (in dollars)	2.47	2.33
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	793.7	775.8
Assumed exercise of stock options(1)	0.9	0.6
Weighted average number of common shares outstanding – diluted	794.6	776.4

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 2,871,730 in 2014 and 2,621,806 in 2013.

BCE Inc. 2014 ANNUAL REPORT 133
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 Trade and other receivables

FOR THE YEAR ENDED DECEMBER 31	NOTE	2014	2013
Trade receivables(1)		3,068	3,074
Allowance for doubtful accounts	24	(69)	(79)
Allowance for revenue adjustments		(86)	(90)
Current tax receivable		87	36
Other accounts receivable		69	102
Total trade and other receivables		3,069	3,043

(1)	The details of securitized trade receivables are set out in Note 20, Debt due within one year.

Note 13 Inventory

FOR THE YEAR ENDED DECEMBER 31	2014	2013
Work in progress	57	65
Finished goods	297	342
Provision	(21)	(24)
Total inventory	333	383

The total amount of inventory subsequently recognized as an expense in cost of revenues was $2,421 million in 2014 and $2,352 million in 2013.

Note 14 Property, plant and equipment

		NETWORK
		INFRASTRUCTURE	LAND AND	ASSETS UNDER
FOR THE YEAR ENDED DECEMBER 31, 2014	NOTE	AND EQUIPMENT	BUILDINGS	CONSTRUCTION	TOTAL (1)
COST
January 1, 2014		54,674	4,996	1,276	60,946
Additions		2,150	84	1,640	3,874
Acquisition through business combinations		2	–	–	2
Transfers		1,108	67	(1,487)	(312)
Retirements and disposals		(2,923)	(23)	(2)	(2,948)
Impairment losses recognized in earnings	9	(43)	(24)	–	(67)
December 31, 2014		54,968	5,100	1,427	61,495
ACCUMULATED DEPRECIATION
January 1, 2014		37,665	2,538	–	40,203
Depreciation		2,690	190	–	2,880
Retirements and disposals		(2,868)	(19)	–	(2,887)
Other		(26)	(2)	–	(28)
December 31, 2014		37,461	2,707	–	40,168
NET CARRYING AMOUNT
January 1, 2014		17,009	2,458	1,276	20,743
December 31, 2014		17,507	2,393	1,427	21,327

(1)	Includes assets under finance leases.

134 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	NETWORK
	INFRASTRUCTURE	LAND AND	ASSETS UNDER
FOR THE YEAR ENDED DECEMBER 31, 2013	AND EQUIPMENT	BUILDINGS	CONSTRUCTION	TOTAL (1)
COST
January 1, 2013	52,925	4,789	1,202	58,916
Additions	2,014	60	1,623	3,697
Acquisition through business combinations	159	39	2	200
Transfers	1,066	125	(1,551)	(360)
Retirements and disposals	(1,490)	(17)	–	(1,507)
December 31, 2013	54,674	4,996	1,276	60,946
ACCUMULATED DEPRECIATION
January 1, 2013	36,539	2,370	–	38,909
Depreciation	2,545	189	–	2,734
Retirements and disposals	(1,414)	(14)	–	(1,428)
Other	(5)	(7)	–	(12)
December 31, 2013	37,665	2,538	–	40,203
NET CARRYING AMOUNT
January 1, 2013	16,386	2,419	1,202	20,007
December 31, 2013	17,009	2,458	1,276	20,743

(1)	Includes assets under finance leases.

Finance leases

BCE’s significant finance leases are for satellites and office premises. The office leases have a typical lease term of 25 years. The leases for satellites, used to provide programming to our Bell TV customers, have a term of 15 years. The satellite leases are non-cancellable.

The following table shows additions to and the net carrying amount of assets under finance leases.

	ADDITIONS		NET CARRYING AMOUNT
FOR THE YEAR ENDED DECEMBER 31	2014	2013	2014	2013
Network infrastructure and equipment	317	319	1,605	1,655
Land and buildings	12	3	519	556
Total	329	322	2,124	2,211

The following table provides a reconciliation of our minimum future lease payments to the present value of our finance lease obligations.

							THERE-
AT DECEMBER 31, 2014	NOTE	2015	2016	2017	2018	2019	AFTER	TOTAL
Minimum future lease payments	24	491	444	313	260	237	1,405	3,150
Less:
Future finance costs		(146)	(132)	(120)	(108)	(97)	(326)	(929)
Present value of future lease obligations		345	312	193	152	140	1,079	2,221

BCE Inc. 2014 ANNUAL REPORT 135
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 Intangible assets

		FINITE-LIFE					INDEFINITE-LIFE
YEAR ENDED DECEMBER 31, 2014	NOTE	SOFTWARE	CUSTOMER RELATION- SHIPS	PROGRAM AND FEATURE FILM RIGHTS	OTHER	TOTAL	BRAND	SPECTRUM AND OTHER LICENCES (1)	BROADCAST LICENCES	TOTAL	TOTAL INTANGIBLE ASSETS
COST
January 1, 2014		6,041	865	389	293	7,588	2,344	2,132	2,389	6,865	14,453
Additions(1)		271	–	885	–	1,156	–	578	–	578	1,734
Transfers		322	–	–	(6)	316	–	–	–	–	316
Retirements and disposals		(336)	–	–	–	(336)	–	(7)	–	(7)	(343)
Impairment losses
recognized in earnings	9	–	–	–	–	–	(11)	(10)	(17)	(38)	(38)
Amortization included in operating costs		–	–	(750)	–	(750)	–	–	–	–	(750)
December 31, 2014		6,298	865	524	287	7,974	2,333	2,693	2,372	7,398	15,372
ACCUMULATED AMORTIZATION
January 1, 2014		4,429	368	–	104	4,901	–	–	–	–	4,901
Amortization		502	51	–	19	572	–	–	–	–	572
Retirements and disposals		(336)	–	–	–	(336)	–	–	–	–	(336)
Other		11	–	–	–	11	–	–	–	–	11
December 31, 2014		4,606	419	–	123	5,148	–	–	–	–	5,148
NET CARRYING AMOUNT
January 1, 2014		1,612	497	389	189	2,687	2,344	2,132	2,389	6,865	9,552
December 31, 2014		1,692	446	524	164	2,826	2,333	2,693	2,372	7,398	10,224

(1)	On April 2, 2014, Bell acquired 700 megahertz spectrum licences in every province and territorial market, comprised of 31 licences for $566 million.

		FINITE-LIFE					INDEFINITE-LIFE
YEAR ENDED DECEMBER 31, 2013	NOTE	SOFTWARE	CUSTOMER RELATION- SHIPS	PROGRAM AND FEATURE FILM RIGHTS	OTHER	TOTAL	BRAND	SPECTRUM AND OTHER LICENCES	BROADCAST LICENCES	TOTAL	TOTAL INTANGIBLE ASSETS
COST
January 1, 2013		5,949	847	263	270	7,329	2,242	2,128	1,293	5,663	12,992
Additions		238	–	570	–	808	–	4	–	4	812
Acquisition through business combinations		14	25	101	23	163	102	–	1,136	1,238	1,401
Transfers		377	–	–	–	377	–	–	(25)	(25)	352
Retirements and disposals		(537)	(7)	–	–	(544)	–	–	–	–	(544)
Impairment losses recognized in earnings	9	–	–	–	–	–	–	–	(15)	(15)	(15)
Amortization included in operating costs		–	–	(545)	–	(545)	–	–	–	–	(545)
December 31, 2013		6,041	865	389	293	7,588	2,344	2,132	2,389	6,865	14,453
ACCUMULATED AMORTIZATION
January 1, 2013		4,399	325	–	85	4,809	–	–	–	–	4,809
Amortization		577	50	–	19	646	–	–	–	–	646
Retirements and disposals		(535)	(7)	–	–	(542)	–	–	–	–	(542)
Other		(12)	–	–	–	(12)	–	–	–	–	(12)
December 31, 2013		4,429	368	–	104	4,901	–	–	–	–	4,901
NET CARRYING AMOUNT
January 1, 2013		1,550	522	263	185	2,520	2,242	2,128	1,293	5,663	8,183
December 31, 2013		1,612	497	389	189	2,687	2,344	2,132	2,389	6,865	9,552

136 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 Investments in associates and joint ventures

The following table provides summarized financial information in respect to BCE’s associates and joint ventures. For a list of associates and joint ventures please see Note 28, Related party transactions.

FOR THE YEAR ENDED DECEMBER 31	2014	2013
Assets	3,910	3,878
Liabilities	(2,202)	(2,164)
Total net assets	1,708	1,714
BCE’s share of net assets	776	775
Revenues	871	805
Expenses	(918)	(912)
Total net losses	(47)	(107)
BCE’s share of net losses	(12)	(32)

Note 17 Other non-current assets

FOR THE YEAR ENDED DECEMBER 31	NOTE	2014	2013
Net assets of post-employment benefit plans	22	151	136
AFS publicly-traded and privately-held investments	24	107	91
Long-term notes and other receivables		47	45
Derivative assets		269	199
Other		301	227
Total other non-current assets		875	698

Note 18 Goodwill

The following table provides details about the changes in the carrying amounts of goodwill for the years ended December 31, 2014 and 2013. BCE’s groups of CGUs correspond to our reporting segments.

	BELL	BELL	BELL	BELL
	WIRELESS	WIRELINE	MEDIA	ALIANT	BCE
Balance at January 1, 2013	2,302	2,521	1,393	969	7,185
Acquisitions and other	–	–	1,195	1	1,196
Balance at December 31, 2013	2,302	2,521	2,588	970	8,381
Acquisitions and other	–	–	4	–	4
Balance at December 31, 2014	2,302	2,521	2,592	970	8,385

Impairment testing

As described in Note 2, Significant accounting policies, goodwill is tested annually for impairment by comparing the carrying value of a group of CGUs to the recoverable amount, where the recoverable amount is the higher of fair value less costs of disposal or value in use.

VALUE IN USE

The value in use for our groups of CGUs is determined by discounting five-year cash flow projections from business plans reviewed by senior management. The projections reflect management’s expectations of revenue, segment profit, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance.

Cash flows beyond the five-year period are extrapolated using perpetuity growth rates. None of the perpetuity growth rates exceed the long-term historical growth rates for the markets in which we operate.

The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each group of CGUs.

BCE Inc. 2014 ANNUAL REPORT 137
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the key assumptions used to estimate the recoverable amounts of the groups of CGUs.

	ASSUMPTIONS USED
	PERPETUITY
GROUPS OF CGUs	GROWTH RATE	DISCOUNT RATE
Bell Wireless	0.8%	9.1%
Bell Wireline	0.9%	7.2%
Bell Media	1.0%	8.2%
Bell Aliant	0.2%	6.1%

We believe that any reasonable possible change in the key assumptions on which the estimate of recoverable amounts of the Bell Wireless, Bell Wireline and Bell Aliant groups of CGUs is based would not cause their carrying amounts to exceed their recoverable amounts.

For the Bell Media group of CGUs, a decrease of (0.3%) in the perpetuity growth rate or an increase of 0.2% in the discount rate, would have resulted in its recoverable amount being equal to its carrying value.

Note 19 Trade payables and other liabilities

FOR THE YEAR ENDED DECEMBER 31	NOTE	2014	2013
Trade payables and accruals		2,415	2,373
Compensation payable		631	576
Deferred revenues		764	743
Taxes payable		115	136
Severance and other costs payable		69	73
CRTC deferral account obligation	24	24	80
CRTC tangible benefits obligation	24	63	100
Other current liabilities		317	258
Total trade payables and other liabilities		4,398	4,339

Note 20 Debt due within one year

		WEIGHTED AVERAGE
FOR THE YEAR ENDED DECEMBER 31	NOTE	INTEREST RATE	2014	2013
Bank advances			–	129
Notes payable(1)		0.95%	1,454	843
Total bank advances and notes payable	24		1,454	972
Loans secured by trade receivables	24	1.78%	921	921
Long-term debt due within one year(2)
Bell Canada		4.10%	1,330	340
CTV Specialty Television Inc. (CTV Specialty)		3.48%	7	305
Bell Aliant		4.06%	39	40
			1,376	685
Net unamortized discount			(1)	(2)
Unamortized debt issuance costs			(7)	(5)
Total long-term debt due within one year	21		1,368	678
Total debt due within one year			3,743	2,571

(1)	Includes commercial paper of $501 million Canadian dollars ($431 million U.S. dollars) which was drawn under our U.S. commercial paper program and has been hedged for foreign currency fluctuations through forward currency contracts. Refer to Note 24, Financial and capital management.
(2)	Included in long-term debt due within one year is the current portion of finance leases of $345 million at December 31, 2014 and $337 million at December 31, 2013.

138 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securitized trade receivables

Our securitized trade receivable programs are recorded as floating rate revolving loans secured by certain trade receivables and expire on November 30, 2016 and December 31, 2017.

The following table provides further details on our securitized trade receivables.

FOR THE YEAR ENDED DECEMBER 31	2014	2013
Average interest rate	1.89%	1.82%
Secured trade receivables	2,091	2,061

We continue to service these trade receivables. The buyers’ interest in the collection of these trade receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.

We have provided various credit enhancements in the form of overcollateralization and subordination of our retained interests.

The buyers will reinvest the amounts collected by buying additional interests in our trade receivables until the securitized trade receivables agreements expire or are terminated. The buyers and their investors have no further claim on our other assets if customers do not pay amounts owed.

Credit facilities

Bell Canada may issue notes in an aggregate amount of up to 2 billion dollars in either Canadian or U.S. dollars under its commercial paper program, supported by a committed revolving bank credit facility. The total amount of this credit facility may be drawn at any time.

The table below is a summary of our total bank credit facilities at December 31, 2014.

				COMMERCIAL PAPER
	TOTAL AVAILABLE	DRAWN	LETTERS OF CREDIT	OUTSTANDING	NET AVAILABLE
Committed credit facilities
Unsecured revolving facility(1)(2)	2,500	–	–	1,453	1,047
Unsecured committed term credit facility (Astral)(3)	1,018	1,018	–	–	–
Other	100	–	98	–	2
Total committed credit facilities	3,618	1,018	98	1,453	1,049
Total non-committed credit facilities	1,101	–	626	–	475
Total committed and non-committed credit facilities	4,719	1,018	724	1,453	1,524

(1)	Bell Canada’s $2,500 million revolving facility expires in November 2019. Bell Aliant’s $750 million revolving facility was cancelled in 2014.
(2)	As of December 31, 2014, Bell Canada’s outstanding commercial paper included $431 million U.S. dollars ($501 million Canadian dollars). All of Bell Canada’s commercial paper outstanding is included in debt due within one year.
(3)	Bell Canada may borrow up to 1 billion Canadian dollars in either Canadian or equivalent U.S. dollars under this credit facility. Bell Canada’s outstanding balance at December 31, 2014 was $1,018 million Canadian dollars ($877 million U.S. dollars), which is included in long-term debt and has been hedged using cross currency basis swaps. Refer to Note 24, Financial and capital management.

Restrictions

Some of our credit agreements:

  require us to meet specific financial ratios
  require us to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada

We are in compliance with all conditions and restrictions under such credit agreements.

BCE Inc. 2014 ANNUAL REPORT 1
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 Long-term debt

		WEIGHTED AVERAGE
FOR THE YEAR ENDED DECEMBER 31	NOTE	INTEREST RATE	MATURITY	2014	2013
Bell Canada
Debentures
1997 trust indenture		4.39%	2015–2044	12,900	9,350
1976 trust indenture		9.54%	2021–2054	1,100	1,100
Subordinated debentures		8.21%	2026–2031	275	275
Finance leases		7.28%	2015–2047	2,129	2,166
Unsecured committed term credit facility (Astral)(1)		1.16%	2016	1,018	1,000
Other				170	197
Total – Bell Canada				17,592	14,088
CTV Specialty
Notes				–	300
Finance leases		3.48%	2015–2019	21	19
Total – CTV Specialty				21	319
Bell Aliant
Debentures and notes		6.24%	2016–2020	49	2,559
Finance leases		3.92%	2015–2017	71	63
Total – Bell Aliant				120	2,622
Total debt				17,733	17,029
Net unamortized premium				30	40
Unamortized debt issuance costs				(40)	(50)
Less:
Amount due within one year	20			(1,368)	(678)
Total long-term debt				16,355	16,341

(1)	Represents $1,018 million Canadian dollars ($877 million U.S. dollars) which was drawn under Bell Canada’s unsecured committed credit facility and has been hedged using cross currency basis swaps. Refer to Note 24, Financial and capital management.

All debentures and subordinated debentures have been issued in Canadian dollars and bear a fixed rate of interest.

Interest payments on debt for a principal amount of $700 million have been swapped from fixed to floating. See Note 24, Financial and capital management for additional details.

Restrictions

Some of our debt agreements:

  require us to meet specific financial ratios
  impose covenants, maintenance tests and new issue tests
  require us to make an offer to repurchase certain series of debentures upon the occurrence of a change of control event as defined in the relevant debt agreements

We are in compliance with all conditions and restrictions under such debt agreements.

140 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bell Canada

All outstanding debentures are issued under trust indentures and are unsecured. All debentures are issued in series and certain series are redeemable at Bell Canada’s option prior to maturity at the prices, times and conditions specified for each series.

On November 20, 2014, all Bell Aliant Regional Communications, Limited Partnership medium term notes (MTN) and floating rate MTNs (collectively, Bell Aliant notes) in the aggregate principal amount of $2.3 billion were exchanged for Bell Canada debentures having the same financial terms as the Bell Aliant notes, including with respect to coupon rate, maturity date and redemption price. As a result, $25 million of deferred costs related to the Bell Aliant debt were expensed and recorded as early debt redemption costs in Other income (expense) in the income statement.

The following Bell Canada debentures were issued in exchange for the previously held Bell Aliant notes.

SERIES	COUPON RATE	MATURITY DATE	PRINCIPAL AMOUNT
M-32	5.41%	September 26, 2016	500
M-33	5.52%	February 26, 2019	300
M-34	6.17%	February 26, 2037	300
M-35	4.37%	September 13, 2017	350
M-36	4.88%	April 26, 2018	300
M-37	3.54%	June 12, 2020	400
M-38	floating	April 22, 2016	150
Total			2,300

On September 29, 2014, Bell Canada issued 3.15% Series M-30 MTN debentures under its 1997 trust indenture, with a principal amount of $750 million which mature on September 29, 2021. In addition, on the same date, Bell Canada issued 4.75% Series M-31 MTN debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on September 29, 2044.

On September 10, 2013, Bell Canada issued 4.70% Series M-29 MTN debentures under its 1997 trust indenture, with a principal amount of $600 million, which mature on September 11, 2023. In addition, on the same date, Bell Canada issued 3.50% Series M-28 MTN debentures under its 1997 trust indenture, with a principal amount of $400 million, which mature on September 10, 2018.

On August 9, 2013, Bell Canada redeemed early its 4.85% Series M-20 MTN debentures, issued under its 1997 trust indenture, having an outstanding principal amount of $1 billion which were due on June 30, 2014. We incurred a $28 million charge for the early debt redemption costs which was recorded in Other income (expense) in the income statement.

On July 5, 2013, Bell Canada borrowed $1 billion under its unsecured committed term acquisition credit facility which matures on July 5, 2016.

On June 17, 2013, Bell Canada issued 3.25% Series M-27 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on June 17, 2020.

On March 22, 2013, Bell Canada issued 3.35% Series M-26 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on March 22, 2023.

On February 11, 2013, Bell Canada redeemed early its 10.0% Series EA debentures, issued under its 1976 trust indenture, having an outstanding principal amount of $150 million which was due on June 15, 2014. We incurred a $17 million charge for the early debt redemption costs which was recorded in Other income (expense) in the income statement.

CTV Specialty

On February 18, 2014, all of the outstanding CTV Specialty notes of $300 million were repaid upon maturity.

Bell Aliant

On November 20, 2014, Bell Aliant notes in the aggregate principal amount of $2.3 billion were exchanged for Bell Canada debentures.

On October 30, 2014, Bell Aliant redeemed early its 6.29% MTNs with a principal amount of $350 million which were due on February 17, 2015. We incurred a $4 million charge for the early debt redemption costs which was recorded in Other income (expense) in 2014 in the income statement.

On April 22, 2014, Bell Aliant issued floating rate MTNs, with a principal amount of $150 million, which would have matured on April 22, 2016. These MTNs were exchanged for Bell Canada debentures on November 20, 2014.

On June 25, 2013, Bell Aliant redeemed early its 4.95% MTNs with a principal amount of $400 million. We incurred a $10 million charge for the early debt redemption costs which was recorded in Other income (expense) in the income statement.

On June 14, 2013, Bell Aliant issued 3.54% MTNs, with a principal amount of $400 million, which mature on June 12, 2020. These MTNs were exchanged for Bell Canada debentures on November 20, 2014.

BCE Inc. 2014 ANNUAL REPORT 141
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22 Post-employment benefit plans

Post-employment benefit plans cost

We provide pension and other benefits for most of our employees. These include DB pension plans, DC pension plans and OPEBs.

We operate our DB and DC pension plans under applicable Canadian and provincial pension legislation, which prescribes minimum and maximum DB funding requirements. Plan assets are held in trust and the oversight of governance of the plans, including investment decisions, contributions to DB plans and the selection of the DC plans investment options offered to plan participants, lies with the Pension Fund Committee, a committee of our board of directors.

The interest rate risk is managed using a liability matching approach which reduces the exposure of the DB plan to a mismatch between investment growth and obligation growth.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

FOR THE YEAR ENDED DECEMBER 31	2014	2013
DB pension	(214)	(252)
DC pension	(94)	(81)
OPEBs	(9)	(7)
Plan amendment gain on OPEBs	–	1
Less:
Capitalized benefit plans cost	41	47
Total post-employment benefit plans service cost included in operating costs	(276)	(292)
Other (costs) benefits recognized in Severance, acquisition and other costs	(29)	6
Total post-employment benefit plans service cost	(305)	(286)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

FOR THE YEAR ENDED DECEMBER 31	2014	2013
DB pension	(35)	(87)
OPEBs	(66)	(63)
Total interest on post-employment benefit obligations	(101)	(150)

The statements of comprehensive income include the following amounts before income taxes.

	2014	2013
Cumulative losses recognized directly in equity, January 1	(2,036)	(3,452)
Actuarial (losses) gains in other comprehensive income(1)	(933)	1,403
(Increase) decrease in the effect of the asset limit(2)	(5)	13
Cumulative losses recognized directly in equity, December 31	(2,974)	(2,036)

(1)	The cumulative actuarial losses recognized in the statements of comprehensive income are $3,234 million in 2014.
(2)	The cumulative decrease in the effect of the asset limit recognized in the statements of comprehensive income is $260 million in 2014.

142 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMPONENTS OF POST-EMPLOYMENT BENEFIT (OBLIGATIONS) ASSETS

The following table shows the change in post-employment benefit obligations and the fair value of plan assets.

	DB PENSION PLANS		OPEB PLANS		TOTAL
	2014	2013	2014	2013	2014	2013
Post-employment benefit obligations, January 1	(18,672)	(19,542)	(1,641)	(1,707)	(20,313)	(21,249)
Current service cost	(214)	(252)	(9)	(7)	(223)	(259)
Interest on obligations	(901)	(850)	(78)	(73)	(979)	(923)
Actuarial (losses) gains(1)	(2,240)	1,025	(56)	69	(2,296)	1,094
Net curtailment (loss) gain	(29)	4	–	3	(29)	7
Business combinations	–	(143)	–	(3)	–	(146)
Benefit payments	1,076	1,088	77	77	1,153	1,165
Employee contributions	(5)	(6)	–	–	(5)	(6)
Other	(3)	4	–	–	(3)	4
Post-employment benefit obligations, December 31	(20,988)	(18,672)	(1,707)	(1,641)	(22,695)	(20,313)
Fair value of plan assets, January 1	18,082	17,727	241	220	18,323	17,947
Expected return on plan assets(2)	866	763	12	10	878	773
Actuarial gains	1,351	294	12	15	1,363	309
Business combinations	–	120	–	–	–	120
Benefit payments	(1,076)	(1,088)	(77)	(77)	(1,153)	(1,165)
Employer contributions	591	260	73	73	664	333
Employee contributions	5	6	–	–	5	6
Fair value of plan assets, December 31	19,819	18,082	261	241	20,080	18,323
Plan deficit	(1,169)	(590)	(1,446)	(1,400)	(2,615)	(1,990)
Effect of asset limit	(6)	(1)	–	–	(6)	(1)
Post-employment benefit liability, December 31	(1,175)	(591)	(1,446)	(1,400)	(2,621)	(1,991)
Post-employment benefit assets included in other non-current assets	151	136	–	–	151	136
Post-employment benefit obligations	(1,326)	(727)	(1,446)	(1,400)	(2,772)	(2,127)

(1)	Actuarial (losses) gains include experience gains of $1,534 million in 2014 and $424 million in 2013.
(2)	The actual return on plan assets was $2,241 million or 12.6% in 2014 and $1,082 million or 6.4% in 2013.

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS COST

The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED(1)		UNFUNDED(2)		TOTAL
FOR THE YEAR ENDED DECEMBER 31	2014	2013	2014	2013	2014	2013	2014	2013
Present value of post-employment benefit obligations	(20,375)	(18,134)	(1,906)	(1,820)	(414)	(359)	(22,695)	(20,313)
Fair value of plan assets	19,783	18,048	297	275	–	–	20,080	18,323
Plan deficit	(592)	(86)	(1,609)	(1,545)	(414)	(359)	(2,615)	(1,990)

(1)	The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.
(2)	Our unfunded plans consist of OPEBs, which are pay-as-you-go.

BCE Inc. 2014 ANNUAL REPORT 143
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ASSUMPTIONS

We used the following key assumptions to measure the post-employment benefit obligations and the net benefit plans cost for the DB pension plans and OPEB plans. These assumptions are long-term, which is consistent with the nature of post-employment benefit plans.

	DB PENSION PLANS AND OPEB PLANS
	2014	2013
At December 31
Post-employment benefit obligations
Discount rate	4.0%	4.9%
Rate of compensation increase	2.5%	2.8%
Cost of living indexation rate(1)	1.6%	1.7%
Life expectancy at age 65 (years)	23.0	22.4
For the year ended December 31
Net post-employment benefit plans cost
Discount rate	4.9%	4.4%
Rate of compensation increase	2.8%	3.0%
Cost of living indexation rate(1)	1.7%	1.8%
Life expectancy at age 65 (years)	22.4	20.9

(1)	Cost of living indexation rate is only applicable to DB pension plans.

The weighted average duration of the post-employment benefit obligation is 15 years.

We assumed the following trend rates in healthcare costs:

  an annual increase of 4.0% in the cost per person of covered dental benefits and 4.5% in the cost per person of other covered healthcare benefits for 2014 and the foreseeable future an annual increase of 5.0% for retirees under age 65 and 4.5% for retirees over age 65 in the cost of medication for 2014 and the foreseeable future

Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans.

The following table shows the effect of a 1% change in the assumed trend rates in healthcare costs.

EFFECT ON POST-EMPLOYMENT
BENEFITS – INCREASE/(DECREASE)	1% INCREASE	1% DECREASE
Total service and interest cost	7	(6)
Post-employment benefit obligations	147	(128)

SENSITIVITY ANALYSIS

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		IMPACT ON NET POST-EMPLOYMENT BENEFIT PLANS COST FOR 2014 – INCREASE/(DECREASE)		IMPACT ON POST-EMPLOYMENT BENEFIT OBLIGATIONS AT DECEMBER 31, 2014 – INCREASE/(DECREASE)
	CHANGE IN	INCREASE IN	DECREASE IN	INCREASE IN	DECREASE IN
	ASSUMPTION	ASSUMPTION	ASSUMPTION	ASSUMPTION	ASSUMPTION
Discount rate	1%	(175)	148	(2,978)	3,428
Mortality rate	25%	(73)	78	(1,423)	1,518

POST-EMPLOYMENT BENEFIT PLAN ASSETS

The investment strategy for the post-employment benefit plan assets is to maintain a diversified portfolio of assets invested in a prudent manner to maintain the security of funds.

The following table shows the target allocations for 2014 and the allocation of our post-employment benefit plan assets at December 31, 2014 and 2013.

	WEIGHTED AVERAGE	TOTAL PLAN ASSETS FAIR VALUE AT DECEMBER 31 (%)
	TARGET ALLOCATION
ASSET CATEGORY	2014	2014	2013
Equity securities	20%–35%	30%	33%
Debt securities	55%–70%	62%	59%
Alternative investments	0%–25%	8%	8%
Total		100%	100%

144 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the DB pension plan assets at the end of the year for each category are tabled below.

FOR THE YEAR ENDED DECEMBER 31	2014	2013
Observable markets
Equity securities
Canadian	1,195	1,278
Foreign	4,657	4,692
Debt securities
Canadian	10,986	9,491
Foreign	921	792
Money market	463	376
Unobservable inputs
Alternative investments
Private equities	947	873
Hedge funds	651	602
Other	(1)	(22)
Total	19,819	18,082

Equity securities included approximately $1 million of BCE common shares, or 0.01% of total plan assets, at December 31, 2014 and approximately $2 million BCE common shares or 0.01% of total plan assets, at December 31, 2013.

Debt securities included approximately $2 million of Bell Canada and Bell Aliant debentures, or 0.01% of total plan assets, at December 31, 2014 and approximately $14 million of Bell Canada debentures, or 0.08% of total plan assets, at December 31, 2013.

In the first quarter of 2015, the Bell Canada Pension Plan (the Plan) entered into an investment arrangement to hedge part of the Plan’s exposure to potential increases in longevity which covers approximately $5 billion of post-employment benefit obligations. This arrangement requires no additional cash contributions from BCE.

CASH FLOWS

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits. Changes in these factors could cause actual future contributions to differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future, which could have a negative effect on our liquidity and financial performance.

We contribute to the DC pension plans as employees provide service.

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under OPEB plans.

	PENSION PLANS		OPEB PLANS
FOR THE YEAR ENDED DECEMBER 31	2014	2013	2014	2013
Bell Canada	(348)	(245)	(64)	(64)
Bell Media	(43)	(40)	(1)	–
Bell Aliant	(292)	(56)	(8)	(9)
Total	(683)	(341)	(73)	(73)
Comprised of:
Contributions to DB pension plans and OPEB plans(1)	(591)	(260)	(73)	(73)
Contributions to DC pension plans	(92)	(81)	–	–

(1)	Includes voluntary contributions of $350 million in 2014.

We expect to contribute approximately $225 million to our DB pension plans in 2015, subject to actuarial valuations being completed. We expect to pay approximately $80 million to beneficiaries under OPEB plans and to contribute approximately $95 million to the DC pension plans in 2015.

BCE Inc. 2014 ANNUAL REPORT 145
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23 Other non-current liabilities

FOR THE YEAR ENDED DECEMBER 31	NOTE	2014	2013
Long-term disability benefits obligation		261	224
CRTC tangible benefits obligation	24	222	250
CRTC deferral account obligation	24	150	184
Maple Leaf Sports and Entertainment Ltd. (MLSE) financial liability(1)	24	135	135
Deferred revenue on long-term contracts		96	99
Future tax liabilities		81	88
Other		576	478
Total other non-current liabilities		1,521	1,458

(1)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other income (expense).

Note 24 Financial and capital management

Financial management

Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks that include credit risk, liquidity risk, foreign currency risk, interest rate risk and equity price risk.

DERIVATIVES

We use derivative instruments to manage our exposure to foreign currency risk, interest rate risk and changes in the price of BCE common shares under our share-based payment plans.

The following derivative instruments were outstanding during 2014 and/or 2013:

  foreign currency forward contracts and options that manage the foreign currency risk of certain purchase commitments interest rate swaps that hedge interest rate risk on a portion of our long-term debt forward contracts on BCE common shares that mitigate the cash flow exposure related to share-based payment plans cross currency basis swaps that hedge foreign currency risk on a portion of our long-term debt due within one year interest rate locks on future debt issuances

FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not the net amounts that would be realized if these instruments were settled.

The carrying values of our cash and cash equivalents, trade and other receivables, assets held for sale, trade payables and accruals, compensation payable, severance and other costs payable, interest payable, notes payable, bank advances, and loans secured by trade receivables approximate fair value as they are short-term.

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			DECEMBER 31, 2014		DECEMBER 31, 2013
			CARRYING	FAIR	CARRYING	FAIR
	FAIR VALUE METHODOLOGY	NOTE	VALUE	VALUE	VALUE	VALUE
CRTC tangible benefits obligation	Present value of estimated future cash flows discounted using observable market interest rates	19,23	285	289	350	350
CRTC deferral account obligation	Present value of estimated future cash flows discounted using observable market interest rates	19,23	174	191	264	283
Debentures, finance leases and other debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	21	17,723	20,059	17,019	18,714

146 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			FAIR VALUE AT DECEMBER 31
			QUOTED PRICES IN
		CARRYING VALUE OF	ACTIVE MARKETS FOR	OBSERVABLE MARKET		NON-OBSERVABLE
		ASSET (LIABILITY) AT	IDENTICAL ASSETS	DATA		MARKET INPUTS
	NOTE	DECEMBER 31	(LEVEL 1)	(LEVEL 2)	(1)	(LEVEL 3) (2)
2014
AFS publicly-traded and privately-held investments	17	107	17	–		90
Derivative financial instruments		276	–	276		–
MLSE financial liability	23	(135)	–	–		(135)
Other		12	–	22		(10)
2013
AFS publicly-traded and privately-held investments	17	91	14	–		77
Derivative financial instruments		209	–	209		–
MLSE financial liability	23	(135)	–	–		(135)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

CREDIT RISK

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported on the statements of financial position.

We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. There was minimal credit risk relating to derivative instruments at December 31, 2014 and 2013. We deal with institutions that have investment-grade credit ratings and as such we expect that they will be able to meet their obligations. We regularly monitor our credit risk and credit exposure.

The following table provides the change in allowance for doubtful accounts for trade receivables.

	2014	2013
Balance, January 1	(79)	(97)
Additions	(101)	(123)
Use	111	145
Acquisition through business combinations	–	(4)
Balance, December 31	(69)	(79)

The following table provides further details on trade receivables not impaired.

AT DECEMBER 31	2014	2013
Trade receivables not past due	2,267	2,274
Trade receivables past due and not impaired
Under 60 days	317	325
60 to 120 days	352	365
Over 120 days	63	31
Trade receivables, net of allowance for doubtful accounts	2,999	2,995

In many instances, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

LIQUIDITY RISK

We generate enough cash from our operating activities to fund our operations and fulfill our obligations as they become due. We have sufficient committed bank facilities in place should our cash requirements exceed cash generated from our operations.

The following table is a maturity analysis for recognized financial liabilities at December 31, 2014 for each of the next five years and thereafter.

AT DECEMBER 31, 2014	NOTE	2015	2016	2017	2018	2019	THEREAFTER	TOTAL
Long-term debt	21	1,031	2,389	1,130	1,729	1,309	7,924	15,512
Notes payable and bank advances	20	1,454	–	–	–	–	–	1,454
Minimum future lease payments under finance leases	14	491	444	313	260	237	1,405	3,150
Loan secured by trade receivables	20	921	–	–	–	–	–	921
Interest payable on long-term debt, notes payable, bank advances and loan secured by trade receivables		652	554	510	470	415	4,548	7,149
MLSE financial liability	23	–	–	135	–	–	–	135
Net interest receipts on derivatives		(23)	(22)	(11)	–	–	–	(56)
Total		4,526	3,365	2,077	2,459	1,961	13,877	28,265

We are also exposed to liquidity risk for financial liabilities due within one year as shown in the statements of financial position.

BCE Inc. 2014 ANNUAL REPORT 147
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $9 million (loss of $21 million) recognized in net earnings at December 31, 2014 and a gain (loss) of $57 million recognized in other comprehensive income at December 31, 2014, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts, options and cross currency basis swaps as at December 31, 2014.

	BUY	AMOUNTS TO		AMOUNTS
TYPE OF HEDGE	CURRENCY	RECEIVE IN USD	SELL CURRENCY	TO PAY IN CAD	MATURITY	HEDGED ITEM
Cash flow	USD	409	CAD	445	2015	Purchase commitments
Cash flow	USD	431	CAD	498	2015	Commercial paper
Cash flow	USD	269	CAD	291	2016–2017	Purchase commitments
Cash flow	USD	877	CAD	1,000	2015	Credit facility
Economic	USD	146	CAD	162	2015	Purchase commitments
Economic – call options	USD	253	CAD	272	2015	Purchase commitments
Economic – put options	USD	506	CAD	543	2015	Purchase commitments

INTEREST RATE EXPOSURES

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rates on future debt issuances.

As at December 31, 2014, we had interest rate locks with a notional amount of $500 million which mature in 2015.

The following table shows the interest rate swap outstanding at December 31, 2014.

TYPE OF HEDGE	NOTIONAL AMOUNT	RECEIVE INTEREST RATE	PAY INTEREST RATE	MATURITY	HEDGED ITEM
Fair value	700	5.00%	3-month CDOR(1) + 0.42%	2017	Long-term debt

(1)	Canadian dollar offered rate.

In 2014, we recognized a loss of $15 million (2013 – $22 million) on an interest rate swap used as a fair value hedge of long-term debt and an offsetting gain of $15 million (2013 – $21 million) on the corresponding long-term debt.

A 1% decrease (increase) in interest rates would result in a gain (loss) of $27 million recognized in net earnings at December 31, 2014 and in a gain of $32 million (loss of $36 million) recognized on other comprehensive income as at December 31, 2014.

For our post-employment benefit plans, the interest rate risk is managed using a liability matching approach which reduces the exposure of the DB plan to a mismatch between investment growth and obligation growth.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to share-based payment plans. See Note 26, Share-based payments for details on our share-based payment arrangements. The fair value of our equity forward contracts at December 31, 2014 was $157 million (2013 – $100 million).

A 10% increase (decrease) in the market price of BCE’s common shares at December 31, 2014 would result in a gain (loss) of $69 million recognized in net earnings for 2014, all other variables held constant.

Capital management

We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. These include optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.

Our definition of capital includes equity attributable to BCE shareholders, debt, and cash and cash equivalents.

Concurrent with the announcement of the Privatization of Bell Aliant on July 23, 2014, Bell Canada increased its net debt(1) leverage ratio target range from 1.5 to 2.0 times Adjusted EBITDA(2) to 1.75 to 2.25 times Adjusted EBITDA. We monitor our capital structure and make adjustments, including to our dividend policy, as required. At December 31, 2014, we had exceeded our internal net debt to Adjusted EBITDA ratio by 0.34. This increase over our internal ratio does not create risk to our investment-grade credit rating.

On February 4, 2015, the board of directors of BCE approved an increase of 5.3% in the annual dividend on BCE’s common shares, from $2.47 to $2.60 per common share. In addition, the board of directors declared a quarterly dividend of $0.65 per common share, payable on April 15, 2015 to shareholders of record at March 16, 2015.

(1)	We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents.
(2)	For the purposes of calculating the net debt leverage ratio, Adjusted EBITDA is twelve-month trailing Adjusted EBITDA defined as operating revenues less operating costs as shown in our income statement.

148 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On February 5, 2014, the board of directors of BCE approved an increase of 6.0% in the annual dividend on BCE’s common shares, from $2.33 to $2.47 per common share.

The following table summarizes some of our key ratios used to monitor and manage Bell Canada’s capital structure. As of 2014, we report these ratios at the BCE level as opposed to the Bell level. Comparative figures are also reported at the BCE level.

AT DECEMBER 31	2014	2013
Net debt to Adjusted EBITDA	2.59	2.51
Adjusted EBITDA to net interest expense(1)	8.38	8.17

(1)	Net interest expense excludes interest on post-employment benefit obligations and includes 50% of preferred dividends.

Note 25 Share capital

Preferred shares

BCE’s articles of amalgamation provide for an unlimited number of First Preferred Shares and Second Preferred Shares, all without par value. The terms set out in the articles authorize BCE’s directors to issue the shares in one or more series and to set the number of shares and the conditions for each series.

The following table is a summary of the principal terms of BCE’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at December 31, 2014. BCE’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

						NUMBER OF SHARES		STATED CAPITAL
	ANNUAL
	DIVIDEND	CONVERTIBLE			REDEMP-		ISSUED AND	DEC. 31,	DEC. 31,
SERIES	RATE	INTO	CONVERSION DATE	REDEMPTION DATE	TION PRICE	AUTHORIZED	OUTSTANDING	2014	2013
Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	–	–	–
R(1)	4.49%	Series Q	December 1, 2015	December 1, 2015	$25.00	8,000,000	8,000,000	200	200
S	floating	Series T	November 1, 2016	At any time	$25.50	8,000,000	3,606,225	90	90
T(1)	3.393%	Series S	November 1, 2016	November 1, 2016	$25.00	8,000,000	4,393,775	110	110
Y	floating	Series Z	December 1, 2017	At any time	$25.50	10,000,000	8,772,468	219	219
Z(1)	3.152%	Series Y	December 1, 2017	December 1, 2017	$25.00	10,000,000	1,227,532	31	31
AA(1)	3.45%	Series AB	September 1, 2017	September 1, 2017	$25.00	20,000,000	10,144,302	259	259
AB	floating	Series AA	September 1, 2017	At any time	$25.50	20,000,000	9,855,698	251	251
AC(1)	3.55%	Series AD	March 1, 2018	March 1, 2018	$25.00	20,000,000	5,069,935	129	129
AD	floating	Series AC	March 1, 2018	At any time	$25.50	20,000,000	14,930,065	381	381
AE	floating	Series AF	February 1, 2015	At any time	$25.50	24,000,000	1,422,900	36	36
AF(1)	4.541%	Series AE	February 1, 2015	February 1, 2015	$25.00	24,000,000	14,577,100	364	364
AG(1)	4.50%	Series AH	May 1, 2016	May 1, 2016	$25.00	22,000,000	10,841,056	271	271
AH	floating	Series AG	May 1, 2016	At any time	$25.50	22,000,000	3,158,944	79	79
AI(1)	4.15%	Series AJ	August 1, 2016	August 1, 2016	$25.00	22,000,000	10,754,990	269	269
AJ	floating	Series AI	August 1, 2016	At any time	$25.50	22,000,000	3,245,010	81	81
AK(1)	4.15%	Series AL	December 31, 2016	December 31, 2016	$25.00	25,000,000	25,000,000	625	625
AL(2)	floating	Series AK	December 31, 2021			25,000,000	–	–	–
AM(1)	4.85%	Series AN	March 31, 2016	March 31, 2016	$25.00	30,000,000	11,500,000	263	–
AN(2)	floating	Series AM	March 31, 2021			30,000,000	–	–	–
AO(1)	4.55%	Series AP	March 31, 2017	March 31, 2017	$25.00	30,000,000	4,600,000	118	–
AP(2)	floating	Series AO	March 31, 2022			30,000,000	–	–	–
AQ(1)	4.25%	Series AR	September 30, 2018	September 30, 2018	$25.00	30,000,000	9,200,000	228	–
AR(2)	floating	Series AQ	September 30, 2023			30,000,000	–	–	–
								4,004	3,395

(1)	BCE may redeem each of these series of First Preferred Shares on the applicable redemption date and every five years after that date.
(2)	If Series AL, AN, AP or AR First Preferred Shares are issued on December 31, 2016, March 31, 2016, March 31, 2017 and September 30, 2018, respectively, BCE may redeem such shares at $25.00 per share on December 31, 2021, March 31, 2021, March 31, 2022 and September 30, 2023, respectively, and every five years thereafter (collectively, a Series conversion date). Alternatively, BCE may redeem Series AL, AN, AP or AR First Preferred Shares at $25.50 per share on any date after December 31, 2016, March 31, 2016, March 31, 2017 and September 30, 2018, respectively, which is not a Series conversion date.

VOTING RIGHTS

All of the issued and outstanding First Preferred Shares at December 31, 2014 are non-voting, except under special circumstances, when the holders are entitled to one vote per share.

BCE Inc. 2014 ANNUAL REPORT 149
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PRIORITY AND ENTITLEMENT TO DIVIDENDS

The First Preferred Shares of all series rank on a parity with each other and in priority to all other shares of BCE with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of BCE.

Holders of Series R, T, Z, AA, AC, AF, AG, AI, AK, AM, AO and AQ First Preferred Shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE’s articles of amalgamation, as amended.

Holders of Series S, Y, AB, AD, AE, AH and AJ First Preferred Shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE’s articles of amalgamation, as amended.

Dividends on all series of First Preferred Shares are paid as and when declared by the board of directors of BCE.

CONVERSION FEATURES

All of the issued and outstanding First Preferred Shares at December 31, 2014 are convertible at the holder’s option into another associated series of First Preferred Shares on a one-for-one basis according to the terms set out in BCE’s articles of amalgamation, as amended.

ISSUE OF BCE FIRST PREFERRED SHARES IN EXCHANGE FOR PREFCO PREFERRED SHARES

BCE issued Series AM, AO and AQ First Preferred Shares in exchange for the issued and outstanding preferred shares of Prefco, having the same financial terms as the existing Prefco preferred shares, as described in Note 3, Privatization of Bell Aliant.

CONVERSION OF FIRST PREFERRED SHARES

On February 1, 2015, 7,904,105 of BCE’s 14,577,100 Cumulative Redeemable First Preferred Shares, Series AF (Series AF Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AE (Series AE Preferred Shares). In addition, on February 1, 2015, 34,872 of BCE’s 1,422,900 Series AE Preferred Shares were converted, on a one-for-one basis, into Series AF Preferred Shares. As a result, 6,707,867 Series AF Preferred Shares and 9,292,133 Series AE Preferred Shares remain outstanding.

For the five year period beginning on February 1, 2015, the Series AF Preferred Shares will pay a quarterly fixed dividend based on an annual dividend rate of 3.11%. The Series AE Preferred Shares will continue to pay a monthly floating adjustable cash dividend.

Common shares and Class B shares

BCE’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares, all without par value. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE is liquidated, dissolved or wound up, after payments due to the holders of preferred shares. No Class B shares were outstanding at December 31, 2014 and 2013.

The following table provides details about the outstanding common shares of BCE.

		2014		2013
	NOTE	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
Outstanding, January 1		775,892,556	13,629	775,381,645	13,611
Shares issued for the Privatization of Bell Aliant	3	60,879,365	2,928	–	–
Shares issued under employee stock option plan	26	1,372,006	53	420,822	14
Shares issued under ESP		2,186,426	107	90,089	4
Outstanding, December 31		840,330,353	16,717	775,892,556	13,629

CONTRIBUTED SURPLUS

Contributed surplus in 2014 includes premiums in excess of par value upon the issuance of BCE common shares.

As described in Note 3, Privatization of Bell Aliant, contributed surplus decreased in 2014 by $1,499 million, as compared to 2013, which represents primarily the amount originally recorded to contributed surplus from the distribution of fund units to the holders of BCE common shares by way of a return of capital when Bell Aliant converted from a corporate structure to an income fund in 2006.

Note 26 Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

FOR THE YEAR ENDED DECEMBER 31	2014	2013
ESPs	(30)	(35)
RSUs/PSUs	(49)	(44)
Deferred share plans – Bell Aliant	(10)	(10)
Other(1)	(10)	(9)
Total share-based payments	(99)	(98)

(1)	Includes DSUs and stock options.

150 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Description of the plans

ESPs

ESPs are designed to encourage employees of BCE and its participating subsidiaries to own shares of BCE. Each year, employees can choose to have a certain percentage of their eligible annual earnings withheld through regular payroll deductions for the purchase of BCE common shares. In some cases, the employer also will contribute a percentage of the employee’s eligible annual earnings to the plan, up to a specified maximum. Dividends are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares.

The BCE ESP allows employees to contribute up to 12% of their annual earnings with a maximum employer contribution of 2%.

Employer contributions to the BCE plan are subject to employees holding their shares for a two-year vesting period. Dividends related to employer contributions are also subject to the two-year vesting period.

The trustee of the ESP buys BCE common shares for the participants on the open market, by private purchase or from treasury. BCE determines the method the trustee uses to buy the shares.

At December 31, 2014, 10,135,275 common shares were authorized for issuance from treasury under the BCE ESP.

The following table summarizes the status of unvested employer contributions at December 31, 2014 and 2013.

NUMBER OF ESPs	2014	2013
Unvested contributions, January 1	1,230,265	1,290,286
Contributions(1)	631,038	659,568
Dividends credited	60,621	65,067
Vested	(645,141)	(687,157)
Forfeited	(123,130)	(97,499)
Unvested contributions, December 31	1,153,653	1,230,265

(1)	The weighted average fair value of the ESPs contributed was $49 and $45 in 2014 and 2013, respectively.

RSUs/PSUs

RSUs/PSUs are granted to executives and other key employees. The value of an RSU/PSU at the grant date is equal to the value of one BCE common share. Dividends in the form of additional RSUs/PSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares. Executives and other key employees are granted a specific number of RSUs/PSUs for a given performance period based on their position and level of contribution. RSUs/PSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the board of directors.

The following table summarizes outstanding RSUs/PSUs at December 31, 2014 and 2013.

NUMBER OF RSUs/PSUs	2014	2013
Outstanding, January 1	3,733,830	2,468,405
Granted(1)	1,058,031	1,219,042
Dividends credited	184,590	174,989
Settled	(1,259,067)	(68,182)
Forfeited	(100,417)	(60,424)
Outstanding, December 31	3,616,967	3,733,830
Vested, December 31(2)	1,307,824	1,210,791

(1)	The weighted average fair value of the RSUs/PSUs granted was $48 and $45 in 2014 and 2013, respectively.
(2)	The RSUs/PSUs vested on December 31, 2014 were fully settled in February 2015 with BCE common shares and/or DSUs.

DEFERRED SHARE PLANS – BELL ALIANT

Participants have the option to receive either BCE common shares or a cash equivalent for each vested deferred share upon qualifying for payout under the terms of the grant. The carrying amount of the liability recorded in the statement of financial position and related to the deferred share plans was $52 million at December 31, 2014.

STOCK OPTIONS

Under BCE’s long-term incentive plans, BCE may grant options to executives to buy BCE common shares. The subscription price of a grant is based on the higher of:

  the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant the volume-weighted average of the trading price for the last five consecutive trading days ending on the trading day immediately prior to the effective date of the grant

At December 31, 2014, 22,881,173 common shares were authorized for issuance under these plans. Options vest fully after three years of continuous employment from the date of grant. All options become exercisable when they vest and can be exercised for a period of seven years from the date of grant. Special vesting provisions may apply if:

  there is a change in control of BCE and the option holder’s employment ends the option holder is employed by a designated subsidiary of BCE and BCE’s ownership interest in that subsidiary falls below the percentage set out in the plan

BCE Inc. 2014 ANNUAL REPORT 151
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes BCE’s outstanding stock options at December 31, 2014 and 2013.

		2014		2013
			WEIGHTED AVERAGE		WEIGHTED AVERAGE
	NOTE	NUMBER OF OPTIONS	EXERCISE PRICE ($)	NUMBER OF OPTIONS	EXERCISE PRICE ($)
Outstanding, January 1		7,870,231	$40	5,310,356	$37
Granted		2,915,361	$48	2,993,902	$44
Exercised(1)	25	(1,372,006)	$36	(420,822)	$30
Forfeited		(135,396)	$44	(13,205)	$40
Outstanding, December 31		9,278,190	$43	7,870,231	$40
Exercisable, December 31		865,600	$36	–	–

(1)	The weighted average share price for options exercised was $49 and $45 in 2014 and 2013, respectively.

The following table provides additional information about BCE’s stock option plans at December 31, 2014.

	STOCK OPTIONS OUTSTANDING
		WEIGHTED AVERAGE	WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES	NUMBER	REMAINING LIFE	EXERCISE PRICE ($)
$30–$39	865,600	3.9	$36
$40 or more	8,412,590	5.9	$44
	9,278,190	5.7	$43

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2014
Weighted average fair value per option granted	$2.37
Weighted average share price	$48
Weighted average exercise price	$48
Dividend yield	5.2%
Expected volatility	15%
Risk-free interest rate	1.5%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

DSUs

Eligible bonuses and RSUs/PSUs may be paid in the form of DSUs when executives or other key employees elect to or are required to participate in the plan. The value of a DSU at the issuance date is equal to the value of one BCE common share. For non-management directors, compensation is paid in DSUs until the minimum share ownership requirement is met or as elected by the directors thereafter. There are no vesting requirements relating to DSUs. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. DSUs are settled when the holder leaves the company.

The following table summarizes the status of outstanding DSUs at December 31, 2014 and 2013.

NUMBER OF DSUs	2014	2013
Outstanding, January 1	3,625,053	3,305,861
Issued(1)	142,231	230,718
Settlement of RSUs/PSUs	415,091	–
Dividends credited	202,885	182,065
Settled	(268,733)	(93,591)
Outstanding, December 31	4,116,527	3,625,053

(1)	The weighted average fair value of the DSUs issued was $48 and $44 in 2014 and 2013, respectively.

152 BCE Inc. 2014 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 27 Commitments and contingencies

Commitments

The following table is a summary of our contractual obligations at December 31, 2014 that are due in each of the next five years and thereafter.

							THERE-
	NOTE	2015	2016	2017	2018	2019	AFTER	TOTAL
Operating leases		295	249	211	161	134	748	1,798
Commitments for property, plant and equipment and intangible assets		851	573	441	450	321	1,617	4,253
Purchase obligations		1,443	448	360	188	178	1,005	3,622
Glentel acquisition	4	670	–	–	–	–	–	670
Total		3,259	1,270	1,012	799	633	3,370	10,343

BCE’s significant operating leases are for office premises, cellular tower sites and retail outlets with lease terms ranging from 1 to 33 years. These leases are non-cancellable and are renewable at the end of the lease period. Rental expense relating to operating leases was $335 million in 2014 and $300 million in 2013.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures. Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Contingencies

We become involved in various legal proceedings as a part of our business. While we cannot predict the final outcome or timing of the legal proceedings pending at December 31, 2014, based on the information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolution of these legal proceedings will not have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

Note 28 Related party transactions

Subsidiaries

The following table shows BCE’s significant subsidiaries at December 31, 2014. BCE has other subsidiaries which have not been included in the table as each represents less than 10% individually and less than 20% in aggregate of total consolidated revenues.

All of these subsidiaries are incorporated in Canada and provide services to each other in the normal course of operations. The value of these transactions is eliminated on consolidation.

	OWNERSHIP PERCENTAGE
SUBSIDIARY	2014	2013
Bell Canada	100.0%	100.0%
Bell Mobility Inc.	100.0%	100.0%
Bell Aliant(1)	100.0%	44.1%
Bell Media Inc.	100.0%	100.0%

(1)	In 2014, BCE acquired all of the issued and outstanding common shares of Bell Aliant that it did not already own. Refer to Note 3, Privatization of Bell Aliant. At December 31, 2013, BCE controlled Bell Aliant through its right to appoint a majority of the board of directors of Bell Aliant.

Transactions with joint arrangements and associates

During 2014 and 2013, BCE provided telecommunication services and received programming content and other services in the normal course of business on an arm’s length basis to and from its joint arrangements and associates. Our joint arrangements are comprised of MLSE, Inukshuk, Enstream Inc., Cirque du Soleil Media Limited Partnership and Dome Productions Partnership. Our associates are comprised of Summerhill Ventures LLP, Q9 Networks Inc., The NHL Network Inc., Suretap Wallet Inc. and, until July 2013, Viewer’s Choice Canada Inc.

BCE recognized revenues and incurred expenses with our associates and joint arrangements of $6 million (2013 – $7 million) and $56 million (2013 – $56 million), respectively.

BCE Inc. 2014 ANNUAL REPORT 153
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BCE Master Trust Fund

Bimcor Inc. (Bimcor), a wholly-owned subsidiary of Bell Canada, is the administrator of the Master Trust. Bimcor recognized management fees of $12 million from the Master Trust for 2014 and 2013. The details of BCE’s post-employment benefit plans are set out in Note 22, Post-employment benefit plans.

Compensation of key management personnel and board of directors

The following table includes compensation of the key management personnel and board of directors for the years ended December 31, 2014 and 2013 included in our income statements. Key management personnel are the company’s Chief Executive Officer (CEO) and the executives who report directly to the CEO.

FOR THE YEAR ENDED DECEMBER 31	2014	2013
Wages, salaries, fees and related taxes and benefits	(24)	(24)
Post-employment benefit plans and OPEBs cost	(4)	(4)
Share-based compensation	(26)	(25)
Key management personnel and board of directors compensation expense	(54)	(53)

Note 29 Significant partly-owned subsidiaries

The following tables show summarized financial information for our subsidiaries with significant NCI.

Summarized statements of financial position

	BELL ALIANT	(1)	CTV SPECIALTY(1)
FOR THE YEAR ENDED DECEMBER 31	2013		2014	2013
Current assets	408		255	378
Non-current assets	4,584		999	1,004
Total assets	4,992		1,254	1,382
Current liabilities	712		152	448
Non-current liabilities	3,117		185	189
Total liabilities	3,829		337	637
Total equity attributable to BCE shareholders	221		643	522
NCI(2)	942		274	223

(1)	In 2014, BCE acquired all the issued and outstanding shares of Bell Aliant that it did not already own, therefore eliminating the 55.9% ownership interest held by NCI. Refer to Note 3, Privatization of Bell Aliant. At December 31, 2013 and 2014, the ownership interest held by NCI in CTV Specialty was 29.9%. Both of Bell Aliant and CTV Specialty were incorporated and operated in Canada as at such dates.
(2)	The Bell Aliant NCI was greater than its share of net assets by $662 million for 2013, primarily due to preferred shares, all of which were owned by the NCI.

Selected income and cash flow information

	BELL ALIANT(1)		CTV SPECIALTY(2)
FOR THE YEAR ENDED DECEMBER 31	2014	2013	2014	2013
Operating revenues	2,757	2,759	807	781
Net earnings	328	379	174	190
Net earnings attributable to NCI	165	224	53	58
Total comprehensive income	171	664	175	194
Total comprehensive income attributable to NCI	72	384	54	59
Cash dividends paid to NCI	143	270	2	13

(1)	Bell Aliant net earnings and total comprehensive income include $22 million and $28 million of dividends declared on preferred shares for 2014 and 2013, respectively.
(2)	CTV Specialty net earnings and total comprehensive income includes $2 million directly attributable to NCI for 2014 and 2013.

154 BCE Inc. 2014 ANNUAL REPORT
GLOSSARY

GLOSSARY

BOOK VALUE PER SHARE

Total equity attributable to BCE shareholders, excluding preferred shares, divided by the number of common shares outstanding.

DIVIDENDS DECLARED PER COMMON SHARE

Common dividends declared divided by common shares outstanding at the end of the year.

MARKET CAPITALIZATION

BCE’s common share price at the end of the year multiplied by the number of common shares outstanding at the end of the year.

PRICE TO BOOK RATIO

BCE’s common share price at the end of the year divided by the book value per share at the end of the year.

PRICE TO CASH FLOW RATIO

BCE’s common share price at the end of the year divided by cash flow per common share. Cash flow per common share is cash flow from operating activities less capital expenditures, divided by the average number of common shares outstanding.

PRICE TO EARNINGS RATIO

BCE’s common share price at the end of the year divided by earnings per share.

RETURN ON EQUITY

Net earnings attributable to common shareholders divided by total average equity attributable to BCE shareholders excluding preferred shares.

TOTAL DEBT TO TOTAL ASSETS

Total debt (including debt due within one year) divided by total assets.

TOTAL DEBT TO TOTAL EQUITY

Total debt (excluding notes payable and bank advances) divided by total equity.

TOTAL SHAREHOLDER RETURN

The change in the BCE share price for a specified period plus BCE dividends reinvested, divided by the BCE share price at the beginning of the period.

BCE Inc. 2014 ANNUAL REPORT 155
BOARD OF DIRECTORS / EXECUTIVES

BOARD OF DIRECTORS AS OF MARCH 5, 2015

Thomas C. O’Neill,
FCPA, FCA
ONTARIO, CANADA
Chair of the Board,
BCE Inc. and Bell Canada
Director since January 2003

Barry K. Allen
FLORIDA, UNITED STATES
Operating Partner,
Providence Equity Partners LLC
Director since May 2009

Ronald A. Brenneman
ALBERTA, CANADA
Corporate Director
Director since November 2003	Sophie Brochu
QUÉBEC, CANADA
President and
Chief Executive Officer,
Gaz Métro Inc.
Director since May 2010

Robert E. Brown
QUÉBEC, CANADA
Corporate Director
Director since May 2009

George A. Cope
ONTARIO, CANADA
President and
Chief Executive Officer,
BCE Inc. and Bell Canada
Director since July 2008	David F. Denison,
 FCPA, FCA
ONTARIO, CANADA
Corporate Director
Director since October 2012

Robert P. Dexter
NOVA SCOTIA, CANADA
Chair and CEO,
Maritime Travel Inc.
Director since November 2014

Ian Greenberg
QUÉBEC, CANADA
Corporate Director
Director since July 2013	Gordon M. Nixon
ONTARIO, CANADA
Corporate Director
Director since November 2014

Robert C. Simmonds
ONTARIO, CANADA
Chair, Lenbrook Corporation
Director since May 2011

Carole Taylor
BRITISH COLUMBIA, CANADA
Corporate Director
Director since August 2010

Paul R. Weiss,
FCPA, FCA
ONTARIO, CANADA
Corporate Director
Director since May 2009

Committees of the board

AUDIT COMMITTEE

P.R. Weiss (Chair), S. Brochu,
D.F. Denison, R.P. Dexter,
I. Greenberg, R.C. Simmonds

The audit committee assists
the board in the oversight of:

  the integrity of BCE Inc.’s financial statements and related information
  BCE Inc.’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of both the external and internal auditors management’s responsibility for assessing and reporting on the effectiveness of internal controls
  BCE Inc.’s enterprise risk management processes.
PENSION FUND COMMITTEE

D.F. Denison (Chair), R.A. Brenneman, R.P. Dexter, C. Taylor, P.R. Weiss

The PFC assists the board in the oversight of:

  the administration, funding and investment of BCE Inc.’s pension plans and fund the unitized pooled fund sponsored by BCE Inc. for the collective investment of the fund and the participant subsidiaries’ pension funds.
CORPORATE GOVERNANCE COMMITTEE

R.E. Brown (Chair), B.K. Allen, S. Brochu, G.M. Nixon, R.C. Simmonds, C. Taylor

The CGC assists the board in:

  developing and implementing BCE Inc.’s corporate governance guidelines identifying individuals qualified to become members of the board determining the composition of the board and its committees determining the directors’ remuneration for board and committee service developing and overseeing a process to assess the Chair of the board, the board, committees of the board, Chairs of committees and individual directors reviewing and recommending for board approval BCE Inc.’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

R.A. Brenneman (Chair), B.K. Allen, R.E. Brown, I. Greenberg, G.M. Nixon

The MRCC assists the board in the oversight of:

  the compensation, nomination, evaluation and succession of officers and other management personnel the health and safety policies and practices.

156 BCE Inc. 2014 ANNUAL REPORT
BOARD OF DIRECTORS / EXECUTIVES

EXECUTIVES AS OF MARCH 5, 2015

George A. Cope
President and Chief Executive Officer,
BCE Inc. and Bell Canada

Mirko Bibic
Executive Vice-President and Chief Legal & Regulatory Officer,
BCE Inc. and Bell Canada

Charles W. Brown
President – The Source,
Bell Canada

Michael Cole
Executive Vice-President and Chief Information Officer,
Bell Canada

Kevin W. Crull
President – Bell Media,
Bell Canada

Stephen Howe
Executive Vice-President and Chief Technology Officer,
Bell Canada	Bernard le Duc
Executive Vice-President – Corporate Services,
BCE Inc. and Bell Canada

Thomas Little
President – Bell Business Markets,
Bell Canada

Wade Oosterman
President – Bell Mobility and Bell Residential Services
and Chief Brand Officer, Bell Canada

Mary Ann Turcke
Group President – Media Sales, Local TV and Radio, Bell Media,
Bell Canada

Martine Turcotte
Vice Chair – Québec,
BCE Inc. and Bell Canada

Siim A. Vanaselja
Executive Vice-President and Chief Financial Officer,
BCE Inc. and Bell Canada

John Watson
Executive Vice-President – Customer Experience,
Bell Canada

BCE Inc. 2014 ANNUAL REPORT 157
INVESTOR INFORMATION

INVESTOR INFORMATION

Share facts

SYMBOL
BCE

LISTINGS
TSX and NYSE stock exchanges
You will find a summary of the differences between our governance practices and the NYSE corporate governance rules in the governance section of our website at BCE.ca

COMMON SHARES OUTSTANDING
December 31, 2014 – 840,330,353

QUARTERLY DIVIDEND*
$0.65 per common share

2015 DIVIDEND SCHEDULE*

Record date	Payment date
March 16, 2015	April 15, 2015
June 16, 2015	July 15, 2015
September 15, 2015	October 15, 2015
December 15, 2015	January 15, 2016

* Subject to dividends being declared by the board of directors

2015 QUARTERLY EARNINGS RELEASE DATES
First quarter	April 30, 2015
Second quarter	August 6, 2015
Third quarter	November 5, 2015
Fourth quarter	February 4, 2016

Quarterly and annual reports as well as other corporate documents can be found on our website. Corporate documents can also be requested from the Investor Relations group.

Tax aspects

CAPITAL GAINS ON YOUR SHARES
Shareholders are required to pay tax on dividends as well as any capital gains they realize when they sell their shares or are deemed to have sold them.

If you received Nortel Networks common shares in May 2000 and/or Bell Aliant Regional Communications Income Fund units in July 2006, you should contact the Investor Relations group to learn more about the tax implications on your cost, or visit BCE.ca

DIVIDENDS
Since January 1, 2006 and unless stated otherwise, dividends paid by BCE Inc. to Canadian residents are eligible dividends as per the Canadian Income Tax Act. Since March 24, 2006 and unless stated otherwise, dividends paid by BCE Inc. to Québec residents also qualify as eligible dividends.

NON-RESIDENTS OF CANADA
Dividends paid or credited to non-residents of Canada are subject to a 25% withholding tax unless reduced by treaty. Under current tax treaties, U.S. and U.K. residents are subject to a 15% withholding tax.

Beginning in 2012, the Canada Revenue Agency introduced new rules requiring residents of any country with which Canada has a tax treaty to certify that they reside in that country and are eligible to have Canadian non-resident tax withheld on the payment of their dividends at the tax treaty rate. Registered shareholders should have completed the Declaration of Eligibility for Benefits under a Tax Treaty for a Non-Resident Taxpayer and returned it to the transfer agent.

U.S. RESIDENTS
In addition to the Declaration of Eligibility for Benefits under a Tax Treaty for a Non-Resident Taxpayer mentioned above, we are required to solicit taxpayer identification numbers and Internal Revenue Service (IRS) Form W-9 certifications of residency from certain U.S. residents. If these have not been received, we may be required to deduct the IRS’s specified backup withholding tax. For more information, please contact the transfer agent or the Investor Relations group.

158 BCE Inc. 2014 ANNUAL REPORT

Shareholder services

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Plan provides a convenient method for eligible holders of common shares to reinvest their dividends and make optional cash contributions to purchase additional common shares without brokerage costs.

DIVIDEND DIRECT DEPOSIT SERVICE

Avoid postal delays and trips to the bank by joining the dividend direct deposit service.

E-DELIVERY SERVICE

Enrol in our e-delivery service to receive the proxy material, the annual report and/or quarterly reports by e-mail. By doing so, you will receive your documents faster and in an environmentally friendly manner while helping your company reduce printing and postage costs.

MANAGE YOUR SHAREHOLDER ACCOUNT

Enrol with AnswerLine at www.canstockta.com and benefit from a wide variety of self-service tools to help track and manage your shares.

DUPLICATE MAILINGS

Help us control costs and eliminate duplicate mailings by consolidating your accounts.

For more details on any of these services, registered shareholders (shares are registered under your name) must contact the transfer agent. Non-registered shareholders must contact their brokers.

Contact information

TRANSFER AGENT AND REGISTRAR

For information on shareholder services or any other inquiries regarding your account (including stock transfer, address change, lost certificates and tax forms), contact:

CST Trust Company
320 Bay Street, 3rd Floor
Toronto, Ontario M5H 4A6

e-mail	bce@canstockta.com
tel	416-682-3861 or 1-800-561-0934 (toll free in Canada and the U.S.)
fax	514-985-8843 or 1-888-249-6189 (toll free in Canada and the U.S.)
website	www.canstockta.com

INVESTOR RELATIONS
Building A, 8th Floor 1 Carrefour Alexander-Graham-Bell Verdun, Québec H3E 3B3
e-mail	investor.relations@bce.ca
tel	1-800-339-6353
fax	514-786-3970 or visit the Investors section of our website at BCE.ca

Trade-marks: The following are trade-marks referred to and used as such in this annual report that BCE Inc., its subsidiaries, joint arrangements, associates or other entities in which we hold an equity interest own or use under licence. Aliant, DMTS, KMTS and FibreOP are trade-marks of Bell Aliant Regional Communications, Limited Partnership; BCE is a trade-mark of BCE Inc.; Bell, Bell Canada, Bell Centre, Bell Media, Bell Mobility, Bell TV, Fibe, Let’s Talk, Sympatico and TV Everywhere are trade-marks of Bell Canada; Astral, Astral Media, Astral Out-of-Home, BNN, Canal D, Canal Vie, CFCF, CFCN, Chum FM, CinéPop, Comedy, CP24, CTV, CTV Extend, CTV GO, CTV News Channel, CTV Specialty, M The Movie Network, MUCH, Space, Super Écran, The Loop, The Movie Network, TMN Encore, TMN GO, VRAK, VRAK.TV, W5, Z Design and Ztélé are trade-marks of Bell Media Inc.; Bravo is a trade-mark of Bravo Media LLC; Cablevision is a trade-mark of Cablevision du Nord de Québec Inc.; CraveTV is a trade-mark of 7680155 Canada Inc. (a subsidiary of Bell Media Inc.); Discovery is a trade-mark of Discovery Communications, LLC; Expertech is a trade-mark of Expertech Network Installation Inc.; ExpressVu is a trade-mark of Bell ExpressVu Limited Partnership; EZ Rock is a trade-mark of Bell Media Radio G.P.; HBO Canada is a trade-mark of Home Box Office Inc.; MLSE, Toronto Raptors, Toronto Maple Leafs and Toronto Marlies are trade-marks of Maple Leaf Sports & Entertainment Ltd.; Toronto FC and Vancouver Whitecaps are trade-marks of MLS Canada LP; MTV is a trade-mark of Viacom International Inc.; Montreal Canadiens is a trade-mark of Le Club de Hockey Canadien, Inc.; Nordia is a trade-mark of Nordia Inc.; NorthernTel is a trade-mark of Nortel Networks Limited; NorthwesTel is a trade-mark of NorthwesTel Inc.; Q9 is a trade-mark of Q9 Networks Inc.; Sportscentre is a trade-mark of ESPN, Inc.; Télébec is a trade-mark of Télébec, Limited Partnership; The Globe and Mail is a trade-mark of The Globe and Mail Inc.; The Source is a trade-mark of The Source (Bell) Electronics Inc.; TSN and RDS are trade-marks of The Sports Network Inc.; and Virgin Mobile, Virgin Mobile Canada and Virgin Radio are trade-marks of Virgin Enterprises Limited.

We believe that our trade-marks are very important to our success and take appropriate measures to protect, renew and defend them. Any other trade-marks used in this annual report are the property of their respective owners.

© BCE Inc., 2015. All rights reserved.

BCE.ca